Exhibit 99.1

GUALCAMAYO PROJECT

SAN JUAN - ARGENTINA

TECHNICAL REPORT UPDATE

PURSUANT TO NATIONAL INSTRUMENT 43-101 OF

THE CANADIAN SECURITIES ADMINISTRATORS

Prepared For

YAMANA GOLD INC.

February 27, 2009

Prepared By

Renato A. Petter

P. Eng., Technical Services, Director, Yamana Gold Inc.

Evandro C. Cintra

B.Sc. (Geology), Ph.D. (Geology), APGO

Technical Services, Senior Vice President, Yamana Gold Inc.

Table of Contents

1.0	SUMMARY			7
	1.1	PROPERTY DESCRIPTION AND LOCATION		7
	1.2	OWNERSHIP		7
	1.3	GEOLOGY AND MINERALIZATION		7
	1.4	EXPLORATION		8
	1.5	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES		9
	1.6	MINING OPERATIONS		10
		1.6.1	QDD UPPER	10
		1.6.2	AMELIA INÉS & MAGDALENA (AIM) DEPOSITS	12
		1.6.3	QUEBRADA DEL DIABLO LOWER WEST, UNDERGROUND MINING	15
	1.7	ENVIRONMENTAL CONSIDERATIONS		18
	1.8	CONCLUSIONS AND RECOMMENDATIONS		18
2.0	INTRODUCTION			21
3.0	property description and location			22
	3.1	MINERAL RIGHTS		23
	3.2	NATURE AND EXTENT OF ISSUER’S TITLE		25
	3.3	SURFACE RIGHTS		25
	3.4	PERMITS & ENVIRONMENTAL LIABILITIES		27
4.0	accessibility, climate, local resources, infrastructure and physiography			27
	4.1	ACCESSIBILITY		27
	4.2	CLIMATE		27
	4.3	LOCAL RESOURCES AND INFRASTRUCTURE		27
	4.4	PHYSIOGRAPHY		28
5.0	history			28
6.0	geological setting			30
	6.1	REGIONAL AND LOCAL GEOLOGY		30
	6.2	STRATIGRAPHY		31
	6.3	STRUCTURE		32
	6.4	ALTERATION		33
7.0	deposit type			34
8.0	mineralization			35
9.0	EXPLORATION			37
10.0	drilling			41
	10.1	PREVIOUS DRILLING PROGRAMS		41
	10.2	RC DRILLING 2006 TO 2007		42
	10.3	CORE DRILLING 2006 TO 2008		44
11.0	SAMPLING METHOD AND APPROACH			45
	11.1	REVERSE CIRCULATION DRILLING		45
	11.2	CORE DRILLING		46
	11.3	CHANNEL SAMPLING		47

12.0	SAMPLe preparation, analyses and security			47
13.0	data verification			49
	13.1	STANDARDS		49
	13.2	BLANKS		52
	13.3	CHECK ASSAYS		52
14.0	adjacent properties			53
15.0	mineral processing and metallurgical testing			53
	15.1	MINERAL PROCESSING		53
	15.2	METALLURGICAL TESTING		54
		15.2.1	QDD UPPER METALLURGY	54
		15.2.2	QDDLW METALLURGY	62
		15.2.3	AIM METALLURGY	69
16.0	mineral resource and mineral reserve estimates			71
	16.1	QDDLW ZONE		72
		16.1.1	EXPLORATORY DATA ANALYSIS	72
		16.1.2	DEPOSIT MODELLING	75
		16.1.3	COMPOSITING	78
		16.1.4	DENSITY	79
		16.1.5	VARIOGRAM ANALYSIS	80
		16.1.6	BLOCK MODEL AND GRADE ESTIMATION PROCEDURES	80
		16.1.7	MODEL VALIDATION	83
		16.1.8	MINERAL RESOURCE SUMMARY	84
	16.2	AIM DEPOSITS		85
		16.2.1	AIM MINERAL RESOURCE SUMMARY	88
	16.3	QDD UPPER MINERAL RESOURCE		88
17.0	other relevant data and information			89
18.0	INTERPRETATION AND CONCLUSIONS			89
19.0	RECOMMENDATIONS			91
20.0	REFERENCES			93
21.0	DATE AND SIGNATURE PAGE			94
22.0	CERTIFICATEs OF qualified persons			95
23.0	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES			99
	23.1	MINING OPERATIONS		99
		23.1.1	OPEN PIT - QDD UPPER	99
		23.1.2	OPEN PIT – AMELIA INÉS & MAGDALENA (AIM) DEPOSITS	103
		23.1.3	QDDLW, UNDERGROUND MINING	106
	23.2	RECOVERABILITY		114
	23.3	MARKETS		115
	23.4	CONTRACTS		115
	23.5	ENVIRONMENTAL CONSIDERATIONS		115
	23.6	PROJECT ECONOMIC ANALYSIS		116
		23.6.1	ECONOMIC PARAMETERS	116

23.6.2	CAPITAL AND OPERATING COST ESTIMATES	117
23.6.3	PRODUCTION PLAN AND GOLD PRODUCTION	121
23.6.4	CASH FLOW	122
23.6.5	SENSITIVITY ANALYSIS	125
23.6.6	PAYBACK	126
23.6.7	MINE LIFE	126

List of Figures

FIGURE 1 – QDD LOCATION	10
FIGURE 2 – GENERAL VIEWS OF PIT SHELLS IN AMELIA INÉS AND MAGDALENA	12
FIGURE 3 – GUALCAMAYO UG MINE LAYOUT & DEVELOPMENT	15
FIGURE 4 – TYPICAL SECTION SUB LEVEL SHRINKAGE & FILL STOPING METHOD	16
FIGURE 5 – SUBLEVEL STOPING	17
FIGURE 6 – LOCATION OF THE GUALCAMAYO GOLD PROJECT, SAN JUAN, ARGENTINA	23
FIGURE 7 – GUALCAMAYO GOLD PROJECT MINERAL AND SURFACE RIGHTS	26
FIGURE 8 – THE QDDLW RESOURCE	31
FIGURE 9 – CROSS SECTION	34
FIGURE 10 – TENSIONAL GASH GEOMETRIES – LEFT RELATIVE POSITION OF LOS SAPITOS/SAN JUAN FM	35
FIGURE 11 – QDDLW RESOURCE	38
FIGURE 12 – IMMEDIATE EXPLORATION POTENTIAL AREA	39
FIGURE 13 – QDDLW EXPLORATION POTENTIAL TO THE WEST	40
FIGURE 14 – RESOURCE CONTINUITY	40
FIGURE 15 – QDD DRILL HOLE PLAN	43
FIGURE 16 – AIM SURFACE DRILL PLAN	43
FIGURE 17 – QDDLW DRILL HOLE PLAN	44
FIGURE 18 – COMPARISON OF GOLD ASSAYS USING 50 GM AND 30 GM SPLITS	48
FIGURE 19- SAMPLE SEQUENCE CHARTS – LOW STANDARDS 347 AND OXE56	50
FIGURE 20 – SAMPLE SEQUENCE CHART – LOW STANDARD OXH55	50
FIGURE 21 – SAMPLE SEQUENCE CHART – STANDARDS 360 AND OXG70	51
FIGURE 22 – SAMPLE SEQUENCE CHART – MEDIUM STANDARD	51
FIGURE 23 – SAMPLE SEQUENCE CHART – HIGH STANDARDS 261 AND OXK69	51
FIGURE 24 – BLANK CONTROL CHART	52
FIGURE 25 – COMPARISON OF THE DATA SETS	53
FIGURE 26 – RECOVERY VARYING WITH OXIDATION LEVEL IN BOTTLE TESTS	65
FIGURE 27 - MEAN GOLD GRADE VS. CORE RECOVERY	73
FIGURE 28 - FREQUENCY DISTRIBUTION OF RAW ASSAYS	74
FIGURE 29 - DECILE ANALYSIS, QDDLW	75
FIGURE 30 - QDDLW ZONE DOMAIN	76
FIGURE 31 - LITHOLOGY MODELS OF CONGLOMERATE ANS BRECCIA UNITS	78
FIGURE 32 - HISTOGRAM OF AU DISTRIBUTION IN COMPOSITES	79
FIGURE 33 - SEMI-VARIOGRAM MODEL	80
FIGURE 34 - LITHOLOGIC MODEL, QDDLW ZONE	81
FIGURE 35 - BLOCK MODEL OXIDATION LEVEL COMPARED WITH BOTTLE ROLL RECOVERY DATA	82

FIGURE 36 - QDDLW ZONE MODEL CLASSIFICATION	83
FIGURE 37 - GRADE TONNAGE CURVES COMPARING ID2 AND KRIGED ESTIMATES	84
FIGURE 38 – 3D MODEL OF INTRUSIVE STOCK	86
FIGURE 39 – AIM GRADESHELL DOMAIN MODELS	87
FIGURE 40 – OPEN PIT WITH ORE PASS LOCATED WITHIN THE PIT	99
FIGURE 41 – DISCOUNTED PIT VALUE AND TONNAGE OF ORE AND WASTE	102
FIGURE 42 – GENERAL VIEWS OF PIT SHELLS IN AMELIA INES AND MAGDALENA	103
FIGURE 43 – GENERAL LOCATION OF QDDLW DEPOSIT	107
FIGURE 44 – REMAINING RESOURCES	108
FIGURE 45 – PHASE I FRAGMENTATION	110
FIGURE 46 – PHASE II SIMULATION DRAWING AND FILLING	110
FIGURE 47 – STOPES	112
FIGURE 48 – STOPES DIMENSION	112
FIGURE 49 – 3D MINE DESIGN	113
FIGURE 50 – RECOVERY VARYING WITH OXIDATION LEVEL*	114

List of Tables

TABLE 1 – GUALCAMAYO MINERAL RESOURCE ESTIMATE (EXCLUSIVE OF RESERVES)	9
TABLE 2 – GUALCAMAYO MINERAL RESERVES	9
TABLE 3 – DESIGN PARAMETERS	11
TABLE 4 – METALLURGICAL RECOVERY FOR QDD OPTIMIZATION	11
TABLE 5 – ORE RESERVE INSIDE THE FINAL OPEN PIT (DILUTED)	12
TABLE 6 – AIM RESERVES (DILUTED – 2008)	13
TABLE 7 – OXIDATION AND RECOVERY	13
TABLE 8 – DESIGN PARAMETERS	13
TABLE 9 – TECHNICAL AND ECONOMICAL PARAMETERS	14
TABLE 10 – AIM EQUIPMENTS	14
TABLE 11 – QDDLW ESTIMATE RESERVES	18
TABLE 12 – PRODUCTION PROFILE (000 OZ)	20
TABLE 13 – BREAKDOWN OF OPERATING COSTS (OPEN PIT)	21
TABLE 14 – CATEOS AND MINES OF GUALCAMAYO PROJECT	24
TABLE 15 - GUALCAMAYO STRATIGRAPHIC COLUMN	32
TABLE 16 – GUALCAMAYO EXPLORATION HISTORY	37
TABLE 17 – QDD DRILLING SUMMARY	41
TABLE 18 – AMELIA INÉS DRILLING SUMMARY	42
TABLE 19 – MAGDALENA DRILLING SUMMARY	42
TABLE 20 - QDDLW CORE DRILLING SUMMARY	44
TABLE 21 – SIGNIFICANT DRILL INTERCEPTS, OCTOBER 2008	45
TABLE 22 – REFERENCE STANDARD STATISTICS	49
TABLE 23 – OVERALL AVERAGE BOTTLE-ROLL GOLD RECOVERY VS. DEGREE OF OXIDATION (VICEROY DATA)	55
TABLE 24 – LITHOLOGICAL AVERAGE GOLD RECOVERY VS. DEGREE OF OXIDATION – VICEROY DATA (48 HOUR BOTTLE ROLL)	56
TABLE 25 – SUMMARY OF BOTTLE ROLL TEST (VICEROY DATA)	56
TABLE 26 – LOW ENERGY WORK AND ABRASION INDICES	61

TABLE 27 – SUMMARY OF MINERALOGICAL OBSERVATIONS	64
TABLE 28 – THE RESULTING GOLD EXTRACTION AND REAGENT CONSUMPTION LEVELS WERE AS FOLLOWS	65
TABLE 29 – COLUMN TEST	67
TABLE 30 – RESULTING GOLD EXTRACTION	67
TABLE 31 – RESULTING FINAL SUBSIDENCES	67
TABLE 32 – RESULTING DRAINAGE PARAMETERS	68
TABLE 33 – METALLURGICAL BALANCE	68
TABLE 34 – SUMMARY FOR THE RESULTS OF CYANIDE COLUMN TEST	69
TABLE 35 – PRELIMINARY RESERVES (FOR METALLURGICAL TEST)	70
TABLE 36 – AIM MINERAL RECOVERY	71
TABLE 37 – GUALCAMAYO MINERAL RESOURCE ESTIMATE (EXCLUSIVE OF RESERVES)	72
TABLE 38 – GUALCAMAYO MINERAL RESERVES	72
TABLE 39 - CORE RECOVERY STATISTICS	73
TABLE 40 - DESCRIPTIVE STATISTICS OF SAMPLE DATA WITHIN ZONE BY LITHOLOGY	74
TABLE 41 - DRILL HOLE INTERCEPTS WITHIN QDDLW ZONE	76
TABLE 42 - COMPOSITE STATISTICS FOR AU	78
TABLE 43 - OXIDATION LEVEL COMPOSITE RANGES	79
TABLE 44 - BULK DENSITY MEASUREMENT	79
TABLE 45 - BLOCK MODEL PARAMETERS	80
TABLE 46 - BLOCK MODEL ESTIMATION PARAMETERS	81
TABLE 47 - DISTRIBUTION OF BLOCKS BY OXIDATION RANGE	81
TABLE 48 - GLOBAL MEAN GRADE COMPARISON	83
TABLE 49 - QDDLW MINERAL RESOURCE ESTIMATE	84
TABLE 50 – AIM MINERAL RESOURCE ESTIMATE	88
TABLE 51 – REVISED QDD UPPER MEASURED AND INDICATED RESOURCES (EXCLUDING RESERVES)	88
TABLE 52 – PRODUCTION PROFILE (000 OZ)	91
TABLE 53 – BREAKDOWN OF OPERATING COSTS (OPEN PIT)	92
TABLE 54 – DESIGN PARAMETERS	100
TABLE 55 – SECURITY FACTORS FOR WASTE DUMPS	101
TABLE 56 – WASTE DUMPS DESING	101
TABLE 57 – ORE RESERVE INSIDE THE FINAL OPEN PIT (DILUTED)	102
TABLE 58 – AIM RESERVES (DILUTED – 2008)	103
TABLE 59 – OXIDATION AND RECOVERY	104
TABLE 60 – DESIGN PARAMETERS	104
TABLE 61 – TECHNICAL AND ECONOMICAL PARAMETERS	104
TABLE 62 – PIT OPTIMIZATION RESULTS (WHITTLE)	105
TABLE 63 – AIM EQUIPMENTS	106
TABLE 64 - QDDLW MINERAL RESERVES (SHRINKAGE)	109
TABLE 65 - QDDLW MINERAL RESERVES (FRONT CAVING)	113
TABLE 66 - FOREING EXCHANGE RATES	117
TABLE 67 - METAL PRICES	117
TABLE 68 – OPEN PIT MINING CAPITAL COST	118
TABLE 69 – UNDERGROUND MINING CAPITAL COST (BOTH MINED OPTIONS)	118
TABLE 70 – OPEN PIT OPERATING COST	119

TABLE 71 – UG OPERATING COST (SHRINKAGE)	120
TABLE 72 – UG OPERATING COST (FRONT CAVING)	120
TABLE 73 – PRODUCTION PLAN WITH SHRINKAGE ALTERNATIVE	121
TABLE 74 – PRODUCTION PLAN WITH FRONT CAVING ALTERNATIVE	122
TABLE 75 – CASH FLOW WITH SHRINKAGE UG MINED OPTION	123
TABLE 76 – CASH FLOW WITH FRONT CAVING UG MINED OPTION	124
TABLE 77 - SENSITIVITY ANALYSIS (SHRINKAGE)	125
TABLE 78 – SENSITIVITY ANALYSIS (FRONT CAVING)	125

1.0                              SUMMARY

Yamana Gold Inc. (YRI-TSX), through its 100% owned subsidiary, Minas Argentinas S.A. (“MASA”) is engaged in the exploration and advancement of the Gualcamayo Project in the Jáchal Region of the San Juan province of Western Argentina.

The Gualcamayo Gold Project includes three known deposits, Quebrada Del Diablo (“QDD”), Amelia Inés and Magdalena. The term (“AIM”) refers collectively to the latter two deposits. The QDD deposit includes the QDD Upper zone which is being developed using open pit mining, and the QDD Lower West Zone hereinafter called (“QDDLW”) that is at recent approved feasibility stage. Other targets on the property are at an early prospective stage of exploration.

1.1                              PROPERTY DESCRIPTION AND LOCATION

The Gualcamayo property is located in northern San Juan Province, Argentina, approximately 270 km north of the provincial capital, San Juan City. It consists of three main mineral deposits, the main QDD deposit, the AIM satellite deposits and the QDDLW underground zone.

1.2                              OWNERSHIP

The main Gualcamayo block consists of one Cateo and 57 Minas covering a 7,128 hectare noncontiguous area. Fifty five (55) of the Minas are contiguous and lie wholly within the Cateo. One Mina (Chani) lies partially outside the Cateo and another Mina (Perico) lies wholly outside the Cateo. The Company does not hold an interest in six (6) contiguous Minas, collectively known as the Virgen de Lourdes Property, which cover a 50 hectare area within the main Gualcamayo Property block.

Surface rights in Argentina are not conferred with title to either a mining lease or a claim and must be negotiated with the landowner. In 2004, MASA purchased the surface rights to a contiguous land package totaling 26,218 hectares, which partially covers the Gualcamayo gold project and wholly covers access routes to the area of interest from Highway 40, the main access route to the property.

1.3                              GEOLOGY AND MINERALIZATION

Geological Setting

In terms of regional geology, the Gualcamayo gold project is located along the eastern margin of the Precordillera of west central Argentina. The Precordillera is a narrow N-S trending belt of tectonically deformed clastic and carbonate rocks of lower to mid Paleozoic age, overlain by Carboniferous and Permian marine and continental sediments, Triassic volcanics and continental redbeds and Tertiary continental redbeds.

In terms of local and property geology, the Gualcamayo project is located primarily within a package of lower Paleozoic stratigraphy characterized by thick carbonate sequences of upper-Cambrian Los Sapitos and Ordovician San Juan Formations, which are overlain by marine clastics of Upper Ordovician Trapiche Formation. The entire stratigraphic section exceeds 1,000 m in tickness. The inmediate project area is intruded by a quartz diorite stock, dated at 16-5.6 MA that produced relatively thin skarn halos and a matasomatic areole that extends 100’s of metres outboard into the surrounding carbonates.

In terms of local geology al QDDLW, from the modelling of the geological contracts, it is possible to clearly depict the structural and lithological factors controlling the emplacement of the QDDLW resource. These confirm the initial assumption of the role played by the tension gash geometrics observed both in plan and cross section and evidenced by the geological mapping and structural interpretation.

Mineralization

Gold mineralization at Gualcamayo occurs in carbonate sediments within conformable and discordant carbonate breccias and fractured limestone. The gold mineralization is related to a hydrothermal event overprinting the proximal skarns and extending into the surrounding marbles and limestones. The QDD canyon itself lies along a fault/dyke system, which is believed to be a reactivated, Ordovician rift structure that acted as the primary conduit for hydrothermal fluids migrating away from the intrusive contacts.

At AIM, late stage gold-arsenic mineralization overprints skarn zones and extends into the surrounding marbles of the San Juan Formation. Skarn hosted mineralization comprised of chalcopyrite, sphalerite, galena, pyrrhotite and pyrite was deposited as a retrograde event preceding the introduction of the gold-arsenic mineralization. Gold mineralization is intimately associated with fine grained marcasite that lines late fractures and forms the chief component to marble and skarn breccias matrices.

At QDDLW Mineralization, the predominant mineral in the gangue is calcite, followed by quartz, pyrite, iron oxides, feldspars and a small amount of realgar.

1.4                              EXPLORATION

Since 1983, the Gualcamayo property has had significant exploration programs conducted by Mincorp and MASA. The stage of exploration has advanced through several drill programs sufficient to complete a resource estimate. Past exploration programs have been assessed in previous technical reports in 2003, 2004 and 2008.

Since the acquisition of the Gualcamayo property by Yamana in 2006, MASA has done exploration work that has included core drilling; reverse circulation drilling; rock geochem sampling, geologic mapping, airbone geophysics, petrographic study; and electron microprobe study through 2008.

An aggressive regional exploration program is also underway assessing the numerous gold anomalies that extend a further 12 km west and 8 km north of Gualcamayo. Anomalies are associated with similar trans-tensional wrench structures, Tertiary age intrusives and Lower Paleozoic carbonates recognized at Gualcamayo.

Total drilling completed in October 2008 was of 6,157 m, including 2,956 m of core holes and 3,201 m of RC holes. A total of 2,708 m of RC drilling were drilled at the Las Vacas Project, and 493 m in Cerro Diablo. The diamond drilling includes 816 m drilled in the Quebrada Perdida regional project, and 2,140 m of near mine exploration drilling at Gualcamayo (1,608 m of underground holes and 532 of surface drilling).

A new resource update of the QDD Lower West resource was performed during October 2008. The final report was presented early November (Simpson, November 2008). It considered data from the recently finished infill drilling aimed to carry about 240 K of inferred resources to the measured and indicated categories.

Preliminary results from this new resource update show a global ounces increase amount of 294 K oz over a total of 905 K oz at 2.86 gpt Au. The added measured and indicated resource was of 392 K oz, over a total of 769 K oz at 2.9 gpt Au.

The infill drilling confirmed and expanded the initial resource estimation (Jan ‘08) by introducing higher grade and volume data from QDDLW. At the same time, partial exploration data allowed to confirm the westward expansion of the resource (figure 11).

1.5                              MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

The following tables present the mineral resources and reserves for the Gualcamayo Project as of February, 2009, consolidated with QDD Upper, QDD Lower West and Amelia Ignes-Magdalena deposits. The 2006 inferred portion of the QDD Upper zone was updated in 2008 as it partially overlapped the QDDLW zone.

Table 1 – Gualcamayo Mineral Resource Estimate (exclusive of Reserves).

	Cut-off	Measured			Indicated			Measured and Indicated
Deposit	g/t	Tonnes	Au g/t	Au Oz	Tonnes	Au g/t	Au Oz	Tonnes	Au g/t	Au Oz
QDD Upper	0.3	32,000	0.58	600	11,981,000	0.835	322,000	12,013,000	0.834	322,000
QDD Lower	1	60,580	3.12	6,000	1,432,800	2.43	111,700	1,493,400	2.45	117,700
AIM	0.5	124,100	4.18	16,700	1,335,500	3.13	134,600	1,459,500	3.22	151,300
Total		216,680	3.35	23,300	14,749,300	1.2	568,300	14,965,900	1.23	591,600

	Cut-off	Inferred
Deposit	g/t	Tonnes	Au g/t	Au Oz
QDD Upper	0.3	10,723,000	0.84	289,000
QDD Lower	1	582,700	2.25	42,200
AIM	0.5	1,452,900	2.07	96,500
Total		12,758,600	1.04	427,700

The resources have been estimated by Ronald G. Simpson, P. Geo, as a “qualified person” for the purposes of NI 43-101.

Table 2 — Gualcamayo Mineral Reserves.

Consolidated	Cut-	Proven			Probable			Proven+Probable
Reserves	off g/t	Tonnes	Au g/t	Au Oz	Tonnes	Au g/t	Au Oz	Tonnes	Au g/t	Au Oz
QDD Upper	0.18	7,522,519	0.978	236,534	59,332,446	0.804	1,533,696	66,854,965	0.824	1,771,136
QDD Lower*	1	431,703	2.54	35,254	11,040,009	1.93	684,225	11,471,712	1.95	719,479
AIM	0.5	404,000	2.42	31,000	4,939,000	2.39	380,000	5,343,000	2.392	411,000
Total		8,358,222	1.128	302,788	75,311,455	1.073	2,597,921	83,669,677	1.079	2,901,615

* Front Caving Option

The reserves have been reviewed by Renato Petter, P. Eng., as a “qualified person” for the purposes of NI 43-101.

1.6                              MINING OPERATIONS

1.6.1                    QDD UPPER

The QDD deposit is located in an area of rugged topography. Natural slopes in most of the mining areas are greater than 40°, and in some areas exceed 80°. The highest elevation of the mine is 2,670 m and the lowest elevation 1,940 m.

Because of the rugged terrain, trucking is an expensive choice for transporting the ore to the primary crushing circuit. The rugged topography and the continuous nature of the broad low-grade mineralized zone within a limestone/marble breccia provided the opportunity to investigate alternate mining and transportation methods. The proposed method for ore transportation from the pit is by two ore passes located within the pit. This system is well proven in the mining industry, mostly within the industrial minerals sector.

Figure 1 — QDD Location.

The deposit was divided into two major structural domains (West and East) for the purposes of open pit assessment. A series of pit design sectors were defined based on the site geology plans, surface geological mapping, and the oriented geotechnical drilling. Pit slope design criteria for each design sector were formulated to minimize significant structurally controlled failures along continuous bedding based on the results of kinematic analyses. The pit slope design includes conventional benched slopes and footwall slopes. The benched slopes are typically at an inter-ramp angle of 43 to 49 degrees, and “footwall design” is recommended for design sectors where bedding is believed to dip between 35 and 50 degrees and the dip direction of bedding is within 30 degrees of the dip direction of the pit wall.

For the west side of the pit the ore will be dumped into the ore pass at elevation 2,100 m and then transferred to the primary crusher at the bottom of ore pass via conveyor within an adit. Another key aspect to the mining of QDD is the waste removal and storage. The waste is essentially limestone and contains no deleterious elements. Therefore, the mine plan is based on blasting and pushing or hauling the waste short distances over the edge of the pit into the large deep valleys below.

The final pit designed and optimized with the software Whittle (optimization) and MineSight (design), for the QDD mine gave the following general results, as shown in the following table.

Table 3 — Design Parameters.

Bench height	10	m
Pre-splitting	20	m
Mined	10	m
Dilution	7%
Ramp gradient	15%
Ramp width	12	m
Ramp long	70	m
Berm width	12	m
Slope angle	43-49	º
Bench face angle	75	º

Low-damage careful blasting practices are being utilized for the current pit wall development. 4.5” diameter pre-split holes are drilled at 65 degrees along the final bench faces with a close spacing of 1.5 to 2.0 m. Small diameter drills (4.5” to 5.5”) were also used for buffer holes and production blastholes with typical spacing of 3.0 to 4.5 m. This blasting practice minimizes wall damage behind design lines and results in less backbreak along the upper benches.

For QDD optimization (whittle) the metallurgical recovery was 80%.

Table 4 — Metallurgical Recovery for QDD Optimization.

Recovery % (Au)	Oxidation %
45	0 a 40
65	41 a 70
80	71 a 100

Reserves optimization

The milling cutoff grade of 0.18 g/t Au was calculated using a gold price of $480/oz, 80% recovery, and a processing cost of $2.19/t. The process operating cost includes general and administration, power and environmental costs. This grade was used for pit reserve calculations. All blocks with grade less than 0.18 g/t were considered as waste rock.

The final pit was designed and optimized with the software Whittle (optimization) and MineSight (design), the following figures shows the optimization results and the graphic, to apply the optimum pit selection in which the revenue factor is equal to 1.

Table below shows the total diluted proven and probable reserves.

Table 5 — Ore Reserve Inside the Final Open Pit (Diluted).

Class	Tonnes	Au g/t	Au Oz
Proven	7,522,519	0.978	236,534
Probable	59,332,446	0.804	1,533,696
Proven+Probable	66,854,965	0.824	1,771,136

1.6.2                    AMELIA INÉS & MAGDALENA (AIM) DEPOSITS

A mine plan has been developed by the technical services group of Yamana Gold for the Amelia Inés and Magdalena mineral deposits based on the measured and indicated resource. These deposits are two separate gold resources located in the Gualcamayo gold project area, approximately 700 m from the edge of the QDD deposit.

Figure 2 — General Views of Pit Shells in Amelia Inés and Magdalena.

Table below shows the total diluted Proven and Probable reserves of AIM deposits.

Table 6 — AIM Reserves (Diluted — 2008).

	Proven			Probable			Proven + Probable
	Tonnes	Au	Au	Tonnes	Au	Au	Tonnes	Au	Au
Deposit	(x1000)	(g/t)	(ozx1000)	(x1000)	(g/t)	(ozx1000)	(x1000)	(g/t)	(ozx1000)
AIM	404	2.420	31	4,939	2.390	380	5,343	2.392	411
Total AIM	404	2.420	31	4,939	2.390	380	5,343	2.392	411

	Inferred
	Tonnes	Au	Au
Deposit	(x1000)	(g/t)	(ozx1000)
AIM	424	2.500	34
Total AIM	424	2.500	34

Metallurgical Recovery is related to the percentage of oxidation measured on the gold and is obtained from the gold extraction recovery table below:

Table 7 — Oxidation and Recovery.

Oxidation %	Field Recovery %
0 to 40	45
41 to 70	65
71 to 100	80

The final pits, designed and optimized with the software Whittle (optimization) and MineSight (design), for the Amelia-Inés y Magdalena mines gave the following general results, as shown in the following table.

Table 8 — Design Parameters.

Bench height	10	m
Pre-splitting	20	m
Mined	10	m
Dilution	7%
Ramp gradient	15%
Ramp width	12	m
Ramp long	70	m
Berm width	12	m
Slope angle	43-49	º
Bench face angle	75	º

The following table summarizes the economic parameters used in AIM optimization.

Table 9 — Technical and Economical Parameters.

COSTS
MINE	US$/t	0.85
REHABILITATION COST	US$/t	0.03
LEACHING	US$/t process	2.83
G&A	US$/t process	1.355
SELLING COST	US$/t.oz	63.37
EXPORT DUTY	US$/t.oz	33.75
ROYALTY Y FIDUCIARY FOUND	US$/t.oz	27
REFINING AND TRANSPORTATION	US$/t.oz	2.62

UNDERGROUND MINING ALT. 1	US$/t	8
UNDERGROUND MINING ALT. 2	US$/t	15

GOLD PRICE	US$/t.oz	675

RECOVERY	%	56
OVERALL SLOPE ANGLE	degree	45°
MINING CAPACITY	Mton	47
LEACH CAPACITY	Mton	8,5
DILUTION	%	7

The following table shows the list of equipment required for open pit operation.

Table 10 — AIM Equipments.

Númber of equipments	2009	2010	2011	2012	2013

AIM Mine Equipments	6	0	0	0	0
Truck Komatsu HM400_2	3
Excavators Komatsu PC800_5	1
Bulldozer Komatsu D375	1
Whell Dozer WD600	1
Infrastructure/Others Estimated	3	0	0	0	0
Feed Conveyor to Primary Crushing Tunnel TG11	1
Extension Tunnel TG11	1
Acces Road & Connection AIM	1

U$S		Unit Price	2009	2010	2011	2012	2013

AIM	Mine Equipments		3,608,984	0	0	0	0
Truck Komatsu HM400_2		$475,927	1,427,782
Excavators Komatsu PC800_5		$742,856	742,856
Bulldozer Komatsu D375		$814,612	814,612
Whell Dozer WD600		$623,734	623,734
Infrastructure/Others Estimated			4,411,163	0	0	0	0
Feed Conveyor to Primary Crushing Tunnel TG11		$3,180,000	3,180,000
Extension Tunnel TG11		$586,816	586,816
Acces Road & Connection AIM		$644,347	644,347

1.6.3                    QUEBRADA DEL DIABLO LOWER WEST, UNDERGROUND MINING

A feasibility study was developed by Yamana, on QDDLW deposit, two alternative approaches to mining the deposit were considered. Under the first approach, mining is by shrinkage and the second approach, a front caving with pillar recovery method.

For the development of mining section, Yamana has hired two consultants, JRI Ingeniería S.A. (“JRI”) and Metaproject Ingeniería e Innovación S.A. (“Metaproject”). The main objective was to conduct the analysis and selection of the method of operation applicable to their future underground mine project of the Gualcamayo project, called QDDLW.

This study has been divided into two sections, denominated Option 1 for the JRI consultant and Option 2 for the Metaproject consultant.

Option 1 — Shrinkage Method

To support the production expansion, Yamana has requested JRI the selection of mining method to apply in the underground mine QDDLW.

The ore body QDDLW is located approximately 500 m below ground level, and it has spindle shape, with the main axis oriented N80W, slightly declining 10° to the West. The mineralization spreads without preferential ways or concentrations. The quality of the surrounding and mineralized rock does not present differences, both with regular competence, the ore being limited by a cut grade only.

Figure 3 — Gualcamayo UG Mine Layout & Development.

The ore body is located below the West end of the open pit mining considered by the basic project; consequently, the QDDLW underground mining should not cause surface subsidence.

For the purpose of incrementing production, it is necessary to draw from the underground mine at a rate of 5 ktpd, that is, 1.8 Mtpy, in the term 2011 to 2015. When the open pit mining ends under the event of confirming evidence that there are more underground reserves to the west of the QDDLW body these reserves may be exploited further than 2015, without subsidence restrictions.

The selected method for the QDDLW deposit is Shrinkage Long Hole Stoping with Rock Backfill.

In the following sections it will be described:

Figure 4 — Typical Section Sub Level Shrinkage & Fill Stoping Method.

The mine design proposes 19 mineable stopes, the dimensions of the stopes are around 25 m in width, with a height varying from 82 to 88 m approximately and a length ranging from 25 m to 112 m. The pillars are 15 m wide and their height corresponds to the stope they support.

Dilution is a critical factor of the selected mining method since it directly affects the quality of the production in relation to the contact waste-ore within the stopes. An approximate 10% dilution has been estimated and in order to control it, the following factors have been considered:

•                  the speed of the ore extraction and backfilling;

•                  the granulometry of waste; and

•                  the behaviour of the rock mass in movement.

Option 2 — Front Caving Method

The collapse by sublevels (sublevel stoping) method is suitable for highly dip mineralized bodies (usually veins). The gallery width may or may not coincide with the mineralized body. Firing (pega) is prepared by netted vertical drilling.

The method consists of starting from mineral sublevels, by firing fan shots. The removed material is pulled away from the stope base by a collector ditch built all over it.

The preparation consists primarily of drilling galleries (two levels of drilling will be provided, comprising 50 m Stopes), base galleries, galleries of transportation (two under each Stope), raise loading and of a slot or open side of the starting.

LHD reach the point of extraction from the pit by raise loading, the material is loaded, transported and emptied into transfer mining pits. The angle between the transport galleries and raises is a function of the radius of curvature of the blade, usually around the 60° to LHD about 10 meters long.

This method is applied in narrow veins as solid bodies and in rocks with good geomechanical properties and competent to ensure roof and boxes stability of the Stope during the operation, and once abandoned.

It applies to deposits vertical deposits over 60 ° dip, with regular shapes and sizes.

This method is considered among the most economic in underground mining because it offers various ways of handling materials, which combine LHD-Belts, LHD-Trucks, LHD-FFCC, etc.

Stopes height creates opposite interests, high stopes involves low costs of development, but in turn makes them more unstable and vulnerable to dilution of the boxes. The width should cover the whole vein when this is strong or the entire mantle when it has a strong dip; in the case of massive bodies, multiple stopes can be created separated by sterile areas or pillars to be recovered at the end of the operation.

The construction of the collector ditch progresses in the same direction and at the same rate of exploitation.

Its application in this case of QDDLW Project does not alter the typical characteristics of the method, especially at the 1800 level; in the case of the higher level, point of extraction is restricted only to the base galleries.

It was considered exploiting the Stopes system by Sublevel Stoping and by Front Caving, the Pillars. Considering the above, each of the Stopes and columns to extract was analyzed, to define their economic activity, with the objective of maximizing the extractable reserves.

Figure 5 — Sublevel Stoping.

The results for QDDLW using the comparative approaches are summarized as follows (assuming US$725 gold price):

Table 11 — QDDLW Estimate Reserves.

	Shrinkage Fill			Front Caving
	Tonnes	Au g/t	Oz	Ore	Au g/t	Oz
Proven	192,257	2.88	17,775	431,703	2.54	35,254
Probable	3,484,625	2.63	294,671	6,872,156	2.46	543,525
Total Proven + Probable	3,676,882	2.64	312,446	7,303,859	2.46	578,779

Total Contained Reserves	6,923,456	1.89	420,980	11,471,712	1.95	719,479

1.7                              ENVIRONMENTAL CONSIDERATIONS

Exploration drilling on the property is subject to the application and acceptance of a water use permit from the Hydrological Department of San Juan, which MASA has received.

At the completion of each phase of exploration, an environmental impact study is required to be submitted to the Environmental Provincial Management Unit (“EPMU”; Unidad de Gestion Ambiental Provincial) of the San Juan Department of Mines. Two reports, submitted in 2005 and 2006, cover the Gualcamayo property. An application to develop the project (an environmental assessment) for the production phase was submitted to the San Juan authorities in December 2006. Yamana received formal approval of the application in August of 2007. The approval of this assessment permitted mining development to proceed, subject to obtaining sectoral permits for specific project facilities. Sectoral permits have now been obtained for most of the QDD project facilities, and continue to progress well. Planning for the sectoral permitting for the leach pad facility was initiated in December 2006, continuing through 2007 and 2008, with key focus on the longer lead permit processes such as the water use concession, and approvals of design and for construction of the leach pad embankments. The active permitting phase is expected to continue keep 2009 and commercial production is expected mid year. The 5th Update of the Environmental Assessment Report — Exploration Phase has been submitted and it includes information referring to the future construction of the Access Ramp to the West Zone Lower QDD deposit.

In 2009, the update of the Environmental Assessment Report — Mining Phase must be done and it will include the Environmental Assessment Report — Mining Phase, Lower QDD Access Ramp and the mining Project of the underground deposit.

1.8                              CONCLUSIONS AND RECOMMENDATIONS

This technical report has been updated to meet the requirements of National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) and Form 43-101F1. The Technical Report will also serve to provide regulators and investors with a formal and up-to-date reference for the property that incorporates the results of the most recent work program completed by Yamana as of September, 2008.

The information and data included in the report or used in its preparation has been generated exclusively by MASA employees and their consultants. Much of the data, including the drill assay and geological database upon which the estimate is based, has undergone thorough scrutiny by project staff as well as certain data verification procedures by the authors. In addition to the supplied data, the authors have also relied on the input of project staff and their consultants. The sources of information used in this report are listed in Section 20: References.

Exploration work carried out on the QDD Lower Zone since 2006 has defined a mineral resource with potential for economic extraction by underground mining methods. The mineralization is similar to that of the main QDD deposit and is hosted by the same lithology. The zone remains open to the west and possible fault offsets may occur along the east-west structure extending along the southern boundary of the zone.

Underground exploration is continuing to confirm and expand the known resource. Bulk samples from the underground development have been collected and preliminary metallurgical testing has been carried out. Results suggest that reasonable recoveries can be obtained and that identification of oxidation levels is important.

Results from recent drilling on the AIM deposits have been successful in upgrading resources from the ‘inferred’ to ‘indicated’ category and increasing the overall measured and indicated resource.

A comprehensive QA/QC program and extensive data validation procedures have been in place since 2004. Accuracy and overall precision of gold assays is considered acceptable. Samples are robust, QAQC demonstrates that all the assumptions for grades and tonnage evaluations are valid and variability will be not a key issue for the mine in terms of grades.

The financial evaluation shows that the Gualcamayo Property is a positive project at the current gold prices and with the current NI 43-101 resource. The resource used in this study is compliant to NI 43-101. The economic resource in this study includes measured and indicated resources.

While both alternative methods of mining considered for the Gualcamayo project in the recent Feasibility Study on the QDD Lower West zone, being mining by shrinkage or front caving with pillar recovery method, were determined to be feasible, Amelia Inés and Magdalena open pit is starting its pre-striping, and QDD is in full production. The underground method elected to proceed was the front caving mining alternative as it is expected to provide significantly improved returns, allow for the expansion of resources and better address geotechnical constraints. The shrinkage fill method would accelerate production from QDDLW however the front caving alternative would provide for a longer mine life and a higher return and value. The Company should continue to advance drilling with the goal of proving up the QDDLW western extension which has the potential to significantly expand reserves. With additional drilling and an extension of QDDLW, the Company may advance the schedule under the front caving alternative by beginning mining in the western extremity, thereby advancing production, further increasing the value of QDDLW and the return.

Based on results of the study, advantages of pursuing the front caving alternative include: (a) significant increase in mineable and recoverable reserves to limiting geotechnical constraints, (b) increased mine life for Gualcamayo to approximately 13 years from its current mine life of nine years, (c) improved project returns and net present value, and (d) improved cash costs relating to the underground mining thereby decreasing the average cash costs for Gualcamayo.

The production expectations of the two alternatives are as follows (AIM includes a potential UG — last 4 years).

Table 12 — Production Profile (000 oz).

	PRODUCTION PROFILE (000 oz)
	Shrinkage Fill				Delayed Caving Option
	QDD LW	QDD	AIM	TOTAL	QDD LW	QDD	AIM	TOTAL
2009		168	60	228		168	60	228
2010		151	86	237		151	86	237
2011	40	124	39	203		124	39	163
2012	79	156	33	268		156	33	188
2013	95	153	32	279		153	32	184
2014	102	140	32	275		140	32	172
2015	21	181	32	233	54	181	32	267
2016		192	5	197	108	192	5	305
2017		104	1	105	92	104	1	198
2018					92			92
2019					92			92
2020					74			74
2021					63			63
Total	337	1,368	320	2,024	576	1,368	320	2,263

The Company continues to evaluate advancing production before 2015 by beginning mining to the western extension. The Company has allocated approximately US$4 million in 2009 toward further exploration of QDDLW.

QDD Lower West

The cross cut tunnel should be extended to the west (same azimuth and slope) another 100 m. This is expected to take place from mid January 2010 on.

To evaluate the possibility of opening a new access/exploration adit which might give access to the exploration target from the west, starting nearby the Target 3D area.

To exploit the bottom of Amelia Inés and Magdalena, seek leaching alternative of current leach pads.

The project meets the minimum economic results required by Yamana (i.e. 20% IRR), however it will be necessary for Yamana to take the following actions to allow the continuity of the Gualcamayo underground project: (a) increase underground mine selectivity, (b) increase recovery of resources, (c) reduce mining costs, (d) reduce capital (use of trucks hauling up to open-pit conveyor), to seek the elimination of fill level by changing mining method); (e) accelerate exploration to the West, and (f) accelerate the mine preparation works by using a continuous miner, when confirming data it indicates extension to the west and/or technical-economic confirmation of the mining method for the best recovery of resources.

Amelia Inés and Magdalena

Amelia Inés and Magdalena cash flow and life of mine shown in the section 23, tables 75, 76, and tables 12, 52; the mentioned tables include mineral resources out of open pit reserves considering mineable underground resources. Although there is not a significant impact in the total economics, it is recommended a detailed underground mine design to the 2009 year end reserve estimate update.

Breakdown of operating costs (Open Pit)

The table 13 below details the operating costs of the open pit deposit, showing the first two years of production as first stage, with full production on Amelia Ines and Magdalena sector, and the steady stage after year 2011, when costs are modeled without variance.

Table 13 — Breakdown of operating costs (Open pit).

Mining costs per tonne mined - Open pit	2009	2010	2011 and +
Technical services	0.052	0.054	0.057
Drilling	0.080	0.084	0.088
Loading	0.103	0.108	0.113
Blasting	0.225	0.236	0.247
Hauling	0.186	0.195	0.205
Water management	0.011	0.011	0.012
Auxiliary equipment	0.200	0,210	0.220
Mine supervision	0.007	0.007	0.007
Mine Maintenance	0.096	0.101	0.106
Other maintenance services	0.006	0.007	0.007
Cost per tone minned in USD	0.965	1.013	1.061

Process costs per tonne treated - Open pit	2009	2010	2011 and +
Crushing	0.650	0.683	0.715
Leaching	0.870	0.913	0.957
Smelting	0.067	0.070	0.074
ADR Plant	0.292	0.306	0.321
Laboratory	0.148	0.155	0.162
Plant maintenance	0.066	0.069	0.072
Plant supervision	0.092	0.096	0.101
Conveying	0.227	0.238	0.249
Metallrugy	0.049	0.052	0.054
Cost per tonne treated in USD	2.460	2.583	2.706

G&A cost per tonne treated	0.981	0.933	0.979

2.0          INTRODUCTION

This report has been compiled by Yamana Technical Services for Yamana Gold Inc. and Yamana Desenvolvimento Mineral S.A. in accordance with the requirements of NI 43-101 and Form 43-101F1. The authors state that they are qualified persons and appropriate “certificates of qualified person” are attached.

This technical report has been prepared to support the update of mineral reserves for the Gualcamayo Project and to provide regulators and investors with up-to date information on the Project that incorporates the results of the most recent work program completed by Yamana as of October 2008 (Mineral Resource Update QDDLW Zone Gualcamayo Gold Project) and January 2009 (Feasibility Study QDDLW Deposit Gualcamayo Project).

The information and data included in the report or used in its preparation has been generated exclusively by Yamana/MASA employees and their consultants. The document summarizes the professional opinion of the authors and includes conclusions and estimates that have been based on professional judgment and reasonable care.

Renato Petter, P. Eng., Technical Services, Director, Yamana Gold Inc. has visited the Gualcamayo property on several occasions, and is the qualified person for matters related to mineral reserves and other sections of this Technical Report, under supervision of Evandro C. Cintra, B.Sc. (Geology), Ph.D. (Geology), APGO, Senior Vice President Technical Services, Yamana Gold Inc.

Ronald G. Simpson, P. Geo., of GeoSim Services Inc., has visited the Gualcamayo property on six occasions, a period of 5 days was spent on site from September 21-25, 2008, and is the responsible by the mineral resource estimates for the Gualcamayo Project as at December 31, 2008 (the “Estimates”); reference to the below report. “Technical Report Update — Gualcamayo Project” dated February 2009.

JRI and Metaproject consultants prepared the Mining Section of the Feasibility Study of QDDLW Deposit.

The metallurgical testwork was performed by the Mining Research Institute of Universidad Nacional de San Juan in Argentina.

Said conclusions and estimates are consistent with the level of detail of this study and based on the information available at the time this report was completed. All conclusions and estimates presented are based on the assumptions and conditions outlined in this report.

All currency amounts are stated in United States dollars (US$). Quantities are generally stated in SI units, the Canadian and international practice, including metric tonnes (t), kilograms (kg) and grams (g) for weight; kilometres (km) or metres (m) for distance; hectares (ha) for area and grams per metric tonne (g/t) for gold grades (g/t Au). Precious metal grades may be expressed in parts per billion (ppb) or parts per million (ppm) and also in troy ounces (oz), a common practice in the industry.

This report is to be issued and read in its entirety. Written or verbal excerpts from this report may not be used without the express written consent of the authors or officers of Yamana.

3.0          PROPERTY DESCRIPTION AND LOCATION

Gold mineralization at Gualcamayo was discovered in 1980 by Mincorp Exploration S.A. (“Mincorp”), a subsidiary of Anglogold South America Ltd. Mincorp carried out an extensive exploration program of the Amelia Inés, Magdalena, and Belgrano zones of the property. Minas Argentinas S.A. (“MASA”), a wholly owned subsidiary of Viceroy Resource Corporation, acquired from Mincorp a 60% interest in the property in 1997, and the remaining interest in 2002. In 2003, Viceroy Exploration Ltd. acquired MASA from its predecessor, Viceroy Resource Corporation. Yamana subsequently acquired Viceroy (Viceroy) in early 2007.

The Gualcamayo property is located in northern San Juan Province, Argentina approximately 270 kilometres by road north of the provincial capital, San Juan City (figure 6). The property lies approximately 29.72 decimal degrees south latitude and 68.65 decimal degrees west longitude. Coordinates for legal land tenure in Argentina are normally expressed in the Posgar Datum WGS 84; however, in San Juan the older Campo

Inchauspe datum is still used. The Gualcamayo gold project lies within Campo Inchauspe Zone 2 and all figures in this report are presented in this datum.

Figure 6 — Location of the Gualcamayo Gold Project, San Juan, Argentina.

3.1          MINERAL RIGHTS

The main Gualcamayo block consists of one Cateo and 57 Minas covering a 7,128 hectare noncontiguous area as listed in the table 14. Fifty five (55) of the Minas are contiguous and lie wholly within the Cateo. One Mina

(Chani) lies partially outside the Cateo and another Mina (Perico) lies wholly outside the Cateo. The Company does not hold an interest in six (6) contiguous Minas, collectively known as the Virgen de Lourdes Property, which cover a 50 hectare area within the main Gualcamayo Property block.

Table 14 — Cateos and Mines of Gualcamayo Project.

File Number	Name	Type	Size (ha)*
339189-L-93	Río Piojos	Cateo	7,128
157563-O-76	Jorge Alfredo	Mina	(6)
156084-O-75	Don Felipe	Mina	(6)
414.1192-M-2005	Gualcamayo 1	Mina	(2,443)
414-1193-M-2005	Gualcamayo 2	Mina	(2,435)
157.233-A-77	Patrimonio I	Mina	(24)
157.316-P-77	Patrimonio IV	Mina	(24)
157.232-A-77	Patrimonio	Mina	(24)
157.315-A-77	Patrimonio III	Mina	(24)
(58-B-50)	Leticia	Mina	(6)
258.891-C-84	Aconcagua	Mina	(24)
258.894-C-84	Alaya	Mina	(24)
258.903-C-84	Alfarcito	Mina	(24)
195.016-B-82	Alicia	Mina	(12)
17-B-50	Amelia Inés	Mina	(12)
258.904-C-84	Ampacama	Mina	(24)
258.888-S-84	Ansilta	Mina	(24)
258.877-S-84	Atutia	Mina	(24)
258.886-S-84	Batea	Mina	(24)
22-M-50	Beatriz Eugenia	Mina	(12)
258.879-S-84	Caparro	Mina	(24)
156.089-O-75	Chacho	Mina	(6)
258.899-C-84	Chañi	Mina	(24)
2.504-B-67	Chela	Mina	(36)
258.893-C-84	Cerro Tamberías	Mina	(24)
258.878-S-84	Colanguil	Mina	(24)
258.901-C-84	Coranzuli	Mina	(24)
195.017-B-82	Diana	Mina	(12)
258.882-S-84	El Chivato	Mina	(24)
157.564-M-76	El Filo	Mina	(6)
2.502-B-67	Elsa	Mina	(36)
62-G-43	Gral. Belgrano	Mina	(12)
19-B-50	Hilda Edith	Mina	(12)
259.052-C-84	Irigoyen	Mina	(24)
258.885-S-84	Langañoso	Mina	(24)
2.437-B-65	Los Ranchos	Mina	(12)
20-B-50	Magdalena	Mina	(12)
18-B-50	Maria	Mina	(13)
258.892-C-84	Mercedario	Mina	(24)
258.884-S-84	Mondaca	Mina	(24)
156.085-M-75	Ojo de Agua	Mina	(6)
258.898-C-84	Panacam	Mina	(18)
157.234-A-77	Patrimonio II	Mina	(24)
259.053-C-84	Perico	Mina	24
2.436-B-65	Portezuelo	Mina	(12)
258.900-C-84	Pululus	Mina	(24)
165-M-49	Puntilla Blanca	Mina	(6)
258.902-C-84	Quevar	Mina	(24)
16-B-50	San Nicolás de Bari	Mina	(18)
258.897-C-84	Sosneado	Mina	(24)
2.501-B-67	Susana	Mina	(24)

File Number	Name	Type	Size (ha)*
258.881-S-84	Tambillos	Mina	(24)
258.887-S-84	Teatinos	Mina	(24)
258.895-C-84	Tontal	Mina	(24)
258.889-S-84	Tórtolas	Mina	(24)
258.890-S-84	Villicum	Mina	(24)
258.883-S-84	Yanso	Mina	(24)
258.880-S-84	Zancarrón	Mina	(24)
Total Hectáreas			7,317,7

Note: *( ) indicates overlapping between Mines and Cateos

Minas and Cateos in Argentina are applied for by paper staking in the Argentina Gauss Kruger coordinate projection. Cateos are not surveyed but when application has been made for a mina then the boundaries are confirmed through a legal survey prior to final granting of the lease. A Cateo can overlap a Mina such that a single piece of ground can be part of both a Mina and a Cateo, as is the case in the Gualcamayo gold project. The rights of the Mina supercede those of the Cateo.

In Argentina, a Mina is a real property interest, which allows the holder the right to explore and exploit manifestations of discovery (Manifestaciones de Descubrimiento) on a permanent basis after completion of an official survey for as long as the right is diligently utilized and property taxes are made to the San Juan Department of Mines (Departamento de Mineria de San Juan).

A Cateo is an exploration concession which allows the holder the exclusive right to explore the area subject to certain rights of owners of pre-existing mines within the Cateo area. Once an application for a Cateo is submitted all rights to any mineral discovery on the Cateo belong to the applicant. Through exploration, the holder of a Cateo may make and file manifestations of discovery (Manifestaciones de Descubrimiento) and petition the Department of Mines for the granting of a mining lease. Properties in Argentina are held in good standing by the payment of property taxes (Canons) and perfecting the mining title from cateo through to mina. As such, no expiry date exists, nor can be given for Cateos and Minas in Argentina.

3.2          NATURE AND EXTENT OF ISSUER’S TITLE

The Gualcamayo Property is owned 100% by MASA, a wholly-owned subsidiary of Yamana which it acquired through its purchases of Viceroy Exploration Ltd. in October of 2006. Royalties on the property are as follows: (i) a 1% Net Smelter Return royalty (“NSR”) on production from the Gualcamayo Property is payable on certain concessions to Inversiones Mineras Argentinas Inc. (“IMA”), who assigned their rights and obligations to Golden Arrow Resource Corporation by assignment agreement dated July 4, 2004; (ii) a 1% NSR, capped at US$200,000 on production from the Patrimonio, Patrimonio III, Patrimonio IV and Leticia mining leases is payable to the Lirio Family; (iii) a 1.5% NSR, capped US$500,000, is payable to the Lirio Family on production from the Rio Piojos Cateo; (iv) a 3% provincial royalty is payable on mine production after deduction of direct mining and associated G&A costs and (v) an export tax of 5% of the value of doré exported. And additional 1.5% of contributions to infrastructure fiduciary funds is calculated upon the gross sales and is payable to the San Juan government. This contribution is included in the Minesite overhead line of the cash flow, along with the debit and credit tax (1.2% upon the total transactions in the Argentinean Banking system).

3.3          SURFACE RIGHTS

Surface rights in Argentina are not conferred with title to either a mining lease or a claim and must be negotiated with the landowner. In 2004, MASA purchased the surface rights to a contiguous land package totaling 26,218 hectares, which partially covers the Gualcamayo property and wholly covers access routes to the area of interest from Highway 40, the main access route to the property. The surveyed western boundary of the land package is shown in figure 7.

Figure 7 — Gualcamayo Gold Project Mineral and Surface Rights.

Legend
MASA Mina
MASA Cateo
MASA Surface Rights
Resource Area
River
PERCO
CHANI
SAN NICOLAS DE BARI
IRIGOYEN
PATRIMONIO III
PATRIMONIO IV
CORANZULI
SOSNEADO
PANACAN
HILDA EDITH
PATRIMONIO
PATRIMONIO I
PULULUS
ALFARCITO
CHELA
ELSA
LETICIA
MARIA
GUEVAR
SUSANA
TEATINOS
BATEA
LAGADOSO
PUNTILLA BLANCA
LATUTIA
AUCIA
AMPACAMA
OJO DE AGUA
ANSILTA
PORTEZUELO
DIANA
BEATRIZ EUGENIA
MAGDALENA
PATRIMONIO II
MONDACA
COLANGUIL
CAPARRO
Co TAMBERIAS
ALFREDO
TONTAL
LOS RANCHOS
YANSO
VILLICUM
TORTOLAS
DON FELIPE
MERCEDARIO
ACONCAGUA
ZANCARRON
CHIVATO
TAMBILLO
Magdalena Resource
Amelia Ines Resource
Quebrada del Diablo Resource
MINA GUALCAMAYO 1
MINA GUALCAMAYO 2
Rio Piojos Cateo
Viceroy Exploration Ltd.
Gualcamayo Gold Project
Mineral Rights

Note: there are not mine workings, waste deposit, and important natural features and improvements, relative to the outside property boundaries.

3.4          PERMITS & ENVIRONMENTAL LIABILITIES

Exploration drilling on the property is subject to the application and acceptance of a water use permit from the Hydrological Department of San Juan, which MASA has received.

At the completion of each phase of exploration, an environmental impact study is required to be submitted to the Environmental Provincial Management Unit (“EPMU”; Unidad de Gestion Ambiental Provincial) of the San Juan Department of Mines. Two reports, submitted in 2005 and 2006, cover the Gualcamayo property. An application to develop the project (an environmental assessment) for the production phase was submitted to the San Juan authorities in December 2006. Yamana received formal approval of the application in August of 2007. The approval of this assessment permitted mining development to proceed, subject to obtaining sectoral permits for specific project facilities. Sectoral permits have now been obtained for most of the QDD project facilities, and continue to progress well. Planning for the sectoral permitting for the leach pad facility was initiated in December 2006, continuing through 2007 and 2008, with key focus on the longer lead permit processes such as the water use concession, and approvals of design and for construction of the leach pad embankments. The active permitting phase is expected to continue keep 2009 and commercial production is expected mid year. The 5th Update of the Environmental Assessment Report — Exploration Phase has been submitted and it includes information referring to the future construction of the Access Ramp to the West Zone Lower QDD deposit.

In 2009, the update of the Environmental Assessment Report — Mining Phase must be done and it will include the Environmental Assessment Report — Mining Phase, Lower QDD Access Ramp and the mining Project of the underground deposit.

4.0          ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

4.1          ACCESSIBILITY

The project area is easily accessible from the city of San Juan by driving three hours north on paved Highway 40 and then via a 20 kilometre gravel road to the main camp. The site is accessible by driving from the nearby towns of Gualdacol, Huaco and Jachal within 40 minutes to 90 minutes.

4.2          CLIMATE

The climate is semi-arid with average annual precipitation of 190 mm. The rainy season commences in December and ends in late March. Temperature at the site averages 15°C over the year. Extreme temperatures range from -9°C in the winter to 40°C in the summer. Winter daytime temperatures average 15°C with sub-zero temperatures occasionally reached, especially at night. July and August can experience snow accumulations to 15 cm above 2,000 m. The snow typically melts within one or two days.

4.3          LOCAL RESOURCES AND INFRASTRUCTURE

The general services and infrastructure for the area are good. Main camp has capacity for approximately 400 persons, and includes a offices, kitchen, sleeping quarters, washrooms, storage facilities, waste handling and recycling facility, sewage treatment system, fuel storage, and laydown areas. Electrical power is supplied to the camps by diesel driven generators.

4.4                              PHYSIOGRAPHY

The property is located in the Precordillera of Mendoza, San Juan and La Rioja, in Argentina, in an area of rugged topography. Elevation ranges from 1600 to nearly 3000 m. The most prominent geographical feature is the Quebrada del Diablo, a northwest trending structurally controlled 750 metre long canyon with up to 400 metres of near vertical relief.

The Gualcamayo river valley intersects the project site to the east of the mining area. The river has a trickle flow during most of the year and is easily passable by light vehicles. During the rainy season, flash floods occasionally occur that can make the river impassable, generally for less than six hours, and in extreme cases for up to 12 hours.

5.0                              HISTORY

The general area of the Gualcamayo gold project has been sporadically prospected by local miners for at least the last 60 years. These exploration activities were directed towards surface occurrences of skarn hosted lead, zinc, copper, gold and silver mineralization. There is also evidence of minor magnetite production from the skarns.

Mincorp explored the skarn/intrusive related gold mineralization at Amelia Inés, Magdalena and Belgrano between 1983 and 1988. Mincorp reportedly spent approximately US$6.5 million on exploration during this period (Dircksen, 2003).

At the Amelia Inés deposit, Mincorp carried out 3,414 metres of surface diamond drilling, 1,405 metres of underground development on three levels, and 4,047 metres of underground drilling from 79 holes. They also conducted an Induced Polarization (“I.P.”) survey and 750 metres of surface trenching, sampling and mapping. Based on this work, Mincorp identified three zones of gold mineralization referred to as Betsy, Ana and Diana.

A 92 metre tunnel referred to as “tunnel D” was also developed southeast of Amelia Inés. Although this was designed to provide underground drill stations to explore the Amelia Inés deposit it was never utilized.

At the Magdalena prospect, Mincorp carried out an I.P. survey, 980 metres of surface diamond drilling, 335 metres of underground development on two levels (4 adits), and 795 metres of underground drilling. Mincorp concluded from their exploration program that the mineralized zones were small and irregular. However, later interpretation suggests that the adits and drillholes may have been oriented parallel to the strike of the mineralization, providing little useful information about the size or grade of the zone.

At the General Belgrano prospect, a 350 metres crosscut was driven at the 1850 level (1965 m elev.) and cut five veins. An additional 195 metres of drifting was performed along these veins. One was a subconcordant structure containing pyrite, chalcophyrite, tetrahedrite and sphalerite. Grades reportedly averaged 10.8 g/t Au and 1,002 g/t Ag over a thickness of 0.3 metres for a length of 55.6 metres. Mincorp concluded that the Belgrano veins are generally narrow and dislocated by faulting which made exploration difficult and work was suspended.

MASA formed a joint venture in 1997 with Mincorp to earn a 60% in the Gualcamayo gold project. The objective of the exploration program initiated by MASA was to explore and evaluate the potential for epithermal sediment hosted gold mineralization peripheral to the skarn hosted mineralization explored by Mincorp.

In late 1997 and 1998, regional prospecting and rock geochemical sampling by Bill Rowell revealed the presence of gold bearing carbonate breccias in QDD, approximately 1.2 km southeast of Amelia Inés. The mineralized zone as defined by surface sampling extended 400 metres along the quebrada and up to 800 metres to the east along steep cliff exposures. The original discovery was confirmed by a saw-cut channel sampling and a follow-up program of continuous rock chip sampling along a newly constructed road into the Quebrada.

Between December 1997 and December 2000, MASA completed four drill programs for a total of 11,230 metres in 58 drill holes. The drilling included 6,043 metres of diamond drilling and 5,187 metres of reverse circulation drilling that focused primarily on the QDD area.

Geological mapping and surface sampling during 1999 and 2000 helped in further defining the trend of gold mineralization which currently extends for more than 2.5 km from QDD through the Amelia Inés and Magdalena areas.

In 2004 MASA completed further definition and fill-in drilling at QDD totaling 7,167.5 metres in 26 reverse circulation holes. RC Drilling was also conducted at Amelia Inés (947 metres in 5 holes), Magdalena (1,844 metres in 8 holes) and three other peripheral target areas (1,964 metres in 8 holes).

GeoSim Services Inc. (Simpson, 2004) completed an updated mineral resource estimate on the QDD and AIM deposits in December 2004.

In late 2004, Major Drilling brought in a skid-mounted UG JKS Boyles B20 core rig capable of drilling angle holes from -90° to +45° in order to test previously inaccessible portions of the QDD and AIM deposits as well as other exploration targets. Four core holes were completed before the end of 2004 amounting to 712 m.

In January 2005, AMEC Americas Limited (“AMEC”) completed a Preliminary Economic Assessment (“PEA”) of the QDD deposit in accordance with NI 43-101. The study used a gold price of US$400 per ounce and concluded that the QDD project had the potential to be economically viable and should proceed to the next phases of feasibility study. Core and RC drilling was continued throughout 2005 and 2006 on both QDD and surrounding targets. Between January 2005 and August 2006, results were received from 114 core holes and 69 RC holes representing an additional 38,452 metres.

GeoSim Services Inc. (“GeoSim”) completed an updated mineral resource estimate in September 2006.

Exploration drilling continued through the remainder of 2006 and during 2007 concentrating mainly on the outlying satellite deposits, Amelia Ines and Magdalena (collectively referred to as AIM). However, exploration continued to explore the deep western extension of the QDD deposit, and in mid 2007, an exploration decline was started to provide better access.

In August, 2007 Wardrop Engineering completed a feasibility study on the QDD deposit (Wardrop, 2007). The study involved developing feasibility level design of all aspects of the project, including mine design, mineral processing, heap leach facilities, gold recovery, and economic evaluation. The financial evaluation concluded that the Gualcamayo Property is a positive project at current gold prices prices and with the current NI 43-101 resource.

In the same report, an updated resource estimate was reported for the AIM deposits and used as the basis for a separate scoping study. The scoping study on the AIM deposits was completed to a ±30% level of accuracy and concluded that the addition of the AIM deposits to the QDD deposit would significantly improve the overall project economics.

In September, 2007 and interim resource update for the AIM deposits was carried out using assay data received as of July 12, 2007. This included an additional 25 core and 6 RC drill holes.

A positive construction decision for the QDD deposit was announced by Yamana in August 2007 following the results of the positive feasibility study and on the formal approval for its Gualcamayo Environmental Assessment report. Mining is ongoing at the QDD deposit with commercial production projected by mid-year 2009.

Total drilling on the QDD Upper and Lower deposits to the end of 2007 included 190 core holes and 134 RC holes totalling 79,784 m.

In March 2008, GeoSim completed a new database update with three deposits QDD upper, AIM and underground deposit QDD Lower West.

In January 2009, Yamana announced the results an updated Pre-Feasibility study relating to the QDD Lower West deposit in which two alternative approaches to mining were considered. See “QDD Lower West (QDDLW)”.

6.0                              GEOLOGICAL SETTING

6.1                              REGIONAL AND LOCAL GEOLOGY

In terms of regional geology, the Gualcamayo gold project is located along the eastern margin of the Precordillera of west central Argentina. The Precordillera is a narrow N-S trending belt of tectonically deformed clastic and carbonate rocks of lower to mid Paleozoic age, overlain by Carboniferous and Permian marine and continental sediments, Triassic volcanics and continental redbeds and Tertiary continental redbeds.

In terms of local and property geology, the Gualcamayo project is located primarily within a package of lower Paleozoic stratigraphy characterized by thick carbonate sequences of upper-Cambrian Los Sapitos and Ordovician San Juan Formations, which are overlain by marine clastics of Upper Ordovician Trapiche Formation. The entire stratigraphic section exceeds 1,000 m in tickness. The inmediate project area is intruded by a quartz diorite stock, dated at 16-5.6 MA that produced relatively thin skarn halos and a matasomatic areole that extends 100’s of metres outboard into the surrounding carbonates.

In terms of local geology al QDDLW, from the modelling of the geological contracts, it is possible to clearly depict the structural and lithological factors controlling the emplacement of the QDDLW resource. These confirm the initial assumption of the role played by the tension gash geometrics observed both in plan and cross section and evidenced by the geological mapping and structural interpretation.

Figure 8 – The QDDLW Resource.

Figure 8. The QDDLW resource is clearly located between the envelopes generated by the San Juan fm (Ordovician) / Los Sapitos fm (Cambrian) contact, to the north (blue envelope) and the Unit 24 contact (breccia/conglomerate; red envelope) to the south.

6.2                              STRATIGRAPHY

The stratigraphy of the project area is summarized in table 15. The following sections describe the lithologies in more detail.

Los Sapitos Formation, Cambrian

The Upper Cambrian Los Sapitos Formation is well exposed in the lower portions of Quebrada Varela and along Rio Gualcamayo. The upper part of the Los Sapitos contains distinctive cycles of dark gray burrowed lagoonal lime-wackestone and packstone, alternating with tan or light brown weathering dolomitized supratidal packstones and grainstones. Skeletal and algal-cemented grains are concentrated at strand lines and in tidal channels as packstones, grainstones, and micro-breccias. Gas bubbles from decaying organic material produce distinctive fenestral fabrics when the bubble voids were later filled with spathic calcite (Thorson, 2006).

Each lagoon-supratidal cycle is a low energy shallowing upward event, beginning with a small sea level rise creating a lagoon that is gradually filled up to supratidal levels. The many repeated cycles in the upper part of the Los Sapitos indicate a depositional environment on a stable carbonate platform (Thorson, 2006).

San Juan Formation, Ordovician

The Ordovician San Juan Formation consists of a northwest-trending, 300 metre thick succession and has been divided into four separate members by Thorson (2006) as follows:

•                  Platy Algal Limestone;

•                  Bioturbated Grainstone (in cliffy relief);

•                  Triplets Member; and

•                  White Recessive Limestone.

These members make identifiable mapping units for the project as they are distinctive in lithology and topographic expression.

Table 15 - Gualcamayo Stratigraphic Column.

Tertiary	Red Beds	Typical clastic red beds
Miocene	Quartz Diorite Dacite Porphyry	Intrusive complex related to skarn and breccia gold mineralization.

Ordovician	Trapiche Formation San Juan Formation

Relatively recessive, clastic, red polymitic conglomerate and sandstone, overlain by shale, white arkose and red sandtone.

300 metre sequence of thin-to thick bedded dark grey limestone. Becomes dominantly thin-bedded up section. Primary host for QDD gold mineralization.

Cambrian	Los Sapitos Formation (La Flecha)	Medium to thick – bedded rhythmically banded peritidal, shallowing upward dolostone.

Trapiche Group, Upper Ordovician

The rocks of the Late Ordovician Trapiche Group are confined to Quebradas Rodado and Montosa. Rock types for the lowest member include dark red pebble conglomerates and fine to coarse arkosic sandstones (Las Vacas Formation). This member is overlain by dark red siltstone and silty shale interbedded with thin gray limestone beds. The upper member of the Trapiche Group is composed of dark red, fine grained, sandstone and siltstone units interbedded with light gray to white coarse grained sandstone beds with occasional white pebble conglomerates.

In the upper parts of Quebrada Rodado, the clastics are wrapped around the intrusive and are metamorphosed to hornfels. Sedimentary textures are only preserved in the conglomerates (Marquis 2000). Along Quebrada Montosa, Trapiche sediments form a broad, gentle west dipping syncline that is bounded to the west by the steep, west dipping, Montosa Thrust.

6.3                              STRUCTURE

Regionally, the Central range of the Pre-Cordillera is dominated by west dipping thrust faults that juxtaposed Cambrian Los Sapitos Carbonates against Tertiary sediments east of the project area during the Miocene, Andean Orogeny. However, the dominant structure underlying the Gualcamayo area is a shallow east dipping detachment structure, which juxtaposes the upper part of the San Juan Formation against the Trapiche clastics along the southwestern flank of Filo Montosa. This structure is interpreted to be a back thrust of similar age to the Andean west dipping thrusts. Northwest-trending, west vergent folds are common within the hanging wall to this detachment structure forming a unique structural domain compared to the lesser deformed west dipping carbonates in the footwall.

The most striking geomorphological feature in the project area is a northwest-trending canyon with as much as 400 m of sub-vertical relief on its eastern wall known as QDD. This structure is believed to be a deep seated Ordovician rift structure that was reactivated as a sinistral wrench fault during Andean Compression, forming the central feeder structure to gold mineralization in the Upper San Juan Formation.

6.4                              ALTERATION

Dolomite

Two types of dolomite have been recognized at Gualcamayo, stratigraphic early diagenetic dolomite and hydrothermal alteration dolomite. The early diagenetic dolomite partially replaced limestone, or carbonate sediment, shortly after deposition. This dolomite appears as distinctive tan weathering beds at the tops of shallowing-upward sedimentary cycles in the upper Los Sapitos and Triplets member of the San Juan Formation. Dolomitization of these beds was the result of concentration of Mg-rich brine by evaporation in ephemeral ponds on the supratidal surface (Thorson, 2006).

Hydrothermal alteration dolomite is widespread in the project area. It occurs several different ways and shows varying characteristics dependent upon its location at Gualcamayo. In some occurrences alteration dolomite has coarser crystal size, and occurs as zones that cross-cut stratigraphy; in others, dolomite that is suspected of being an alteration product is fine-grained and massive.

Skarn

Garnet bearing endoskarn and exoskarn forms patchy, NW-trending rims of conspicuous, reddish brown gossan along intrusive/marble contacts. Widths range from a few metres along Quebrada Varela to 10’s of metres at AIM where thicker skarn halos were developed in anticlinal fold hinges within the dolomitized triplet member of the San Juan Formation Limestone. At AIM intrusive textures are commonly destroyed near the contact exhibiting a massive, gossanous texture that progressively grades into massive brown (andradite) and green (grossularite) garnet exoskarn. Semi-massive pyrite veins and magnetite veins up to 20-30 cm wide with minor retrograde veinlets of sphalerite, chalcopyrite and galena are also recognized. Retrograde molybdenite/quartz veinlets 1-3 cm wide are common along skarn /intrusive margins, localized along E-W striking tensional structures.

Carbonatization and Absence of Silicification

Secondary silicification is notably absent within all hydrothermally altered rock types, excluding one outcrop of quartz diorite at Portezuelo. Belgrano containing sheeted quartz veinlets and a silicified intrusive sill that forms a structural unconformity between the San Juan limestone and overlying Trapiche conglomerate. A mechanism for transporting and depositing gold with no silicification can be explained by descending bicarbonate fluids (ground water in a karst environment) being heated by an upwelling magmatic fluid. This interaction would create:

•                  Increase in temperature of groundwater promoting carbonate deposition;

•                  Possible boiling of bicabonate groundwaters would drive off CO2, increase pH and as result inhibit deposition of quartz; and

•                  Magmatic waters would be oxygenated by circulating ground water.

The last item is one of the best mechanisms for depositing gold in epithermal systems. In addition, free silicon may have been taken up in skarn development rather than quartz.

7.0                              DEPOSIT TYPE

Four distinct mineralization types occur in the Gualcamayo property and three of these are of present economic interest. They are:

•                  Sediment-hosted distal-disseminated gold (QDD);

•                  Sulphide-bearing skarn deposits containing copper, zinc and molybdenum with late stage gold-arsenic mineralization (AIM); and

•                  Porphyry style molybdenum mineralization.

Sillitoe (2004) compares the former type to gold-arsenic mineralization in the Bingham Canyon district of Utah and the Eureka districts of Nevada where gold mineralization occurs distally with respect to porphyry stocks. Other analogies are the Bau district in Sarawak, East Malaysia and the Sepon deposit in Laos.

The late stage gold-arsenic overprinting of the skarn zones at AIM is believed to be part of the same mineralizing event but of a more proximal nature to the intrusions.

From the modelling of the geological contacts it possible to clearly depict the structural and lithological factors controlling the emplacement of the QDDLW resource (figures 8 and 9). These confirm the initial assumption of the roll played by the tensional gash geometries observed both in plan and cross section and evidenced by the geological mapping and structural interpretation (figure 10). The QDDLW resource is clearly located between the envelopes generated by the San Juan fm (Ordovician) / Los Sapitos fm (Cambrian) contact, to the north (blue envelope) and the Unit 24 contact (breccia / conglomerate; red envelope) to the south (figure 8).

Figure 9 – Cross Section.

Figure 9. Cross section. Apparent normal faulting (down dropping side to the north) at the origin of a tensional gash hosting the QDDLW resource (light brown) between the San Juan / los Sapitos and the Unit 24 envelopes.

The model shows that the San Juan/Los Sapitos contact undulates from a steep SW dip through a shallow to flat lying zone before reverting back to the steeper SW dip. This abrupt flexure, also recognized in the thin beeded San Juan carbonates, is recognized four times from Ptz. Blanco through to QDDLW. The origin of this undulating surface is interpreted to be en tensional-gash / normal faulting that progressively down dropped the carbonate succession along the SW margin of the Varela Stock after doming pressures ceased (Figs. 8 & 9). The envelope resource hosting mechanism is thought to have been originated through the local rheological conditions and mechanical behaviours due to competence contrast between the different lithological units.

Later E-W Andean compression possibly reactivated these early normal structures as reverse/oblique faults. Dilation (tension gashes) are produced at flexure points along the Sapitos/San Juan contact where steep SW dips transition abruptly to shallow-flat lying SW dips moving up dip (i.e. releasing bends). Gold mineralization preferentially occurs in fold hinges (saddle reef type) and fractures following permeably horizons, as in AIM areas The San Juan formation is commonly deformed into anticlinal structures over these flexure points, hosting the thickest and higher grades in karsted limestones. These anticlinal structures are evident at Ptz. Blanco, QDD, Ptz. Belgrano and Lower QDD West.

The geometry of the Los Sapitos/San Juan contact, which underlies all known mineralization at Gualcamayo, controls the location and geometry of dilational zones across the project. The envelope resource hosting mechanism is thought to have been originated through the local rheological conditions and mechanical behaviors, due to competence contrast between the different lithologies.

Figure 10 – Tensional gash geometries – Left relative position of Los Sapitos/San Juan Fm.

Figure 10. Initial assumption of the roll played by the tensional gash geometries observed in cross section and evidenced by the early stage geological mapping and structural interpretation. Left: relative position of the Los Saitos/San Juan (light blue) and Unit 24 (dashed red line) contact envelopes.

8.0                              MINERALIZATION

QDD Mineralization

Gold mineralization at QDD occurs in carbonate sediments within conformable and discordant carbonate breccias and fractured limestone. The gold mineralization is related to a hydrothermal event overprinting the proximal skarns and extending into the surrounding marbles and limestones. The QDD canyon itself lies along a fault/dyke system, which is believed to be a reactivated, Ordovician rift structure that acted as the primary conduit for hydrothermal fluids migrating away from the intrusive contacts.

The mineralizing fluids were dispersed into a semi conformable, receptive limestone aquifers travelling up dip following the hydraulic gradient, more than 600 m away from the QDD feeder structure. The permeability was provided by several deformation and alteration factors forming large conformable collapse breccias and includes:

•                  Early meteoric karsting of the Upper San Juan Formation and in particular the cliffy, bioturbated limestone member;

•                  Hydrothermal dolomitization of the pre-existing diagenetic dolomite member of the upper San Juan Formation that initiated collapse and breccia development of the over lying karsted limestone; and

•                  E-W faulting, tectonic brecciation along fold hinges, stylolite formation during the ongoing contractional, and transpressive deformation during the Andean orogeny.

These three factors produced a very permeable stratigraphic window (conformable breccia) within the Upper San Juan Formation that later focused mineralizing sulphurous fluids through the earlier hydrothermal collapse breccias.

During gold deposition, hydrothermal karsting and breccia development was also superimposed on the earlier collapse breccias dissolving carbonate and flushing it up gradient where it was deposited as network of calcite stock work veins, lining fractures and voids, overlying the collapse breccias. Descending, supergene fluids were also focused along the developing hydrothermal karst system forming karst sediment supported breccias and graded karst sediment up to a metre thick along the bottom of caverns. Alteration of the host rocks is minimal and sulphide content is low. Gold, sulphides (arsenopyrite), realgar, orpiment, pyrite, and calcite are deposited along fractures and as matrix fillings. Higher gold values are spatially related to the intrusive breccia (Bx4). The mineralized structures are strongly oxidized throughout the depth of drilling, except for minor unoxidized intervals in which the primary mineralization is preserved.

AIM Mineralization

At AIM, late stage gold-arsenic mineralization overprints skarn zones and extends into the surrounding marbles of the San Juan Formation. Skarn hosted mineralization comprised of chalcopyrite, sphalerite, galena, pyrrhotite and pyrite was deposited as a retrograde event preceding the introduction of the gold-arsenic mineralization.

Gold mineralization is intimately associated with fine grained marcasite that lines late fractures and forms the chief component to marble and skarn breccias matrices Brecciation and higher grade gold mineralization are localized along the west to northwest trending marble–skarn contact and cross cutting east-west tensional structures. The rheological contrast between the brittle skarn and ductile marble is believed to have accommodated much of the movement during later wrench fault tectonics, forming localized east-west trending, tensional zones (i.e breccia zones) that extend 10’s of metres outboard into the marble and skarn from the contact.

QDDLW Mineralization

The predominant mineral in the gangue is calcite, followed by quartz, pyrite, iron oxides, feldspars and a small amount of realgar.

9.0                              EXPLORATION

Since 1983, the Gualcamayo property has had significant exploration programs conducted by Mincorp and MASA. The stage of exploration has advanced through several drill programs sufficient to complete a resource estimate. Past exploration programs have been assessed in previous technical reports in 2003, 2004 and 2008.

Since the acquisition of the Gualcamayo property by Yamana in 2006, MASA has done exploration work that has included core drilling; reverse circulation drilling; rock geochem sampling, geologic mapping, airbone geophysics, petrographic study; and electron microprobe study through 2008.

The following table summarizes the exploration carried out to date on the project:

Table 16 – Gualcamayo Exploration History.

YEAR	COMPANY	EXPLORATION PROGRAM

Pre 1983	Small Miners	• High grade shear-hosted mineralization.

1983 – 1988	Mincorp	• Map & sample AIM / Belgrano areas. • Underground sample program at AIM /Belgrano. • Surface & underground drill program of AIM / Belgrano areas.

1996 - 1997	MASA	• Mapped & recon-sampled Gualcamayo. • Discovery of breccia/sediment hosted gold mineralization at QDD.

1998	MASA

• Cut channel samples at previous site rock-chip panel. Results consistent and higher. • Detail sample/map QDD 130 continuous rock-chip channel samples @1,7g/t Au. Contractor review of regional aeromagnetics. • Diamond drill QDD area.

1999	MASA	• Petrographic studies. • Geologic mapping/sampling 1:500 scale. • Diamond drill and reverse circulation drilling QDD. • Metallurgical test work on core and cuttings.

2000	MASA	• Structural mapping (1:250 scale) coincident with geochem program • Reverse circulation drill program.

2003	MASA	• Rock geochem sampling • Re-sampling of Anglo drill core.

2004	MASA	• Reverse circulation drill program • Rock geochem samplingChannel sampling • Re-logging of drill core.

2005/2007	MASA	• Core drilling • Reverse circulation drilling • Rock geochem sampling Geologic mapping. Airborne geophysics Petrographic study • Electron microprobe study.

2008	MASA	• Core drilling • Reverse circulation drilling • Rock geochem sampling Petrographic study • Electron microprobe study.

An aggressive regional exploration program is also underway assessing the numerous gold anomalies that extend a further 12 km west and 8 km north of Gualcamayo. Anomalies are associated with similar trans-tensional wrench structures, Tertiary age intrusives and Lower Paleozoic carbonates recognized at Gualcamayo.

Total drilling completed in October 2008 was of 6,157 m, including 2,956 m of core holes and 3,201 m of RC holes. A total of 2,708 m of RC drilling were drilled at the Las Vacas Project, and 493 m in Cerro Diablo. The diamond drilling includes 816 m drilled in the Quebrada Perdida regional project, and 2,140 m of near mine exploration drilling at Gualcamayo (1,608 m of underground holes and 532 of surface drilling).

A new resource update of the QDD Lower West resource was performed during October 2008. The final report was presented early November (Simpson, November 2008). It considered data from the recently finished infill drilling aimed to carry about 240 K of inferred resources to the measured and indicated categories.

Preliminary results from this new resource update show a global ounces increase amount of 294 K oz over a total of 905 K oz at 2.86 gpt Au. The added measured and indicated resource was of 392 K oz, over a total of 769 K oz at 2.9 gpt Au.

The infill drilling confirmed and expanded the initial resource estimation (Jan ‘08) by introducing higher grade and volume data from QDDLW. At the same time, partial exploration data allowed to confirm the westward expansion of the resource (figure 11).

Figure 11 – QDDLW resource.

Figure 11. Upper: Plan view showing the QDDLW updated resource volume (in light brown) compared to the previous resource estimation (Jan ‘08; in yellow); the newly defined resource’s body is clearly growing to the WNW direction. Lower: east-west cross section depicting the slightly westward plunging of the QDDLW resource.

Exploration potential at QDDLW Deposit Gualcamayo

The QDDLW exploration potential is located west of the main mineralized body and recently established resource. This body, although irregular in contour, has a clear sub-horizontal orientation with a West-East strike and a smooth plunge towards the West. Mineralization is open both in this direction and to the south. Exploratory activities for year 2009 shall tend to provide information about this area, through underground drilling along the expansion of the exploration tunnel (cross-cut tunnel). Expansion works are foreseen to be carried out between January and March 2009 and, once finished, underground drilling shall be immediately started.

Considering the size of the already established resource and structural geological conditions (tensional gash) where it is located, it is possible to infer a growth potential that may possibly add a mineralized volume similar to the already determined resource, along 300 to 400 m west of the existing resource (figure 12).

Figure 12 – Immediate Exploration Potential Area.

In addition, between the west end of the just modeled body and the Target 3D area, a vast area located approximately 1 km West reports strong gold anomalies, although information is superficial and scarce, this may suggest a continuity of the mineralization and possibly at more depth. Therefore, it is important to plan and establish in the immediate future, a new underground access into this area, which would allow efficient exploration work (figure 13).

Figure 13 – QDDLW Exploration Potential to the West.

Furthermore, immediately below the area where the designed pit for QDD Main area is located and nearly in a vertical line below the Quebrada del Diablo area, there occur a series of significant intercepts (i.e. 06QD-377, 84 m @ 2.1 g/t Au) indicating the resource continuity (although not modeled) that may add gold ounces and at a higher grade than in the main body (figure 14).

Figure 14 – Resource Continuity.

Semi-Regional & Regional Exploration

The diamond drill exploration drill program at Quebrada Perdida project was finished by the end of October, 2008. It’s focused at the delineation of a structurally controlled mineralized area located at the boundary of the Perdida porphyry and in contact with the disturbed siliciclastic units of the Trapiche group. This program, that originally contemplated an approximate amount of 2,000 m. of drilling, reached a 75% completion. External factors forced the program to stop before reaching the proposed total meterage. Although not results have yet been received, visual observation (logging) confirm the presence of mineralization with gold potential.

Likewise, the second phase RC drilling program was finished in Las Vacas by early November 2008. This program was aimed to define the exploration potential of the mineralized north-south trend defined during the first exploration drill program, and will reach a 60% completion. Geochemical results are pending.

10.0                       DRILLING

10.1                       PREVIOUS DRILLING PROGRAMS

Mincorp carried out core drilling at the AIM deposits between 1983 and 1988. They drilled a total of 127 holes totalling 1,475 metres from surface and underground workings. All subsequent drilling on the deposits has been carried out by MASA between 2000 and 2007. This included both core and reverse circulation drilling.

The following tables summarize the drilling programs on the QDD deposit to date.

Table 17 – QDD Drilling Summary.

	Core Drilling		RC Drilling		Combined
Year	Holes	Total m	Holes	Total m	Holes	Total m	Series
1998	14	2,706.3			14	2,706.3	001-014
1999	19	3,336.7	9	1,400.0	28	4,736.7	015-042
2000			13	3,422.3	13	3,422.3	043-058
2004			26	7,167.5	26	7,167.5	059-105
Subtotal	33	6,043.0	48	1,989.8	81	8,032.8

2004 RESOURCE ESTIMATE

2004	4	712.6			4	712.6	105-109
2005	73	14,753.6	26	5,669.5	99	0,423.1	110-230
2006	38	9,916.9	43	8,233.0	81	8,149.9	231-327
Subtotal	115	25,383.1	69	3,902.5	184	9,285.6

2006 RESOURCE ESTIMATE (2007 FEASIBILITY STUDY)

2006	16	5,949.3	4	1,400.7	20	7,350.0	330-381
2007	26	9,240.7	13	5,996.0	39	5,236.7	383-477
Subtotal	42	15,190.0	17	7,396.7	59	2,586.7	479-509

2007 RESOURCE ESTIMATE

Total	190	46,616.0	134	33,289.0	324	79,905.0

Since November, 2004, Major Perforaciones S.A. has been contracted to carry out exploration diamond drilling utilizing a skid-mounted UG JKS Boyles B-20 core rig capable of drilling angle holes – 90° to +45°.

Drilling on the deposits by MASA between 2000 and mid-2006 has been described in detail in previous technical reports (Simpson, 2004 & 2006).

Tables 18 and 19 present a summary of drilling programs on the AIM deposits.

Table 18 – Amelia Inés Drilling Summary.

		Surface Core		Surface RC		Underground		Combined
Year	Company	Holes	Total m	Holes	Total m	Holes	Total m	Holes	Total m	Series
1988	Anglo	27	3,170.1			78	3,962.5	105	7,132.6	H/UH
2000	MASA			2	311.0			2	311	055-056
2004	MASA			5	947.0			5	947	065-088
2005	MASA	2	264.8	1	104.0			3	368.8	176-180
2006	MASA	5	366.4	1	100.0			6	466.4	234-362
2007	MASA	21	3,060.5	14	1,661.0			35	4,721.5	386-495
Total		55	6,861.8	23	3,123.0	78	3,962.5	156	13,947.2

Table 19 – Magdalena Drilling Summary.

		Surface Core		Surface RC		Undergroung		Combined
Year	Company	Holes	Total m	Holes	Total m	Holes	Total m	Holes	Total m	Series
1988	Anglo	8	900.0			14	813.9	22	1,713.8	H/UH
2004	MASA			8	1,844.0			8	1,844.0	062-104
2005	MASA	8	1,141.3	4	826.0			12	1,967.3	177-223
2006	MASA	13	2,060.6	7	734.0			20	2,794.6	349-382
2007	MASA	28	4,981.4	2	265.0			30	5,246.4	384-504
Total		57	9,083.2	21	3,669.0	14	813.9	92	13,566.1

10.2                       RC DRILLING 2006 TO 2007

EcoMinera Drilling of San Juan was used as the principal RC drill contractor using a truck mounted Schramm drill rig. Down hole equipment consisted of a center sampling hammer, with a nominal 5 ¼ inch bit diameter and nominal 4 ½ inch drill rods.

Seventeen RC holes (7,397 m) were completed on the QDD deposit during this period (table 17). An additional 24 RC holes (2,760 m) were drilled at AIM. Thirteen RC holes (5,450 m) were completed on other targets.

Prior to May 2007, the exploration drilling programs were conducted under the direct supervision of Consulting Senior Geologists, Rick Diment of Whitehorse, Yukon and Consulting Geologist Jeff Dean of Reno, Nevada. On May 1, 2007, Walter Soechting was appointed MASA Exploration Manager and took over supervision of the ongoing programs. During the RC drilling a MASA rig geologist was on-site at all times while the drill was operating. The rig geologist was responsible for contractor supervision and hole logging.

Both geological and geotechnical drill logs were completed for each hole. The geotechnical logs included drilling performance, drilling and sampling problems and rod changes that may affect sample quality. Changes in sample return rate, rate of depth penetration, loss of air pressure, etc. were also recorded to assist in defining major structures, voids, etc. The geologic logs followed standard MASA procedures established in earlier programs and included complete descriptions of geology, lithology, alteration and mineralization. This information was recorded in digital format and was incorporated into the digital drill database.

The drilling programs at QDD were successful in further delineating the extent and grade of gold mineralization in the QDDLW Zone (figure 15). A table of the significant drill intercepts is included in section 16 of this report (table 41). The mineralized widths shown are not true thicknesses but simply the length of the interval. The mineralized zones are highly irregular in shape and true thickness was not used as a factor in resource estimation.

Figure 15 – QDD Drill Hole Plan.

Figure 16 – AIM Surface Drill Plan.

10.3                       CORE DRILLING 2006 TO 2008

Between September 2006 and the end of 2007, 42 core holes (15,190 m) were completed at QDD while 67 (10,468.9 m) were drilled at AIM. Eleven core holes (1,661 m) were completed on other targets.

Since the initial discovery of the QDDLW Zone in June of 2006 and the end of 2008, MASA has completed a total of 79 core holes totalling 26,881 metres. (See table below).

Table 20 - QDDLW Core Drilling Summary.

	Surface		Underground		Combined
Year	Holes	Total m	Holes	Total m	Holes	Total m
2006	15	5,673			15	5,673
2007	15	6,440			15	6,440
2008	17	8,771	32	5,997	49	14,768
Total	47	20,833	32	5,997	79	26,881

Drilling on the zone by MASA between 2006 and the end of 2008 has been described in detail in the Mineral Resource Update by Simpson (March and October 2008).

Figure 17 – QDDLW Drill Hole Plan.

Total drilling completed in October 2008 was of 6,157 m, including 2,956 m of core holes and 3,201 m of RC holes. A total of 2,708 m of RC drilling were drilled at the Las Vacas Project, and 493 m in Cerro Diablo. The diamond drilling includes 816 m drilled in the Quebrada Perdida regional project, and 2,140 m of near mine exploration drilling at Gualcamayo (1,608 m of underground holes and 532 of surface drilling).

Preliminary results from a new resource update performed on new infill data from QDDLW resource is described / discussed further below.

Outstanding drill exploration drill intercepts from this month belong to drill holes 08QD-560 (exploration hole aiming to the westward expansion of the QDDLW zone; 156.8 m @ 2.74 g/t Au) drilled from UG2; 08QD-561 (7,7 m @ 1.2 g/t, 5.6 m @ 1.4g/t and 11.1 @ 1.5 g/t au) and 08QD-563 (27.9 @ 0.9 g/t au) drilled from UG1; as well as RC hole 08QDR-564 (16 m @ 4.3 g/t, 18 m @ 1.6, and  14 m @ 1 g/t Au) drilled at Cerro Diablo. Two RC holes were drilled in this area (results still pending from one hole) in order to test the continuity of a deep seated, out of resource intercept (hole 06QD-377, 80 m @ 2 g/t Au).

Table 21 – Significant Drill Intercepts, October 2008.

Hole	Area	From (m)	To (m)	Interv (m)	Gold (g/t)
08QD-560	UG2	25,40	182,24	156,8	2,74
	inc	25,40	27,20	1,8	30,3
	inc	103,54	168,25	64,7	4,6

08QD-561	UG1	41,71	49,45	7,7	1,2
		58,16	63,78	5,6	1,4
		78,55	89,60	11,1	1,5

08QD-563	UG1	6,45	34,30	27,9	0,9

08QDR-564	CoDiablo	58,00	74,00	16,0	4,3
		366,00	384,00	18,0	1,6
		400,00	414,00	14,0	1,03

A new resource update of the QDD Lower West resource was performed during October. The final report was presented early November (Simpson, November 2008). It considered data from the recently finished infill drilling aimed to carry about 240 K of inferred resources to the M&I categories.

Preliminary results from this new resource update show a global ounces increase amount of 294 K oz over a total of 905 K oz at 2.86 gpt Au. The added M&I resource was of 392 K oz, over a total of 769 K oz at 2.9 gpt Au.

11.0                       SAMPLING METHOD AND APPROACH

Sampling method and approach used in exploration programs completed prior to 2008 were assessed in the previous technical reports by P. Dircksen (2003) and R. Simpson (2004, 2006 & 2008).

11.1                       REVERSE CIRCULATION DRILLING

The RC holes were drilled with a 5 ¼ “ bit and the drill material was collected on 2 metre intervals using a dry cyclone system. 100% of the sample from the cyclone was collected using pre-labeled plastic bags. The total sample was weighed, then two 50% splits were collected using a Gilson splitter with a large hopper to allow the total sample to be split at the same time. One of the two 50% splits was split in half again to produce two 25% splits (12-15kg). The two 25% split samples were bagged in heavy duty plastic bags with one split labeled by hole number and interval and the other labeled the same but with the addition of an “R” following the sample number. The “Original” split was sent to the primary lab and the other “Reject” split was stored on site. All samples were sealed with tamper-resistant plastic ties. Small (washed and unwashed) representative samples were taken from the 50% duplicate split samples and placed in plastic chip trays for detailed logging purposes.

In 2007, the 25% split was split in half again to obtain two, 12.5% splits (7-10 kg). One split was delivered to the lab and the other labeled with an “R” was stored at site.

Sample recoveries were calculated by weighing the cuttings from the entire sampled interval. The recoveries for the 2 metre intervals averaged 63 kg with an interquartile range from 58 to 70 kg. Chip trays were filled at the drill site and preserved for logging using the same protocol as previous drill programs.

Two rig duplicates were prepared for every 20th sample. One was submitted blind to the primary lab and the second to the check lab. A duplicate coarse lab reject was also prepared for every 20th sample and sent to the check lab. In addition, one blank was submitted per hole after a suspected mineralized interval.

In 2005 the introduction of blind standards was started. The standards were derived from RC rig duplicate material from previously drilled holes at Gualcamayo which were prepared by Alex Stewart (Assayers) Argentina S.A. in Mendoza and subjected to a “round robin” analysis by several labs to derive the statistics. The standards were submitted as blind pulps in the sample stream to the primary lab every 20th sample. Three standard values were used: low (620 & 500 ppb Au), medium (1280 & 1110 ppb Au), & high (2260 & 2760 ppb Au). A second batch of standards was developed in 2006 when all of the first set had been consumed. The primary lab used was Alex Stewart (Assayers), Argentina S.A. and the check lab, ALS-Chemex in La Serena, Chile.

Between 2000 and 2004 down hole surveys in RC holes were taken at 3 metre intervals using a Maxibor instrument. Results showed considerable variation in azimuth from -17 in hole QDR-87 to +12 degrees in QDR-91. Five of the holes flattened by as much as 7 degrees and 3 holes steepened by as much as 15 degrees over 250 metres.

Since 2005, down hole surveys were taken periodically using a single-shot instrument at approximately 50 metre intervals. Results for the 2005 drilling program revealed a slight tendency to increase in azimuth with distance down hole with a maximum change of about 10 degrees. Hole inclinations were fairly consistent and only varied up to 2 degrees over 200 metres.

11.2                       CORE DRILLING

Drilling programs at Gualcamayo prior to 2007 have been documented in previous reports (Simpson, 2004, 2006 & 2007) and are summarized in section 10.

Between January and September 2008, 49 diamond drill holes were completed on the QDDLW Zone totalling 14,768 metres. HQ core size was used in order to achieve the best recovery and sample size. Some holes were reduced to NQ to achieve target depths. Core recovery was generally good averaging over 84% (median=88%).

The core was placed in standard wooden core boxes and transported to camp for logging and sampling. Most core holes were sampled at two meter intervals or at a change in geology. All core was photographed prior to logging and sampling. Geological and geotechnical logs were prepared for all holes. Upon completion of logging, the sample intervals were split on site with a conventional hydraulic splitter. Samples for assay were enclosed in plastic sample bags with a tamper-resistant seal.

In December 2004, the introduction of blind standards was started. The first set of site standards were derived from RC rig duplicate material from previously drilled holes at Gualcamayo which were prepared by Alex Stewart (Assayers) Argentina S.A. in Mendoza and subjected to a “round robin” analysis by several labs to derive the statistics. The standards were submitted as blind pulps in the sample stream to the primary lab every 20th sample. Three standard values were used: low (620 & 500 ppb Au), medium (1280 & 1110 ppb Au), & high (2260 & 2760 ppb Au). A second batch of standards was developed in 2006 when all of the first set had been consumed. In 2008 a set of 5 standards was purchased from Rocklabs Ltd.

The primary lab used up to January 2008 was Alex Stewart (Assayers), Argentina S.A. and the check lab, ALS-Chemex in La Serena, Chile. In January 2008 the primary lab was changed to ACME Analytical Laboratories in Santiago, Chile. The check lab was changed to ALS Chemex (Santiago).

Down hole surveys were taken using a single-shot instrument at 10m below surface and at approximately 50 metre thereafter. Changes in azimuth and inclination were less than 5 degrees per 100 metres. Inclinations showed a marked tendency to steepen, particularly those drilled at flat or positive angles. The average rate was around -1° per 100 metres. Azimuths showed no particular bias to the right or left.

11.3                       CHANNEL SAMPLING

Several lines of continuous channel samples were collected between 2004 and 2007 in order to provide data for the resource estimation in areas of rugged topography. The sampling was specifically designed to supplement the drill data in these areas. Samples were cut by diamond saw in areas of competent bedrock. In less competent areas, hammers and chisels were used to cut a regular 9 cm channel similar to the HQ core diameter used for recent core drilling. Tarps were laid out along the channel line to ensure all material, including fines, were collected. All samples were bagged and sealed with tamper-resistant seals for shipping.

In 2007, continuous horizontal channel samples were also cut along the length of the exploration decline. Sample widths ranged from 1.15 to 2 metres.

Continuous saw-cut channel samples were collected along the underground exploration decline and crosscut in late 2007 and early 2008. Sample widths ranged from 1.1 to 3.1 metres and averaged just under 2 metres. Tarps were laid out along the channel line to ensure all material, including fines, were collected. All samples were bagged and sealed with tamper-resistant seals for shipping.

Channel samples were collected into the exploration tunnel, which is implaced into the mineralized zone, so there are not any factors that could materially impact the accuracy and reliability of the results, or sample quality.

12.0                       SAMPLE PREPARATION, ANALYSES AND SECURITY

The methods of sample collection and preparation prior to dispatch of samples to the analytical lab and the security measures taken were discussed in the preceding section.

RC drill samples were transported from the drill sites to camp via a rented 5 ton truck and were stored at camp site in an enclosed, secure warehouse. These tasks were performed and controlled by Yamana employees. They were then shipped directly to the Alex Stewart laboratory facility in Mendoza via a commercial truck arranged through the lab. Samples were packaged in large, durable woven plastic sacks with tamperresistant plastic ties. A list of samples and sacks were prepared for each shipment and a copy of submittal sent for filing in San Juan.

Core samples were transported from the drill sites to camp via MASA pickup trucks and stored at the camp site in an enclosed, secure warehouse before being logged and split. All these task were performed and controlled by Yamana employees. Samples were packaged in large, durable woven plastic sacks with tamper-resistant plastic ties and numbered seals and shipped directly to the Alex Stewart Laboratory in Mendoza or the ACME Analytical Laboratory in Santiago. A list of samples and sacks were prepared for each shipment and verified at the laboratory as part of the chain of custody.

Both labs are certified by the Norm ISO 9001.

All samples were prepared and analyzed for Au and 39 element ICP suite using standard fire assay/AA finish sample prep and assay procedures. Lab sample preparation procedures included:

1) dry samples;

2) coarse crush- 70% passing 2 mm;

3) split 500 gm for pulp, and

4) fine pulverize split to 85% passing 75 microns.

Gold was initially analyzed at Alex Stewart by Fire Assay on a 50 gm split and lab checks were performed on every 10th sample. Starting in July, 2005 the split size was reduced to 30 gm in order to eliminate periodic over boiling problems in the crucibles caused by the high carbonate content. Alex Stewart believed that reducing the split size would not be detrimental to the validity of the assay due to the fine grained nature of the gold (1-10 microns). To verify this, fire assays were carried out on two drill holes previously analyzed using the 50 gm split. No significant differences were observed between the original assays using a 50 gm split and the 30 gm pulp re-checks (figure 18).

Figure 18 – Comparison of gold assays using 50 gm and 30 gm splits.

Samples with gold assays exceeding 10 g/t were routinely re-checked using a gravimetric finish. A 37 element ICP suite including silver was scanned using aqua regia digestion.

All pulps are returned and maintained in long term secure storage in the company warehouse. Select reject samples are organized in labeled rice bags and stored in a secure area at Camp Gualcamayo. Bags are systematically organized to facilitate easy retrieval in the future for other analytical, metallurgical or environmental test work.

In January 2008 the primary lab was changed to ACME Analytical Laboratories in Santiago, Chile.

All preliminary analytical data is e-mailed from the laboratory to the MASA San Juan office. Final assays certificates are e-mailed in pdf format.

The author concluded that the sample preparation, security and analytical procedures implemented by Yamana have been effective.

13.0                       DATA VERIFICATION

Following database compilation of the drill results, an assay report of all Y2006-2008 holes was manually checked against the original hard copy assay certificate by MASA personnel in the San Juan office. Comparison of check assays against originals and blank monitoring occurs immediately after assays are received from the commercial labs. Industry standard confidence levels for check vs. original and blank assay variability are secured before resource/reserve estimates or news releases containing drill hole assay data are released to the public.

Additional validation checks were performed when the data was imported to Surpac software for modelling. This included detection of overlapping intervals and any inconsistencies between survey and sample depths. Visual checks were also used to check for errors in downhole surveys.

As the author of this section and a Qualified Person, Mr. Ronald Simpson, has visited the property on several occasions over the past 4 years, and has verified the data referred to security and data verification of samples.

13.1                       STANDARDS

Site specific standards have been used since December 2004 to monitor laboratory performance. The initial sets of standards were prepared from RC Drill duplicate material by Alex Stewart Laboratory and then subject to a round robin analysis to derive the statistics used for monitoring. In 2008 a set of 5 standards was purchased from Rocklabs Ltd. Standards are routinely submitted as blind pulps in the sample stream to the primary lab every 20th sample.

The mean and standard deviation values for the standards used during the QDDLW Zone exploration drilling are shown in the following table.

Table 22 – Reference Standard Statistics.

2006/07 Standards	Mean (ppm Au)	StDev (ppm Au)	Rocklabs Standard	Mean (ppm Au)	StDev (ppm Au)
Std 367	0.457	0.011	OxE56	0.0611	0.015
Std 360	1.064	0.017	OxG70	0.1007	0.035
Std 245	2.38	0.059	OxH55	0.1282	0.038
Std 261	3.361	0.059	OxJ64	0.2366	0.079
			OxK69	0.3583	0.086

Figures 19 to 23 show the older set of standards on the left and the closest comparable new standards on the right (where available). Batches with standards beyond the 3 standard deviation threshold were all re-analyzed.

The earlier site-specific set of standards exhibit a slight high bias for all standards in the Alex Stewart results as was noted in the previous technical report (Simpson, 2008).

Significant variations in standard 360 in excess of 3 standard deviations began with the last Alex Stewart results and continued for the ACME results. Standard 245 also showed unacceptable results for the ACME runs. However, re-runs of failed batches along with pulp and coarse reject duplicates showed reasonable correlation and it was concluded that these standards had become contaminated. For this reason it was decided to replace the entire set of standards with new purchased standards from Rocklabs Ltd. Results from the purchased standards at similar gold levels showed generally acceptable results (figures 21 and 22).

It is concluded that the QA/QC procedures implemented by Yamana have been effective in detecting problems with the primary assay laboratory.

Figure 19- Sample sequence charts – low standards 347 and OxE56.

Figure 20 – Sample sequence chart – low standard OxH55.

Figure 21 – Sample sequence chart – standards 360 and OxG70.

Figure 22 – Sample sequence chart – medium standard.

Figure 23 – Sample sequence chart – high standards 261 and OxK69.

13.2                       BLANKS

As a check to monitor possible contamination, blank samples were inserted immediately following a suspected mineralized drill hole intercept as determined by the core logger.

The blank material used since 2004 was derived from crushed dolomite/limestone from Minera Tea, a commercial quarry near San Juan. It has a high Mg content which gives a unique ICP signature.

The control chart of blank results is shown in figure 24. The detection limit reported by ACME is <5ppb gold (compared to <10 for Alex Stewart) but the blank results indicate that analyses in the 5-10ppb range are probably not reliable. If the tolerance level is lowered from 40 to 20 ppb (4 times the detection limit) then almost 12% of the ACME blanks were failures compared with about 1% for Alex Stewart.

Wherever blank assays were above tolerance limit the lab was requested to re-analyze the 10 samples before and after the blank sample insertion order.

Due to concerns over blank and standard performance, a visit was made by Yamana personnel to ACME’s preparation lab in June, 2008. Although the lab was seen to comply with cleanliness procedures it was recommended that ACME pay closer attention to this aspect. Unfortunately, results since June continue to be inconsistent and problematic. In view of this it is the author’s opinion that the use of ACME (Santiago) as the primary laboratory should be re-considered.

Figure 24 – Blank Control Chart.

13.3                       CHECK ASSAYS

For every 20th sample of each hole, duplicate rejects and pulps were sent to the check lab (ALS-Chemex). During routine sample preparation procedures, Acme was directed to prepare a second 500 gram coarse reject split and ship these splits directly to ALS-Chemex where new pulps were prepared and analyzed for gold. For pulp checks, ACME prepared a duplicate pulp and submitted it to ALS-Chemex. Duplicate reject and pulp checks were staggered to prevent re-duplication of check intervals.

Comparison of the data sets shows good correlation with no significant bias (figure 25). Follow-up on 5 outliers revealed that sample labeling mix-ups between the primary and check labs were the primary cause. One sample was due to a pulp mix-up at the check lab.

Figure 25 – Comparison of the data sets.

14.0                       ADJACENT PROPERTIES

There are no adjacent properties that are material to the Gualcamayo project.

15.0                       MINERAL PROCESSING AND METALLURGICAL TESTING

15.1                       MINERAL PROCESSING

The main MASA deposits are currently QDD and AIM, which can be mined out at an annual rate of 7,600,000 t (1,100 tph) and 1,040,000 t (150 tph) respectively in a plant designed to treat a nominal amount of 24,000 tpd, including a primary, secondary and tertiary crushing circuit which allows achieving 100% of the crushed product under 25 mm. This granulometry is an optimum size for gold recovery using heap leaching and activated carbon in an ADR plant. Recovery is close to 80%.

Yamana aims at incorporating a future underground mine, with a production capacity of 250 tph. The deposit QDDLW and would provide an increase of 20% throughput.

Due to the changes required to increase production by 20%, the increase in electrical requirements is 3.4% more than the original project. This new requirement can be handled by the power supply system, which was designed with an over capacity of 20% during the detailed engineering stage.

The Crushing Capacity study for the increase in production reveals that small changes are needed to incorporate the ore from QDDLW into the process at Gualcamayo. The total investment costs are estimated as US$570,070 with an initial investment of US$520,000 and a deferred investment of US$50,000 subject to the height of the leaching pads.

The following summarizes the individual circuits included in the Gualcamayo process facility:

ROM ore is provided to the underground crusher from two sources: An ore pass fed from within the pit perimeter and an ore chute located outside the pit perimeter. A stationary grizzly with 650 mm openings to limit the feed size entering the ore pass and crushing circuit screen the ROM ore from the ore pass and ore chute. The ore pass and ore chute discharge material onto an underground conveyor system by Ross chain feeder and apron feeder respectively. Only one of these feed systems will be operated at a time. The conveyor discharges ore onto a vibrating grizzly with 150 mm spacing’s with the oversize material discharging into a jaw crusher set at a 150 mm closed side setting. The jaw crusher product and the vibrating grizzly undersize materials are conveyed to an intermediate ore stockpile using an overland conveyor. The ore from the intermediate stockpile is screened at 25 mm, resulting in a 100% -25 mm product, with the oversize material feeding a secondary cone crusher. The secondary cone crusher closed-side-setting is 40 mm, and is operated in open-circuit.

The secondary crusher discharge is conveyed to the tertiary vibrating screen, also with 25 mm apertures, with the oversize sent to a tertiary crusher with a calculated closed-side setting of 24 mm. The tertiary crusher discharge combines with the secondary crusher discharge and is returned to the tertiary screen. The secondary and tertiary screen underflows are conveyed to the leach pad, where it is stacked in 10-m lifts.

Barren solution is distributed on the surface of the stacked ore using a drip system and percolates through the ore to dissolve the gold over a leach cycle of 30 days. The pregnant solution is pumped to a set of five carbon columns that contain activated carbon to recover the gold. The barren solution discharging from the columns is returned to the leach pad after adding fresh cyanide to a concentration of 500 mg/l.

The loaded carbon is advanced through an acid-wash circuit then to the gold desorption and stripping circuit where the gold is removed from the carbon with a high-pressure, high temperature caustic and cyanide solution. The stripped carbon is returned to a regeneration circuit for re-activation before returning to the carbon columns. The gold in the high-grade solution from desorption/stripping circuit is recovered by electrowinning. The electrowinning tailings solution is recycled to the desorption/stripping circuit. The electrowinning cell cathodes are cleaned and the sludge containing the gold is dewatered with a high-pressure filter and dried in an oven. The dried product is mixed with fluxes and smelted in a furnace to produce gold bullion.

15.2                       METALLURGICAL TESTING

15.2.1             QDD UPPER METALLURGY

The QDD deposit is reported to be a sediment-hosted distaldisseminated gold deposit (AMEC, 2005). The sulphide content was low, with gold, sulphides (arsenopyrite), realgar, orpiment, pyrite, and calcite deposited along fractures and as matrix fillers.

Based on the mineralogical evaluation on the QDD deposit, the gold particles are approximately 5 microns in size, or smaller, regardless of the grade of the samples. The largest particle noted was 10 microns, and with no gold grains visible in samples that were reported having assays of up to 19.7 g/t Au.

Testwork has indicated the ore is primarily highly oxidized, as classified by visual observation of the visible sulphide minerals. However, the general comparison of % of oxidation agrees with the % gold extraction using cyanide leaching.

Chronology Of Metallurgical Testwork (Wardrop 2007)

The following briefly summarises all the testwork programs conducted by Viceroy Exploration Ltd. since 1998.

•                  December 1998, 16 bottle-roll leach tests conducted by Resource Development Inc. (“RDi”), Colorado. The results obtained indicated that the samples were amenable to cyanidation.

•                  February 1999, 13 bottle-roll leach tests conducted by RDi, Colorado. The results obtained confirmed the previous test results and established the basis for the relationship between recovery and degree of oxidation.

•                  May 1999, 140 bottle-roll leach tests conducted at the Brewery Creek laboratory, Yukon Territory. The results were used for the compilation of the database to establish relationships between recovery and lithology, degree of oxidation, head grade, and depth of origin of the sample as well as detailing the reagent consumption values.

•                  May 1999, 20 bottle-roll leach tests conducted by RDi, Colorado. The results were used to establish a recovery versus particle size fraction relationship.

•                  June 2000, 90 bottle-roll leach tests conducted at the Castle Mountain Mine laboratory, California. The test results were used to augment the overall database.

•                  September 2000, two column leach tests and eight bottle-roll leach tests conducted at the Castle Mountain Mine laboratory, California. The results were used to establish column leach test data to be used for design purposes.

Generally, the tests were conducted utilizing conventional bottle-roll cyanidation leaching procedure, which utilized 1 kg samples. The particle size varied from between 100% passing 25 mm and 80% passing 74 µm (P80 = 74 µm); a slurry density of 40% solids was used, the leaching time varied between 24 and 96 hours, a pH value was maintained between 10.5 and 11.0 using lime, and a cyanide concentration which was generally maintained at 0.25 g/l NaCN throughout the duration of the test. Some of the tests were performed with cyanide concentrations of 1.0 g/l NaCN. Head samples were assayed for gold, as were solution samples taken from the leach during the leaching process (kinetic samples) or from the filtrate taken at the end of the leaching period. The solid residue was washed and then dried with a sample submitted to analyse for the gold content. In addition to the calculated extraction values obtained, each test also recorded the cyanide and lime consumption.

Table 23 to table 25 shows the bottle roll test results.

Table 23 – Overall Average Bottle-Roll Gold Recovery vs. Degree of Oxidation (Viceroy Data).

	Degree of Oxidation	Gold Recovery	Reagent Consumption
Group Name	(%)	(%) (48-h)	NaCN (kg/t)	Lime (kg/t)
Sulphide	0 to 40	46.6	0.49	1.03
Mid-Oxide	40 to 70	68.2	0.38	0.55
Oxide	70 to 100	81.4	0.33	0.46

Lithology also indicated an impact on the recovery rate and is shown below:

Table 24 – Lithological Average Gold Recovery vs. Degree of Oxidation – Viceroy Data (48 Hour Bottle Roll).

	Degree of Oxidation (%)
Lithology	Sulphide, 0% to 40%	Mid-Oxide, 40% to 70%	Oxide, 70% to 100%
Limestone	46.6	65	82.9
Porphyry	31.7	82.8	85.3
Marble	73.7	57.7	85
Breccia	43.7	71.3	82.5

Note that the terms ‘mid-oxide’ and ‘oxide’ in Table 23 and were subsequently dropped in favour of the term ‘% Oxidation’.

Table 25 – Summary of Bottle Roll Test (Viceroy Data).

Classification	Oxidation Category	Nº of Tests	Head Grade (g/t Au)	% Average Extraction	NaCN Used (kg/t)	% Average Oxidation
	< 50%	6	1.900	60.0	0.480	2.0
Limestone: Rock Type - 10 series	> 50%	34	1.470	82.0	0.290	100.0
	0% to 100%	40	1.535	78.7	0.319	85.3
	< 50%	8	1.620	43.0	0.35	14.0
Porphyry: Rock Type- 30 series	> 50%	4	1.470	84.4	0.47	100.0
	0% to 100%	12	1.570	56.7	0.39	42.7
	< 50%	8	1.070	55.0	0.25	19.0
Marble: Rock Type - 40 series	> 50%	42	1.180	86.0	0.24	99.0
	0% to 100%	50	1.162	81.0	0.242	86.2
	< 50%	51	1.680	42.0	0.38	18.0
Breccia: Rock Type - 50 series	> 50%	166	1.690	83.0	0.23	98.0
	0% to 100%	217	1.688	73.4	0.265	79.2
	< 50%	—	—	—	—	—
High Grade Brecchia: Rock Type 57	> 50%	7	6.930	76.0	0.68	76.0
	0% to 100%	7	6.930	76.0	0.68	76.0
	< 50%	73	1.625	45.0	0.371	16.4
Average: All Rock Types	> 50%	253	1.717	83.2	0.256	97.9
	0% to 100%	326	1.697	74.6	0.282	79.6

An analysis of the Viceroy database results indicate that an overall gold extraction of between 81% and 83% could be anticipated for samples oxidized to > 50% oxidation, and leached under the conditions as previously described.

2000 Viceroy Column Test Program

The first set of column leach testwork was performed using two different drill core composite samples of breccia rock type during 2000 (AMEC, 2005 and Thrall, 2000) at the Castle Mountain Mine laboratory. These samples differed in the degree of oxidation and were titled ‘Oxide’ (or 97% oxidation) and ‘Low Oxide’ (or 45% oxidation) respectively. The particle size of the two samples tested were respectively P80 = 25 mm and P80 = 13 mm. The duration of each of the four tests was 60 days with an intervening 10-day rest period halfway through the test.

The following conclusions are evident from the first set of column leach tests:

•                  These column test results have confirmed that leaching of the oxidized material results in an overall higher gold extraction than the less oxidized sample material for the breccia type ore.

•                  The column tests also resulted in higher gold extractions being obtained than for the equivalent bottle-roll test in three of the four tests conducted.

•                  Because of overall poor alkalinity control of the solution during the bottle-roll and column tests, the extraction results may have been affected, as would be the case with the cyanide and lime consumption values measured for each test.

•                  The extraction results also appear to indicate that the sample tested displayed some degree of insensitivity to particle size.

•                  An extraction of 80% was attained for the column test with the crush size of 13 mm using oxidized ore sample.

Following is a summary of testwork performed:

•                  November 2005, six bucket-type leach tests conducted by RDi, Colorado. The results of these tests were used to simulate column test conditions using a lithologically composited sample. (The bucket test is a very simple test carried out on small samples, about 10 kg each, and leached with a solution at 1.0 g/l NaCN and pH 11.0 at about 70% solids for short periods of time, ± 20 days; the contents of the bucket are stirred periodically and a sample taken to determine recovery and kinetics. This test is a simple simulation of a column test).

•                  November 2005, four bucket-type leach tests conducted by RDi, Colorado. The results of these tests were also used to simulate column test conditions using hand-picked rock samples from the QDD deposit.

•                  January 2006, eight bottle-roll leach and CIP tests conducted by RDi, Colorado. The tests were conducted to investigate possible preg-robbing characteristics, (subsequently not found).

•                  February 2006, 46 in-situ density and moisture content determinations performed by RDi, Colorado.

•                  March 2006, two low energy Bond Impact and Abrasion tests performed by Phillips Enterprises LLC, Colorado on behalf of RDi, Colorado. The tests were conducted to determine the crushing power requirements and the abrasion index of the samples.

•                  March 2006, 12 bottle-roll leach and CIP tests conducted by RDi, Colorado. The tests were performed to further investigate the apparent preg-robbing characteristics observed in previous testwork. Preg-robbing was not observed.

•                  March 2006, ten column tests and corresponding bottle-roll tests conducted by the Universidad Nacional de San Juan (“UNSJ”), Argentina, under the supervision of RDi. The tests were conducted to obtain heap leach data for design and feasibility study purposes.

•                  March 2006, six apparent specific gravity (in situ bulk density) determinations conducted by Process Research Associates, Vancouver, BC. These tests were conducted to confirm the results obtained by RDi for the previous bulk density determinations.

•                  July 2006, summarized the results of the 10 column tests conducted by UNSJ RDi under the supervision of RDi and reported in March 2006 together with the results of a confirmatory column test conducted at the RDi facilities in Colorado.

•                  October 2006, four column tests and related bottle-roll leach tests conducted by UNSJ, Argentina, under the supervision of Viceroy Exploration Ltda. The tests were conducted to obtain additional heap leach data for differing crush sizes.

•                  October 2006, 31 bottle-roll leach and CIP tests conducted by RDi, Colorado.

•                  End 2006 and early 2007, additional cyanide leach bottle-roll tests conducted at UNSJ.

Bottle Role Tests Conclusions

The conclusions reached from an analysis of the test results are as follows.

•                  The cyanide consumption values for oxidized samples are lower than for less oxidized or unoxidized samples.

•                  Higher cyanide concentrations in the leach solution will increase the gold extraction.

•                  The cyanide consumption values are generally < 0.50 kg/t NaCN.

•                  Preg-robbing was not observed, although localised areas may display this phenomenon as a result of the presence of graphitic carbonaceous material in the matrix of the ore.

•                  The degree of oxidation of the ore is critical to the extraction of gold. Gold extraction from unoxidized material is expected to be about 46%. Gold extraction from partially oxidized ore will be about 68%, while oxidized ore will give extraction values of about 80%.

•                  An overall gold extraction of 80% will be expected to be attained assuming that greater than 94.5% of the total ore treated is oxidized ore.

Column Leach Tests

Three sets of column leach tests have been conducted on QDD samples. Viceroy Resource Corporation conducted the first test program in 2000 and two samples were tested at two different crush sizes (and were reported in the historic testwork above). The second very detailed test program involving ten column leach tests was conducted during March 2006 at the UNSJ in Argentina. In this test program, five different samples were tested and this included varying the crush size, solution flow rate and cyanide concentration. A duplicate sample was also tested to assess the reproducibility of the test results while a further confirmatory test was also conducted at RDi in Colorado. This confirmatory test duplicated the two baseline control tests done by UNSJ in Argentina. The third column leach test program was conducted as an additional set of four column leach tests, which were also performed at the UNSJ facilities in Argentina. This test program was performed during June 2006. The second column test program, performed by UNSJ, was conducted under the direct supervision of RDi personnel, while the third test program was conducted by UNSJ under the direct supervision of Viceroy. The results of these three test programs are described below.

1 March 2006 UNSJ/RDi Test Program

The second detailed column leach test program consisting of ten column tests, including related bottle-roll leach check tests, was conducted at UNSJ during February and March 2006 (UNSJ, 2006), and included one additional check test conducted concomitantly at the RDi facilities. The samples used for the column leach testwork all originated from the QDD deposit. Composite samples were prepared from various drill holes and depths of the drill holes. Sample location and preparation information was included in the feasibility study.

The column leach test conditions included using a solution pH of between 9.0 and 11.0 with a leaching period of 21 days. This was followed by a six-day rest period and a further 16-day leaching and rinsing cycle for a total leaching period of 43 days. The cyanide concentration was generally maintained at 0.50 g/l NaCN except for one column where the cyanide concentration was maintained at 0.25 g/l NaCN. The solution flow rate was maintained at 0.2 l/min/m2 of surface area, except for one test using Composite A material, which had a flow rate of 0.1 l/min/m2 of surface area.

A size fraction and gold assay analysis was conducted on each of the composite samples to determine the P80 of the sample and the mass and gold distributions. This was subsequently repeated at the end of the test to determine the extraction of each of the size fractions.

An evaluation of the results of the UNSJ detailed column test program (the second set of tests) and that of the corresponding bottle-roll tests conducted during March 2006, has led to the following conclusions:

•                  The column leach tests indicated that the leaching rate was very rapid with almost the maximum gold extraction attained after 20 days of leaching, or less.

•                  The three baseline column leach tests, two tests from UNSJ and one from RDi, gave very good confirmatory results with respect to gold extraction values and reagent consumptions. The solution flow rate was found to be a sensitive parameter and the lower flow rate probably resulted in dry areas of the coarse particles in the column with extraction being reduced and a slightly lower reagent usage being recorded.

•                  The reduced cyanide concentration gave a lower overall gold extraction for the same period of time. It also gave lower extractions only in the coarsest particle size fractions. A corresponding reduction in cyanide consumption was noted.

•                  The difference in overall extraction with crushing sizes of -25 mm and -13 mm is about 2% to 3%. There was no discernable difference in reagent consumption.

•                  Extraction increases with decreasing particle size for all the samples. The test results illustrated this effect particularly with the very coarse crush sizes used, namely -100 mm (80.3% extraction) and -25 mm (87.2% extraction).

•                  The grade of each size fraction for each sample was found to generally increase with decreasing particle size. This is a common observation among crushed and sized ores.

•                  The bottle-roll tests for the coarse samples (-25 mm +18 mm) indicated that leaching was still in progress after 48 hours but that the finest fraction (-1.68 mm) was completely leached within 48 hours.

•                  The cyanide consumption for the column leach tests was lower than for the bottle-roll leach tests.

•                  The estimated consumption of cyanide is about 0.20 kg/t NaCN for oxidized ore. The estimated lime consumption is 1.5 kg/t.

•                  Very little additional lime is required for pH control once the required solution pH value of 10 to 11 has been reached.

•                  Preg-robbing effects were not observed to occur in the column tests. Pregrobbing was also not observed in the bottle-roll leach tests, even for the finest particle size fraction tested.

•                  Assay variations were observed between the two size fraction analysis tests, as well as between the head assays of these tests and the re-calculated head values. These differences are probably the result of sampling errors for the coarse size fractions caused by the larger sized particles.

•                  The second program of column leach test results has confirmed that an overall gold recovery of 80% is attainable from oxidized ores at a crush size of -25 mm.

2 June 2006 UNSJ/Viceroy Test Program

Four additional column leach tests were conducted by UNSJ during June 2006. This constituted the third program of column leach testwork. The sample material tested was a blend of material excavated from two locations within the QDD ore zone. Sixty percent of the sample constituted material excavated from the surface in the area where drill holes 05-QD-113 to 05-QD-118 are located. This material had a reported average grade of 1.4 g/t Au. The lithological classification of this sample was oxidized limestone and breccia. The balance of the sample material was oxidized marble and breccia excavated from the surface of the area where drill holes 05-QD- 124, 05-QD-125, and 06-QD-276 are located. This material was reported to have an average grade of 0.45 g/t Au.

The objective of these four column leach tests was to investigate the extraction of gold from typical material using a very coarse particle crush size ranging from a top size of -125 mm (two tests), one test with -75 mm material and one test with a - 50 mm crush size.

The column leach test conditions were generally the same as those used with the March 2006 column tests. The duration of the leach test varied between 81 and 98 days. There was a rest period of 6 days after about 28 days of leaching for all four tests. There was another 6 days rest period after 53 days of leaching, and a further two-day rest period after 80 days of leaching for the coarsest columns.

The following conclusions can be drawn from the UNSJ June 2006 column-leach test program (the third set of column tests):

•                  The leaching of very coarse QDD material of 100% -125 mm after 96 days resulted in gold extraction values of 75%.

•                  Finer crush sizes will increase the overall gold extraction up to 81% for a crush size of 100% -50 mm after 81 days. However, the head assay for these UNSJ June 2006 samples are significantly higher than the average ore grade.

•                  Leach kinetics are very rapid even for the coarse crush sizes. Very little additional extraction was gained after extending the leaching period from about 30 days to 80 or 90 days.

•                  The solution flow rate of 0.20 l/min/m2 and cyanide concentration of 0.5 g/l NaCN resulted in good operational extraction values.

•                  The cyanide and lime consumption values measured at between 0.13 kg/t NaCN and 0.26 kg/t NaCN and between 0.28 kg/t and 0.57 kg/t lime are similar to the plant design consumption values.

Other Testwork

The following testwork result summaries are attached below:

•                  The low-energy crusher work index values are about industry-average for the limestone sample, high (compared with the industry standard database values) for the marble sample, and very low (compared with the industry standard database values) for the skarn sample. Values for the work and abrasion indices can be found in table 26.

•                  The abrasion index values are very low (compared with industry-wide database values) for the limestone and marble samples, and about average for the skarn sample. The SG value for the ore averages 2.8.

•                  Bucket tests generally show similar results to column and bottle roll tests with regards to extraction rates increasing with finer screen fractions.

Table 26 – Low Energy Work and Abrasion Indices.

Sample	SG	Low-EnergyWork Index (kWh/t)	Abrasion Index
Limestone	2.81	6.4	0.0017
Marble	2.76	8.02	0.0023
Skarn	3.01	2.55	0.1613

Conclusions

The main conclusions reached from the mineralogical evaluation and the metallurgical testwork results for QDD were the following:

•                  The gold observed during mineralogical studies in the samples submitted for analysis was all very fine-grained particles. The maximum grain size observed was about 10 µm with the majority of grains being less than approximately 2 µm.

•                  A gold-bearing variety of cinnabar, together with cinnabar, was reported to be present in some of the samples from QDD deposit. Since its occurrence appears to be extremely rare, the associated mercury is not considered a problem in the cyanidation or subsequent ADR (adsorption-desorption-recovery) processes. Cinnabar can be dissolved by cyanide, and, if required, a mercury retort system can be installed in the refinery to recover the mercury for safety and health requirements.

•                  The associated sulphide minerals have been identified from the samples studied. Gold is associated with the sulphide minerals, but the quantity of sulphide minerals is less than 5% of the total reserve so that the gold extraction is not expected to be a problem apart from consuming some of the available cyanide.

•                  An unidentified bituminous-graphitic carbonaceous material is of widespread occurrence throughout the area sampled for the mineralogical investigation. Whether this material is of a preg-robbing nature will require confirmatory testwork, although the high gold extractions reported in many of the tests appear to indicate that this effect could be of minor significance.

•                  The degree of oxidation of the ore material in the samples taken from the deposit was the primary factor that influenced the dissolution of gold. The gold extraction is invariably the highest for the samples with the greatest degree of oxidation.

•                  The initial column test gold extraction results generally exceeded the bottle-roll test results indicating that the fineness of grind (over the size range of 25 µm to 75 µm) is not a critical variable. However, particle size analysis evaluations conducted on subsequent column tests did not replicate these findings. These tests indicated that a finer crush to about 13 mm of the oxidized sample would result in a higher gold recovery of about 3% being obtained when compared with the recovery obtained for a 25 mm crush size. This effect was confirmed with the extraction increasing with decreasing particle size for all the samples. Subsequent column tests using very coarse crush sizes confirmed this effect of extraction increasing with decreasing particle size.

•                  The cyanide and lime consumption for oxidized material is lower than for less oxidized ore samples, or unoxidized material.

•                  Reagent consumption values from the tests show a relatively low cyanide usage of between 0.6 kg/t and 0.8 kg/t for the oxidized material, and about 1.1 kg/t for the less oxidized material. The lime usage was between 1.1 and 1.8 kg/t.

•                  For plant design purposes, the cyanide and lime consumption values are estimated to be 0.2 kg/t and 1.5 kg/t respectively.

•                  There does not appear to be a correlation between the gold recovery and the origin of the sample concerning vertical depth from the surface probably because of the steep topography of the deposit.

•                  There does not appear to be a correlation between the gold recovery and the head grade of the samples tested.

•                  Column leach testwork results indicated that the gold is rapidly leached and that the leaching time for -25 mm material could be about 60 days. The column tests indicated that the bulk of the leaching had been completed by about 25 days.

•                  The duplicated column test gave very good confirmatory results with respect to extractions and reagent consumptions.

•                  The solution flow rate was found to be a sensitive parameter with regards to the extraction of gold.

•                  The reduced cyanide concentration gave lower extractions only in the coarsest sizes with a corresponding reduction in cyanide usage.

•                  There was no evidence of preg-robbing occurring despite the widespread presence of graphitic carbonaceous material.

•                  An overall gold extraction of 80% of the gold for a crushing size of -25 mm is attainable for the ore proportions as given in the September 2006 mining plan.

•                  An analysis of the revised database for QDD bore core material only, and which includes all the Viceroy Exploration Ltd. data as well as the results from the UNSJ testwork from late 2006 and early 2007, supports a similar recovery rate.

15.2.2             QDDLW METALLURGY

Yamana commissioned the Mining Research Institute dependant from Universidad Nacional de San Juan to carry out metallurgical testworks on the material extracted from the gold deposit known as QDDLW of Gualcamayo project. Hatch Engineering and Consultores were also hired to prepare a ‘Crushing and Conveyor Belt System Expansion Study to Increase Gualcamayo Mining Production’. This study involves the review of the metallurgical testwork done by the Mining Research Institute of Universidad Nacional de San Juan.

Testwork was primarily aimed at obtaining the mineralogical analysis, the specific gravity, heap leach features and an ore recovery estimate through tests in bottles and column tests.

All available mineralogical information on the area has been summarized and added to the metallurgical testwork review completed up to date.

Metallurgical Testwork

Mineralogy

Drill core samples from the Gualcamayo Project QDDLW zone were provided by the company. Five samples were selected for the mineralogical study. The rest of the sample were chosen to determine apparent density for the study and incorporated to the corresponding composition for the column lixiviation assay. The samples employed in the mineralogical study were identified as:

•                  Sample 1: 06QD . 302 – 192;

•                  Sample 2: 06QD . 309 – 150;

•                  Sample 3: 06QD . 343 - 196;

•                  Sample 4: 07QD . 385 - 176;

•                  Sample 5: 07QD . 396 - 173.

The principal object was a characterization mineralogical study to determine both the main mineral constituents, and the silver and gold distribution. To carry out such study, both samples were crashed to less than 10 mesh, quartering to obtain 1 kg for the granulometric and chemical analyses, on each granulometric fraction chemical determinations were carried out, and briquets were performed, polished and then, studied under a light microscope:

•                  The highest-grade gold sample is 07QD-396-173, with 7.15 g/t;

•                  The lowest-grade gold sample is 06QD-343-196, with 3.24 g/t;

•                  The highest grade was segregate to fractions - 11 microns (<11 µm);

•                  The sample containing the highest content of pyrite is 07QD396-173 with 0.83%;

•                  The minerals present in the five samples are calcite, quartz, pyrite, iron oxides (hematite-goethite), feldspars y possibly rejalgar, and the highest proportion in all samples is calcite;

•                  Sample 07QD-385-176 shows the possible presence of arsenates (pharmacolite and arsenosiderite);

•                  The sample containing the highest amount of quartz is 06QD-343196, with 7.21%;

•                  The sample containing the lowest amount of quartz is 06QD-309150;

•                  The sample containing the highest amount of gangue (quartz, feldspar and calcite) is 06QD-309-150, with 99.65%;

•                  The sample containing the highest amount of iron oxides is 07QD-385-176;

After analyzing the gold distribution in every granulometric fraction was determined that the ones containing the greatest amount are under 11 µm. Both pyrite and iron oxides were found mostly in small inclusions not only in calcite, but in quartz as well. The fraction >20 mesh is the more abundant, when the mineral was crushed to 10 mesh.

The following table shows a summary of mineralogical observations.

Table 27 — Summary of Mineralogical Observations.

Samples	Au Grade	Ag Grade	Pyrite content	Iron oxide content	Gangue content	Content of Arsenopyrite	Content of Feldespar (K and Ca)	Content of Rejalgar
06QD-302-192	4.61 g/t	5.62 g/t	0.48%	0.05%	99.42%	Little	Little	Little

Note:

Principal locked type of pyrite and iron oxides is little inclusions of quartz and calcite; Calcite is the principal mineral locked to the pyrite and iron oxides; Calcite is the higher content mineral; The fraction -11 µm have most content of gold, 16.65 g/t.

06QD-309-150	5.94 g/t	1.3 g/t	0.24 g/t	0.05%	99.65% (1.67% quartz)	—	Little	Little

Note:

Principal locked type of pyrite and iron oxides is little inclusions of quartz and calcite; Calcite is the principal mineral locked to the pyrite and iron oxides; Calcite is the higher content mineral; The fraction -11 µm have most content of gold, 38.5 g/t.

06QD-343-196	3.24 g/t	0.66 g/t	0.28%	0.26%	99.45%(7.26% of quartz)	—	Little	Little

Note:

Principal locked type of pyrite and iron oxides is little inclusions of quartz and calcite; Calcite is the principal mineral locked to the pyrite and iron oxides; Calcite is the higher content mineral; The fraction -11 µm has the highest content of gold, 12.57 g/t.

07QD-385-176	6.38 g/t	3.19 g/t	0.17%	0.27%	99.55%(4.21% of quartz)	Little	Little	Little

Note:

Principal locked type of pyrite and iron oxides is little inclusions of quartz and calcite; Calcite is the principal mineral locked to the pyrite and iron oxides; Calcite is the higher content mineral; The fraction -11 µm have most content of gold, 25.33 g/t.

07QD-396-173	7.15 g/t	4.74 g/t	0.83%	0.02%	98.84% (4.21% of quartz)	—	Little	Little

Note:

Principal locked type of pyrite and iron oxides is little inclusions of quartz and calcite; Calcite is the principal mineral locked to the pyrite and iron oxides; Calcite is the higher content mineral; The fraction -11 µm have most content of gold, 18.63 g/t.

Real Density Determination

Densities were determined applying the methodology indicated by Laboratory Methods for determination of in place bulk densities using solid paraffin.

The more relevant steps were as follows: drying of samples at 50ºC to 60ºC, weight determination of samples consisting of several pieces, covering of pieces in each sample using paraffin, determination of volumes both for paraffin covered samples and dry samples, calculation of apparent densities. The density of the paraffin was determined with a picnometer of helium micromeritics AccuPyc 1330. The average resulting from 50 assays was 2.62 g/cm3.

Bottle Tests

The objective of the assays was to determine recoveries (%), reagent consumption and kinetics. 176 samples, consisting of reject core samples and core samples, were sent for bottle cyanidation tests. Leaching testwork was carried out and the results indicated low gold extraction in some samples. The average oxidation percentage was 89.60% and the average recovery was 80.35%.

Figure 26 — Recovery varying with Oxidation Level in Bottle Tests.

Also, additional tests were conducted on these samples (eight in total) to assess the influence of feeding size (granulometry) on the gold extraction and to obtain information about the size in which the gold liberation is produced.

Each sample was crushed minus 10#, homogenized and quartered into four parts. These portions were ground minus 50#, minus 100#, minus 200# and minus 325# (P100) respectively. A 100g aliquot was obtained from each to analyze gold by Fire Assay, another 500 g portion for cyanidiation bottle tests. In each test a ratio of 3:1 liquid/solid and a 1000 mg/l NaCN concentration were used. Total cyanidation time was 48 hours.

Table 28 — The resulting gold extraction and reagent consumption levels were as follows.

				Accumulated	Accumulated Reagent
	Feeding Size	Head Gold Grade		Gold	Consumption
		Calculated	Assayed	Extraction	NaCN
Sample	P100	(g/t)	(g/t)	(%)	(g/t)	Ca(OH)2 (g/t)
06QD-309-154	50#	2.44	2.4	34.4	546	600
06QD-309-154	100#	2.52	2.58	34.5	588	600
06QD-309-154	200#	2.45	2.52	35.5	582	630
06QD-309-154	325#	2.50	2.55	37.2	597	700
06QD-309-167	50#	2.18	2.10	8.3	1,326	1,050
06QD-309-167	100#	2.04	2.08	8.8	1,326	1,150
06QD-309-167	200#	2.15	2.21	8.4	1,320	1,150
06QD-309-167	325#	2.18	2.15	9.6	1,386	1,350
06QD-343-184	50#	3.11	3.15	7.7	696	1,050
06QD-343-184	100#	3.05	3.01	7.9	720	1,050
06QD-343-184	200#	2.99	3.04	8	927	1,050
06QD-343-184	325#	3.04	2.95	8.9	978	1,150
06QD-343-203	50#	0.74	0.77	32.4	1,065	850
06QD-343-203	100#	0.78	0.8	34.6	1,050	850
06QD-343-203	200#	0.76	0.83	43.4	1,200	950
06QD-343-203	325#	0.81	0.78	44.4	1,275	1,150
07QD-385-183	50#	2.18	2.22	22	420	500
07QD-385-183	100#	2.11	2.08	24.2	546	550
07QD-385-183	200#	2.08	2.13	24.5	531	550
07QD-385-183	325#	2.11	2.16	24.2	570	550
07QD-385-200	50#	1.31	1.25	22.9	336	500
07QD-385-200	100#	1.29	1.33	23.3	321	550
07QD-385-200	200#	1.23	1.25	24.4	372	550
07QD-385-200	325#	1.23	1.19	24.4	441	600
07QD-396-164	50#	1.14	1.05	13.2	978	650
07QD-396-164	100#	1.1	1.08	13.6	984	650
07QD-396-164	200#	1.09	1.15	13.8	1,050	750
07QD-396-164	325#	1.10	1.05	13.6	1,101	950
07QD-396-173	50#	7.15	7.05	31.5	1,707	850
07QD-396-173	100#	7.29	7.20	34.2	1,740	800
07QD-396-173	200#	7.21	7.30	35.0	1,758	850
07QD-396-173	325#	7.00	7.11	38.6	1,797	800

In all cases, except for samples 06QD-343-203 and 07QD-396-173, it was observed that the feeding size had little influence on gold extraction. This means that gold could not be liberated by grinding even such fine sizes as 325# (44 microns).

For the sample 06QD-343-203, an increase in gold extraction around 9% was obtained after modifying the feeding size of P100 100# to 200#. In the case of the sample 07QD-396-173 the increase of the extraction was about 7%.

The mineralogical study conducted on the sample 07QD-396-173 indicated that the sample consisted mainly of calcite (CaCO3), it was also observed the presence of quartz (SiO2) and small concentrations of pyrite ((FeS2), iron oxides (goethite - haematite), feldspars and possibly realgar (AsS). The pyrite was found in a ratio of 0.83% and 50% locked to gangue in sizes smaller than 11 microns.

The cyanide consumption obtained was moderate to high (in the order of 1,750 g/t) and it could be attributed to the presence of cyanicide minerals (eg. pyrite and iron oxides). The moderate consumption of calcium hydroxide could be explained because the calcite is the predominant gangue.

The low gold extraction (between 31.5 and 38.6%) obtained, even if the feeding size was less than 325# (44 microns), shows that the gold liberation degree has not been significantly improved. This result could be explained on the hypothesis that gold is included in a pyritic matrix, as the pyrite is locked to a significant extent in sizes as fine as 11 microns. This could be the reason why the liberation of gold slightly increased when reducing the feeding size of cyanidation tests. However, no gold particle could be directly observed or its inclusion in the pyrite verified in the mineralogical study.

Roasting tests followed by leaching of some residues of bottle cyanide tests were considered of interest in order to oxidize sulfuretted species and analyse whether these conditions improved gold extraction. Residues from samples 06QD-343-184 and 07QD-396-173 (minus 325#) were selected. The gold extraction values from these samples in the cyanide bottle tests were 8.9% and 38.6% respectively. Residues were roasted and leached for 48 hours with a solution of 1,000 mg/l NaCN and pH 11.5, obtaining an increase in gold extraction to levels of 72.1% and 75.3% respectively.

Column Tests

The aim of cyanide column tests was to determine recoveries (%), reagent consumption, kinetics and flow rate. Six composites were analyzed, one per hole, with a maximum size equivalent to one inch (1”), as follows:

Table 29 — Column Test.

Composite: Hole	Column	Column Dimensions: dxh (mm)	Feeding size	NaCN Concentration (mg/l)	Flow Rate (l/minxm2)
06QD-302	30	155x2000	P80=1	500	0.20
06QD-309	31	155x2000	P80=1	500	0.20
06QD-343	32	155x2000	P80=1	500	0.20
07QD-385	33	155x2000	P80=1	500	0.20
07QD-396	34	155x2000	P80=1	500	0.20
07QD-402	35	155x2000	P80=1	500	0.20

The leaching time was set at 30 days or until the concentration of gold in the pregnant solution was lower than 0.02 mg/l, whichever occurred first. Columns were tested with activated carbon in a closed circuit.

The resulting gold extraction and reagent consumption levels were as follows:

Table 30 — Resulting Gold Extraction.

	NaCN Accumulated Consumption			Ca(OH)2 Accumulated	Accumulated Gold
Col./Hole	Leaching (g/t)	Carbon (g/t)	Total (g/t)	Consumption (g/t)	Extraction (%)
30/06QD-302	288.7	306.9	595.6	1,050.7	84.55
31/06QD-309	281.2	205.6	486.8	1,003.7	85.36
32/06QD-343	338.2	263.4	601.4	1,372.6	49.54
33/07QD-385	257.1	271.0	528.1	1,009.3	81.13
34/07QD-396	292.0	265.7	557.7	1,046.3	71.07
35/07QD-402	223.2	284.9	508.1	1,018.8	89.82

The resulting final subsidences and apparent densities were the following:

Table 31 — Resulting Final Subsidences.

	Final Subsidence	Apparent Density (g/cm3)
Column/Hole	(mm)	Initial	Final
30/06QD-302	8	1,477	1,483
31/06QD-309	7	1,539	1,545
32/06QD-343	7	1,520	1,526
33/07QD-385	5	1,529	1,533
34/07QD-396	7	1,406	1,411
35/07QD-402	8	1,518	1,524

The average value for the mineral apparent densities of the unleached columns was 1.5 t/m3.

The resulting drainage parameters from each column leaching were as follows:

Table 32 — Resulting Drainage Parameters.

Column/Hole	Drainage Volume	Drainage Time	Drainage Rate	Drainage Flow
	(ml)	(min)	(l/min)	(l/minxm2)
30/06QD-302	12,550	6.41	1.96	103.8
31/06QD-309	11,400	3.25	3.51	186
32/06QD-343	10,210	4.5	2.27	120.3
33/07QD-385	12,460	4.48	2.78	147.5
34/07QD-396	13,130	4	3.28	174.1
35/07QD-402	12,515	4.61	2.71	144

Note: The drainage volume and drainage rate average five measurements.

The metallurgical balance was reached by comparing the head grades, the results were satisfactory as shown in the following table:

Table 33 — Metallurgical Balance.

	Gold head grades (g/t)
	Calculated
Column/Hole	Granulometric Range	Solution + Residue	Carbon + Residue	Average
30/06QD-302	2.9	2.91	2.88	2.9
31/06QD-309	3.1	3.23	3.21	3.18
32/06QD-343	1.8	1.7	1.69	1.73
33/07QD-385	2.96	3.07	3.05	3.03
34/07QD-396	2.69	2.78	2.76	2.74
35/07QD-402	0.6	0.62	0.61	0.61

Conclusions of Bottle Tests

The average consumption of NaCN in the bottle tests was 260.5 g/t; in a range of between 49 and 2,038 g/t. The bottle tests for the 176 samples showed an arithmetic extraction rate of 81%; whereas the average for the samples grouped together per drill hole for the column leached samples presented a gold dissolution of 80.

Conclusions for Column Tests

NaCN consumption in the leaching stage for the 6 columns was in the range of 223.2 g/t and 338.2 g/t, with an average of 280 g/t. The total average cyanide consumption during the leaching and carbon absorption stage was 546 g/t, while Ca(OH)2 consumption was 1083 g/t. The results of the composites are apparently representative samples from the new deposit and are quite satisfactory. Therefore, it is recommended that the column tests be used as a base to estimate recoveries for the operation on an industrial scale. The arithmetic recovery average for the columns was 77%.

Table 34 — Summary for the Results of Cyanide Column Test.

					Na CN Accumulated	Ca(OH)2 Accumulated
				Au Recovery	Consumption	Consumption
Drill Hole	P100	Oxidation %	Au Grade g/t	%	g/t	g/t
06QD-302	25,4 mm	83,8	2.9	84.55	595.6	1,050.7
06QD-309	25,4 mm	99.7	3.1	85.36	486.8	1,003.7
06QD-343	25,4 mm	76.8	1.8	49.54	601.6	1,372.6
07QD-385	25,4 mm	84	2.96	81.13	528.1	1,009.3
07QD-396	25,4 mm	86	2.69	71.07	557.7	1,046.3
07QD-402	25,4 mm	100	0.6	89.82	508.1	1,018.8
Totals		88.39	2.34	76.91	546.32	1,083.6

Conclusions of the Metallurgical Study

The main conclusions obtained after reviewing the metallurgic tests are as follows:

•                  It is highly feasible to recover the ore from QDDLW using heap leaching with an expected recovery of 80% which could be obtained before 30 days.

•                  The level of oxidization for the QDDLW samples is a variable which is directly related to the dissolution of gold or directly to the head grade for gold.

•                  The consumption of cyanide (NaCN) during leaching is close to 0.28 kg/t, whereas lime (CaO) is around 1.1 kg/t. The greatest amount of gold is present in the +10# -20# sizes and the granulometric fraction -11 microns.

•                  The predominant mineral in the gangue is calcite, followed by Quartz, Pyrite, iron oxides, feldspars and a small amount of realgar.

During the revision of the results of the cyanide column and bottle tests of the QDDLW samples, it is concluded that it is extremely feasible to recover the gold contained in the ore at the new deposit using heap leaching. Estimated recovery is expected to be around 80%.

15.2.3             AIM METALLURGY

The gold-bearing mineralized zones for the AIM deposit is primarily sulphide-bearing skarn, breccia and marble deposits containing minor copper, zinc and molybdenum with late stage gold-arsenic mineralization. The skarn contains minor chalcopyrite, sphalerite, galena, pyrrhotite, and pyrite that preceded the introduction of the gold-arsenic mineralization (AMEC, 2005). The gold mineralization extends beyond the skarn into the surrounding marbles.

Historical metallurgical testwork performed prior to May 2007 is described in the 2007 Technical Report on the Gualcamayo Property by Wardrop Engineering (Wardrop, 2007).

To support the Metallurgical Test of AIM, Yamana has requested an external consultant the compilation of all metallurgical studies conducted so far, the result of which is described below:

Summary and Conclusions on AIM Metallurgy

Among studies evaluated, it was pointed out that gold distribution in ore is:

•                  12% free gold;

•                  84% associated with sulphides; and

•                  4% occluded in ganga (tailings).

As far as oxidized and sulfides mass, there are few references in the various studies completed, once being mentioned the value of a chance of 22.9% sulfur in the form of pyrite (SGS, Report No. 1, 24-09-08).

Regarding gold size, Hatch reported in its Final Report for the QDD sizes from 5 to 10 microns (see report), with no visible grains of gold, most of the studies reported below 11 microns, having been reported on one occasion the presence of gold in 30 microns.

The inclusion of solid solutions in sulfur such as arsenopyrite, pyrite and pyrrhotite is of vital importance in many gold refractory systems.

Gold could appear as ultra thin (invisible) in solid solutions among the grains of sulfuretted ore.

Occluded gold between sulphide grains can be measured as follows: Arsenopyrite <0.2 to 15200 g/t; Pyrite <0.2 to 132 g/t; tetrahedral <0.2 to 72 g/t; Chalcopyrite <0 2 to 7.7 g/t (Marsen and House, page 41.SME 2006).

Bear in mind: this is important because if the ore contains a 3% pyrite weight and the ore gold grade (breccia texture) is 3 g/t, all gold could be present in solid solution (as invisible gold) in pyrite. In this case the pyrite ore grade could have a gold content of approximately 100 g/t.

Different tests done show the link of gold with pyrite and marcasite and gold content is related to the presence of the above mentioned.

According to information provided by Yamana, AIM reserves the can be classified according to the rate of oxidation of present sulphides:

Table 35 — Preliminary Reserves (For Metallurgical Test).

	Oxid. Level(%)	Reserves (t)	Au Grade (gr/t)	Ounces	% Oz	%Tn
Sulphides	0-50	3,954,168	3.18	404,017	58	47
Mixed	50-70	1,963,668	2.29	144,512	21	24
Oxidized	70-100	2,426,586	1.82	142,302	21	29
Combined	0-100	8,344,422	2.58	690,831	100	100

According to the level of recoveries achieved in different tests (see attached report) the following summary can be made:

Table 36 — AIM Mineral Recovery.

	Viceroy (AARL)	Viceroy	IIM (UNSJ)	Kelly	HATCH	HATCH (-20%)	HMET 1 y 2
Mineral Sulfuretted (0-50% de oxidized)	46.6%	40	41.7rec	50	50	38	55.5
Mixed + Oxidized Mineral (50-100% de oxidized)	(68.2 + 81.4)	80	81.7	70	80	53

This allows us to assume that gold recovery from sulfide content shall not exceed 50%, (Hatch recommended 40% for sulphides). Recent CGS studies (HMET samples 1 and 2) give an average recovery value of 55%, with lime consumption higher to 6 kg/t (which should take 8 kg/t for calculations) and CN around 1.37 kg/t.

Conclusions

•                  The complex mineralogy and fine particle grain size of the gold will adversely affect the cyanidation extraction of the gold from this material.

•                  For calculating purposes sulfides should take a recovery of 45% and 1.5 kg of CN/t 8 kg lime/t consumption.

•                  In the case of Mixed plus oxidized ore it should be worked with a gold recovery of 65%, CN consumption of 750 g/t and 2 kg/t of lime.

•                  Only for the oxidized ore, gold recovery of 80% and CN consumption of 500 g/t of lime 1.5 kg/t should be taken.

In the compilation developed on the extractive metallurgy of AIM, all the studies and research reports made since 1986 and onwards have been taken into account. Each study examines a particular number of samples extracted in different parts of the site. These studies have been conducted as the exploration evolved. The mass of information is diverse and researched by different centres of investigation; therefore the summary of the metallurgy of AIM is representative of this information.

The Exploration Department of Yamana has direct responsibility or involvement during the data collection process. The programs and the data have been conducted and gathered in a professional and ethical manner and conform to or exceed standards acceptable within the industry.

16.0                       MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

The following tables present the mineral resources and reserves for the Gualcamayo Project as of February, 2009, consolidated with QDD Upper, QDD Lower West and Amelia Ignes-Magdalena deposits. The 2006 inferred portion of the QDD Upper zone was updated in 2008 as it partially overlapped the QDDLW zone.

Table 37 — Gualcamayo Mineral Resource Estimate (exclusive of Reserves).

	Cut-off	Measured			Indicated			Measured and Indicated
Deposit	g/t	Tonnes	Au g/t	Au Oz	Tonnes	Au g/t	Au Oz	Tonnes	Au g/t	Au Oz
QDD Upper	0.3	32,000	0.58	600	11,981,000	0.835	322,000	12,013,000	0.834	322,000
QDD Lower	1	60,580	3.12	6,000	1,432,800	2.43	111,700	1,493,400	2.45	117,700
AIM	0.5	124,100	4.18	16,700	1,335,500	3.13	134,600	1,459,500	3.22	151,300
Total		216,680	3.35	23,300	14,749,300	1.2	568,300	14,965,900	1.23	591,600

	Cut-off	Inferred
Deposit	g/t	Tonnes	Au g/t	Au Oz
QDD Upper	0.3	10,723,000	0.84	289,000
QDD Lower	1	582,700	2.25	42,200
AIM	0.5	1,452,900	2.07	96,500
Total		12,758,600	1.04	427,700

The resources have been estimated by Ronald G. Simpson, P. Geo, as a “qualified person” for the purposes of NI 43-101.

Table 38 — Gualcamayo Mineral Reserves.

Consolidated	Cut-	Proven			Probable			Proven+Probable
Reserves	off g/t	Tonnes	Au g/t	Au Oz	Tonnes	Au g/t	Au Oz	Tonnes	Au g/t	Au Oz
QDD Upper	0.18	7,522,519	0.978	236,534	59,332,446	0.804	1,533,696	66,854,965	0.824	1,771,136
QDD Lower*	1	431,703	2.54	35,254	11,040,009	1.93	684,225	11,471,712	1.95	719,479
AIM	0.5	404,000	2.42	31,000	4,939,000	2.39	380,000	5,343,000	2.392	411,000
Total		8,358,222	1.128	302,788	75,311,455	1.073	2,597,921	83,669,677	1.079	2,901,615

* Front Caving Option

The reserves have been reviewed by Renato Petter, P. Eng., as a “qualified person” for the purposes of NI 43-101.

16.1                       QDDLW ZONE

16.1.1             EXPLORATORY DATA ANALYSIS

Resource modelling for the QDDLW utilized analytical data from core and underground channel samples. All of the sampling and drilling was carried out by MASA between 2005 and the end September, 2008. The sample data used for grade estimation in the model were from core holes and channel samples.

Gold grade statistics were generated for all the core holes used for grade estimation using 10% core recovery bins (table 39). Since 94% of the core had +50% recoveries the statistics for the lower recoveries must be regarded as less significant).

Analysis of gold content vs. recovery range indicates a loss in gold grade with decreasing recovery (figure 27). This is consistent with past experience with the QDD upper zone where the bulk of the gold mineralization was determined to occur in the breccia matrix and the loss of fine material resulted in depletion of sample grades.

Table 39 - Core Recovery Statistics.

Core Recovery Range %	% of Total	MeanAu g/t	MedianAu g/t	Max Grade Au g/t	StdDev	CV
90-100	44.5%	3.00	2.18	44.00	3.11	1.03
1-90	23.1%	2.88	2.13	30.00	2.79	0.97
71-80	13.3%	2.88	2.15	23.00	2.61	0.91
61-70	7.6%	2.76	1.99	13.00	2.43	0.88
51-60	5.4%	2.87	2.40	15.30	2.34	0.82
41-50	2.8%	2.22	1.73	6.98	1.61	0.72
31-40	1.4%	2.30	1.27	9.00	2.00	0.87
21-30	1.3%	1.77	1.39	4.51	1.08	0.61
11_20	0.4%	2.23	1.68	4.28	1.29	0.58
0-10	0.2%	2.46	1.91	4.35	1.72	0.70
Total	100.00%	2.88	2.14	44.00	2.82	0.96

Figure 27 - Mean Gold Grade vs. Core Recovery.

The intervals of lower recoveries within the QDDLW are scattered throughout the deposit and do not form clusters that could potentially bias the results.

Grade and geologic information from 79 drill holes was used to develop the resource model for the QDDLW along with geology and channel sample data from the exploration decline. Composited intervals from 56 core holes were used for direct block grade estimation within the zone.

The various data sets are stored in a GeoData Sentry™ database maintained on site and were imported into Leapfrog© and Surpac Vision© software for modelling, compositing and block model estimation.

The basic descriptive statistics for intercepts within the mineralized zone by primary lithology is shown in table 40. These are unadjusted raw sample data which have not been declustered. The frequency distribution (figure 28) approaches log normal distribution and exhibits no evident bimodal character.

Table 40 - Descriptive Statistics of Sample Data within Zone by Lithology.

	Breccia	Marble	Conglom	All
Count	1409	427	95	1991
Minimum	0.005	0.020	0.011	0.005
Maximun	44.000	8.440	7.470	44.000
Mean	3.343	1.862	2.303	2.928
Median	2.480	1.510	2.005	2.170
Variance	10.225	2.193	2.724	8.328
StDev	3.198	1.481	1.651	2.886
CV	0.956	0.795	0.717	0.986
Skewness	3.924	1.653	1.002	4.123
Kurtosis	33.134	6.355	3.979	37.731

Figure 28 - Frequency Distribution of Raw Assays.

Although the global average gold grade is significantly higher in the breccia units, examination of grade distribution across marble/breccia contacts within the mineralized zone shows no consistent change. Therefore, at this stage, it was decided to treat the assays as a single population within the zone. As more drill information becomes available this aspect should be reviewed.

Before compositing, grade distribution in the raw sample data was examined to determine if grade capping or special treatment of high outliers was warranted. A decile analyses was performed on the raw gold assays within the zone constraint. As a general rule, the cutting of high grades is warranted if:

•                  the last decile (upper 10% of samples) contains more than 40% of the metal;

•                  the last decile contains more than 2.3 times the metal of the previous decile;

•                  the last centile (upper 1%) contains more than 10% of the metal; or

•                  the last centile contains more than 1.75 times the next highest centile.

As shown in figure 29, none of these criteria apply to the current data set and it is concluded that grade capping and restriction of higher grades is not warranted. The maximum gold value in any one assay interval was 44 g/t gold in 08QD-559 and this interval was bracketed by several intervals exceeding 8 g/t. The same intercept included several intervals exceeding 20 g/t Au.

Figure 29 - Decile Analysis, QDDLW.

The oxidation level of the drill samples was estimated during core logging by noting the absence or presence of sulfide mineralization. Approximately 21% of the core within the QDDLW zone was logged as being less than 50% oxidized while 79% of the core was estimated to be >75% oxidized. About 41% of the core was logged as 100% oxidized.

16.1.2             DEPOSIT MODELLING

The QDDLW lies just above the Los Sapitos contact within marbles and carbonate breccias of the San Juan formation. It appears to be at least partially bounded to the south by a steep, east-west trending fault which may offset a portion of the zone. A swarm of quartz diorite porphyry dykes related to the Varela stock intrudes the carbonate sequence south of the fault.

Core drilling has defined a continuous zone of +1 g/t Au mineralization that extends at least 535 metres along its longest dimension in an east-west direction and up to 150 metres N-S. The vertical thickness of the zone ranges up to 120 metres. The zone was modeled as an isosurface using Leapfrog 3D© software. The data was put through a log transform and modeled using ordinary kriging with a maximum search distance of 120 metres. The gradeshell was exported to Surpac Vision© software for use as the main domain constraint for grade estimation. The position of the final 1 g/t grade shell domain is shown in figure 30 below.

Figure 30 - QDDLW Zone Domain.

The list of drill hole intercepts defining the zone is shown in table 41.

Table 41 - Drill Hole Intercepts within QDDLW Zone.

Hole	From	To	Width	Au
06QD-302	312.18	368.14	55.96	3.488
06QD-309	242.60	342.33	99.73	3.249
06QD-321	253.17	344.62	91.45	2.626
06QD-322	229.94	247.54	17.60	1.828
06QD-322	253.99	275.90	21.91	1.887
06QD-330	276.23	328.76	52.53	3.055
06QD-330	343.68	388.87	45.19	1.486
06QD-339	260.33	284.56	24.23	3.517
06QD-343	260.70	381.07	120.37	3.032
06QD-358	319.20	335.79	16.59	1.696
06QD-358	347.58	362.76	15.18	1.712
06QD-374	345.03	353.16	8.13	1.937
06QD-380	339.46	361.11	21.65	1.917
06QD-380	366.77	371.82	5.05	1.602
07QD-385	307.82	441.16	133.34	2.817
07QD-385	451.91	454.30	2.39	3.589
07QD-396	281.42	342.84	61.42	3.270
07QD-402	293.36	333.49	40.13	1.85
07QD-402	344.06	380.11	36.05	2.104
07QD-445	285.39	422.33	136.94	2.585
07QD-445	456.00	457.10	1.10	1.110
07QD-473	45.29	103.49	58.20	3.719
07QD-473	116.02	141.00	24.98	1.562
07QD-477	344.05	431.92	87.87	1.908
07QD-482	66.22	97.11	30.89	2.010
07QD-486	128.61	140.50	11.89	1.257
07QD-486	207.42	227.61	20.19	2.207
07QD-487	291.03	303.12	12.09	3.131
08QD-510	33.05	46.03	12.98	1.774
08QD-510	87.24	126.99	39.75	1.830

08QD-510	162.33	170.87	8.54	1.628
08QD-510	175.72	187.88	12.16	1.573
08QD-510	199.24	208.57	9.33	3.380
08QD-516	514.87	588.33	73.46	2.894
08QD-517	53.74	80.97	27.23	3.170
08QD-517	89.02	101.50	12.48	1.917
08QD-518	46.17	55.69	9.52	2.012
08QD-520	29.80	98.87	69.07	3.266
08QD-522	38.07	93.09	55.02	5.592
08QD-523	105.75	279.19	173.44	3.969
08QD-523	417.38	439.07	21.69	1.553
08QD-526	342.34	350.25	7.91	2.031
08QD-526	359.12	376.47	17.35	2.003
08QD-527	460.87	487.68	26.81	2.131
08QD-528	502.21	524.72	22.51	2.333
08QD-529	37.00	39.23	2.23	1.022
08QD-529	41.76	156.91	115.15	2.003
08QD-530	272.28	309.65	37.37	1.927
08QD-531	59.55	143.60	84.05	1.786
08QD-532	28.11	191.87	163.76	3.145
08QD-533	459.59	467.92	8.33	1.540
08QD-533	494.62	527.88	33.26	2.464
08QD-534	103.03	155.95	52.92	2.762
08QD-535	245.00	280.41	35.41	2.083
08QD-535	295.06	302.78	7.72	2.361
08QD-535	304.07	343.75	39.68	2.893
08QD-536	22.19	103.18	80.99	2.873
08QD-537	47.48	162.18	114.70	2.692
08QD-538	25.29	32.53	7.24	1.257
08QD-538	49.72	63.02	13.30	1.447
08QD-539	56.20	99.43	43.23	1.786
08QD-540	48.89	60.29	11.40	2.414
08QD-541	285.77	357.44	71.67	3.369
08QD-541	368.00	375.33	7.33	1.497
08QD-541	431.39	460.23	28.84	2.689
08QD-542	502.81	508.80	5.99	1.712
08QD-542	510.47	557.26	46.79	1.734
08QD-542	564.99	572.36	7.37	1.645
08QD-543	37.22	57.86	20.64	2.858
08QD-543	70.82	92.53	21.71	1.975
08QD-544	50.98	152.96	101.98	3.014
08QD-544	171.88	184.34	12.46	1.434
08QD-544	199.49	274.76	75.27	2.615
08QD-545	53.21	78.10	24.89	2.378
08QD-546	36.10	133.43	97.33	2.921
08QD-547	473.27	530.52	57.25	2.364
08QD-548	80.44	128.25	47.81	3.103
08QD-549	54.94	135.00	80.06	2.110
08QD-551	120.85	125.18	4.33	4.876
08QD-552	66.41	78.41	12.00	1.483
08QD-554	38.20	100.06	61.86	4.199
08QD-554	104.08	110.27	6.19	1.755
08QD-556	131.35	264.68	133.33	4.210
08QD-557	46.50	54.15	7.65	2.991
08QD-557	60.91	68.68	7.77	3.050
08QD-559	81.26	190.13	108.87	7.481
08QD-560	73.26	165.14	91.88	3.585
08TE1	122.44	150.75	28.31	2.992

Lithologic modelling of the carbonate breccia extent was carried out in Leapfrog 3D© using 2m lithologic composites and a linear kriging algorithm. The conglomerate unit was modeled in a similar manner but included control strings and used a spheroidal kriging algorithm with an elongated search ellipsoid striking 310° and dipping 48° to the southwest. Figure 31 shows the resulting shapes for the breccia and conglomerate units.

Figure 31 - Lithology models of conglomerate ans breccia units.

16.1.3             COMPOSITING

Downhole composites were created within the zone constraints using the ‘best fit’ method. This procedure produces samples of variable length, but of equal length within a contiguous drill hole zone, ensuring the composite length is as close as possible to the nominated composite length. In this case the nominated length was set at 2 m.

The composite statistics for Au are shown in table 42. The gold distribution approaches log-normal distribution (figure 32) and shows no evident bimodal nature.

Table 42 - Composite Statistics for Au.

	Samples	2m Composites
Count	1991	1880
Minimum	0.005	0.022
Maximum	44.000	37.916
Mean	2.928	2.902
Mediam	2.170	2.201
Variance	8.328	6.750
StDev	2.886	2.598
CV	0.986	0.895
Skewness	4.123	3.824
Kurtosis	37.731	32.631

Figure 32 - Histogram of Au distribution in composites.

A series of 5 metre composites were also created using similar methodology in order to carry out a nearest-neighbour estimate used for model validation.

Visual estimates of oxidation levels were composited on 2 metre intervals. As shown in table 43, about 78% of the composites were estimated to be greater than 50% oxidized.

Table 43 - Oxidation Level Composite Ranges.

Oxidation Range	% of composites
0-25%	19%
25-50%	3%
50-75%	5%

16.1.4             DENSITY

Specific gravity measurements have been performed on 208 drill core specimens from the QDD deposit and adjacent areas between 1999 and 2006. Summary statistics for the main lithologies are shown in the following table.

Table 44 - Bulk Density Measurement.

Lithology	Number of Analyses	Mean	Median	Std Dev
Limestone	11	2.66	2.69	0.10
Dolomite	8	2.72	2.75	0.08
Marble	71	2.81	2.71	0.32
Breccia (Carbonate)	79	2.65	2.68	0.19
Intrusive	18	2.47	2.56	0.20

The presence of larger scale voids and open or partially-filled karst cavities has been noted in all carbonate units. The impact of these on the overall bulk density of units has not been assessed.

The SG values were assigned to the model blocks based on the lithology. For the present estimate the SG used for the breccia and conglomerate units was 2.6. This is about 3% lower than the median value of the tested samples to compensate for larger voids. An SG of 2.71 was assigned for blocks classified as marble.

16.1.5             VARIOGRAM ANALYSIS

Normal semi-variograms for Au were modeled using composites falling within the zone constraints in order to determine kriging parameters, search parameters and anisotropy. As no anisotropy was evident in directional variograms, a nested spherical model with two structures was fitted to an omni-directional variogram (figure 33).

Figure 33 - Semi-Variogram Model.

16.1.6             BLOCK MODEL AND GRADE ESTIMATION PROCEDURES

A block model was created in Surpac using a block size of 5x5x5 metres. The parameters of the model are summarized in the following table:

Table 45 - Block Model Parameters.

	X	Y	Z
Minimum	2534500	6713000	1600
Maximun	2535200	6713500	2000
Block Size (m)	5	5	5
Number of blocks	140	100	80

The major lithologic units within the zone are marble and carbonate breccia with a minor amount of conglomerate. Blocks were assigned to the breccia and conglomerate units (codes 50 and 24 respectively) based on the majority of the block within the solid models. All remaining blocks were coded as marble (code=40). Figure 34 illustrates the block lithology within the mineral zone domain.

Figure 34 - Lithologic Model, QDDLW Zone.

Gold grades for blocks within the gradeshell domain were estimated in three passes. The initial pass required a minimum of 5 composites from at least 2 drill holes within a search distance of 13 metres or 1/2 of the maximum variogram range. The second pass used a maximum search distance of 26 metres (the maximum range) and required a minimum of 5 composites from at least 2 drill holes. The final pass was extended to a 52 metre maximum search distance. Search parameters are summarized in table 46.

Table 46 - Block Model Estimation Parameters.

Kriging Pass	Max Search Dist (m)	Min # Composites	Max # Composites	Max # per hole
1	12,5	5	20	4
2	33	5	25	4
3	50	3	30	—

Oxidation levels of the model blocks were estimated by the inverse distance squared (ID2) method. An isotropic 100m search was used with a minimum of 5 composites from at least 2 holes required to estimate a block. As the source data was derived from visual estimates of oxidation level, the block estimates of oxidation should not be relied upon as a reliable quantitative measure. However, a comparison of bottle roll results from hole QD-385 suggests that the oxide model may be useful guide as intervals of lower recovery correspond well with lower oxidation levels (figure 35). The distribution of blocks by oxidation range is shown in table 47.

Table 47 - Distribution of Blocks by Oxidation Range.

Oxidation Range	Tonnes> Cut-off	Au g/t	in-situ ounces	% of oz
<25%	529,014	2.901	49,341	5.5%
25-50%	1,351,099	2.619	113,766	12.6%
50-75%	1,696,762	2.612	142,490	15.7%
>75%	6,279,167	2.971	599,785	66.3%

Figure 35 - Block model oxidation level compared with bottle roll recovery data.

The estimated blocks were classified as measured, indicated or inferred based on the three kriging passes utilizing the search parameters shown in table 46. The maximum search distance for the measured category was 1/4 the total variogram range (12.5 metres). At least 5 composites were required and a maximum of 4 were permitted from a single hole.

In order to be classified as indicated, 5 composites from a minimum of 2 drill holes were required within a search distance of 33 metres equivalent to 2/3 of the maximum variogram range.

All other estimated blocks were assigned to the inferred category.

The following figure illustrates the distribution of the three classes in perspective, plan and section views.

Figure 36 - QDDLW Zone model classification.

16.1.7             MODEL VALIDATION

Model verification was initially carried out by visual comparison of blocks and sample grades in plan and section views. The estimated block grades showed good correlation with adjacent composite grades.

The model was also estimated using the inverse distance method to the second power (ID2) and the nearest neighbour method. The search strategy was identical to the Kriged runs. The mean of the global block grades at zero cutoff compare very well with the global means of the composites and raw assay data (table 48).

Table 48 - Global Mean Grade Comparison.

Method	Au g/t
Kriged	2.86
ID2	2.92
Nearest Neighbour	2.92
Composites	2.90
Raw Data	2.93

A comparison of the grade-tonnage curves (figure 37) shows almost no difference in tonnes between the ID2 and the Kriged estimate and only a very minor difference in average grades of less than 0.1 g/t.

Figure 37 - Grade tonnage curves comparing ID2 and Kriged estimates.

It is concluded that the block model constraints and search parameters have resulted in an acceptable level of smoothing in the Kriged estimate.

16.1.8             MINERAL RESOURCE SUMMARY

The QDDLW mineral resource estimate using sample data received as of September 30, 2008 is summarized in table 49 reported at range of Au cut-off grades between 1 and 2 g/t.

Table 49 - QDDLW Mineral Resource Estimate.

	MEASURED			INDICATED			MEASURED AND INDICATED
Cutoff g/t Au	Tonnes > Cutoff	Au g/t	in-situ ounces	Tonnes > Cutoff	Au g/t	in-situ ounces	Tonnes > Cutoff	Au g/t	in-situ ounces
1.0	486,000	3.075	46,000	7,775,000	2.885	721,000	8,261,000	2.896	769,000
1.2	468,000	3.152	47,000	7,684,000	2.906	718,000	8,151,000	2.919	765,000
1.4	443,000	3.253	46,000	7,379,000	2.971	705,000	7,823,000	2.987	751,000
1.6	410,000	3.396	45,000	6,895,000	3.074	681,000	7,304,000	3.092	726,000
1.8	373,000	3.562	43,000	6,264,000	3.212	647,000	6,637,000	3.232	690,000
2.0	341,000	3.719	41,000	5,623,000	3.362	608,000	5,964,000	3.382	648,000

	INFERRED
Cutoff g/t Au	Tonnes > Cutoff	Au g/t	in-situ ounces
1.0	1,595,000	2.657	136,000
1.2	1,595,000	2.657	136,000
1.4	1,591,000	2.659	136,000
1.6	1,563,000	2.680	135,000
1.8	1,436,000	2.766	128,000
2.0	1,214,000	2.923	114,000

16.2                       AIM DEPOSITS

Exploratory Data Analysis

This mineral resource update for the AIM deposits is based on analytical data from core and RC drilling supplemented in part by surface channel samples. All of the sampling and drilling since Y2000 has been carried out by MASA. Previous drilling and underground development/sampling was conducted by Anglo in the 1980’s. Surface and underground chip sample data was used to assist in modelling the extent and geometry of the mineralized zones but was not used for grade estimation.

Several lines of continuous channel samples were collected between 2004 and 2007 in order to provide data for the resource estimation in areas of rugged topography. The sampling was specifically designed to supplement the drill data in these areas. Samples were cut by diamond saw in areas of competent bedrock. In less competent areas, hammers and chisels were used to cut a regular 9cm channel similar to the HQ core diameter used for recent core drilling.

The majority of the sample data used for direct grade estimation was from core holes. At Amelia Inés, 15% of the composites used for estimating block grades were from RC samples compared with 30% at Magdalena. Since there were no RC holes twinned with core holes it is difficult to do a direct grade comparison, particularly in view of the highly irregular grade distribution in the deposits. Studies of twinned RC and HQ core holes at QDD showed evidence of gold loss in the core holes in intervals where gold was concentrated in breccia matrix material (Simpson, 2006).

Statistical analysis of gold content vs. core recovery shows no evidence of grade bias with recovery. Gold grade statistics were generated for all the core data within the mineral zone constraints using 10% core recovery bins. A cap grade of 30 g/t gold was used to reduce the affect of outlier values. No significant trend was noted for the coefficient of variation (CV).

For RC holes the sample weights were plotted against the gold grade for each drill hole in order to check for bias. Again, no significant trends were observed.

The total number of drill holes used for the deposit modelling for Amelia Inés was 156 (13,947 metres). The Magdalena model used 92 drill holes totalling 13566 metres Details of the drill programs are shown in tables 18 and 19.

The various data sets were initially stored in Excel worksheets and were imported into Leapfrog© and Surpac Vision© software for modelling, compositing and block model estimation. A Microsoft Access database for the entire Gualcamayo Project is currently being maintained on site (Simpson, 2008).

Deposit Modelling

At Amelia Inés, gold mineralization has been defined by drilling over an area measuring approximately 200 x 300 metres in lateral extend and to a depth of 250 metres. The deposit has been tested by 133 drill holes (11,325 metres) in seven programs. Anglo also carried out 1,405 metres of underground development on three levels.

At Magdalena, the main zone of gold mineralization has been roughly defined by drilling over an irregular area measuring approximately 150 x 150 metres in lateral extend and over a vertical extent of 270 metres. A few small satellite zones also occur between Magdalena and Amelia Inés zone. The deposit has been tested by 69 drill holes (9,986 metres) in five programs and 335 metres of underground development on two levels (4 adits).

In both zones the gold mineralization occupies embayments of skarn and marble adjacent to the quartz diorite stock lying to the north. Although some drill hole intercepts within the intrusive contain significant gold mineralization, continuous zones have not been identified. For this reason the intrusive rocks were excluded from the present resource model.

Traditional cross section and plan interpretation were used for the previous resource model (Simpson, 2004). This method has significant limitations due to the irregular location and orientation of the drill holes coupled with the complex lithologic contacts between the intrusive, skarn and marble. For the present model a different approach for geologic and gradeshell modelling was adopted utilizing modern advances in 3D interpolation methods using volume functions.

Figure 38 — 3D Model of Intrusive Stock.

The quartz diorite porphyry contacts are generally sub-vertical but highly irregular in the vicinity of the AIM deposits. The contact was modeled in Leapfrog© software, a proprietary 3D geological modelling package that allows rapid construction of geological and grade-shell wireframes directly from scattered drillhole data. Leapfrog uses recently developed rapid 3D interpolation methods that were refined and modified to suit geological modelling problems. The AIM intrusive model was generated in Leapfrog using indicator kriging of 2 metre drill composites as well as data from surface and underground mapping. Data points were assigned a value of 1 if they were within the intrusive and a value of 0 if they were outside. The indicator values were then Kriged and a shell created representing a value of 0.5. The shell was constrained by the topographic surface and the resulting model of the intrusive body is shown in figure 38. The 3d model was exported to Surpac Vision software and used for lithologic coding of resource blocks.

Figure 39 — AIM gradeshell domain models.

The skarn bodies (Unit 42) and the sulfuros negros zones (Unit 15) were modeled by indicator kriging in Surpac using a maximum search distance of 200 and 34 metres respectively. All regions in the model extents not within the intrusive, skarn or sulfuros negros (black sulfide) zones were assumed to be marble.

The gold mineralization overlaps the skarn/marble contact so it was deemed necessary to create a gradeshell or isosurface to constrain the block grade estimation. The modelling was done in Leapfrog using 2 metre gold composites generated from drillhole assays supplemented with surface and underground sampling data. The data was put through a Gaussian transform and modeled using ordinary kriging with a maximum (isotropic) search distance of 80 metres. The isosurfaces were constrained by a domain below topography and outside of the intrusive.

Leapfrog grade shells based on 0.2 and 0.3 g/t cutoffs were exporting to Surpac Vision software and compared with drill hole intercepts. The comparison revealed that the 0.3 g/t isosurfaces were overly conservative and excluded a number of significant drill hole intercepts in the 0.3-0.5 g/t range. Consequently the 0.2 isosurfaces were selected as base domains and the shells were further modified in Surpac in order to conform more closely to actual drill hole intercepts. Final results confirmed that the resulting domains did closely approximate a 0.3 gold cutoff. The position of the final grade shell domains are shown in figure 39.

16.2.1             AIM MINERAL RESOURCE SUMMARY

The AIM mineral resource using sample data received as of February 28, 2007 is summarized in table 50 reported at Au cut-off grade of 0.5 g/t. Decreasing the cut-off grade to 0.3 has no significant affect on the resource with an increase in contained ounces of less than 0.4%.

Table 50 — AIM Mineral Resource Estimate.

	Measured			Indicated			Measured and Indicated
Deposit	Tonnes	Grade Au g/t	oz Au	Tonnes	Grade Au g/t	oz Au	Tonnes	Grade Au g/t	oz Au
Amelia Inés	397,700	2.98	38,100	2,804,200	2.45	221,100	3,201,900	2.52	259,200
Magdalena	130,300	2.29	9,600	3,470,200	2.63	293,500	3,600,600	2.62	303,100
Combined	528,000	2.81	47,700	6,274,400	2.55	514,600	6,802,500	2.57	562,300

	Inferred
Deposit	Tonnes	Grade Au g/t	oz Au
Amelia Inés	587,500	1.49	28,100
Magdalena	865,400	2.46	68,400
Combined	1,452,900	2.07	96,500

16.3                       QDD UPPER MINERAL RESOURCE

The following table presents the current mineral resources for the QDD Upper Deposit. The 2006 inferred portion of the QDD Upper Zone was updated in 2008 (Simpson, 2008).

Table 51 — Revised QDD Upper Measured and Indicated resources (excluding reserves).

Cutoff	MEASURED			INDICATED			MEASURED+INDICATED
Grade g/t Au	Tonnes (000’s)	Grade Au g/t	oz Au (000’s)	Tonnes (000’s)	Grade Au g/t	oz Au (000’s)	Tonnes (000’s)	Grade Au g/t	oz Au (000’s)
0.2	35	0.56	0.6	12,292	0.821	324	12,327	0,820	325
0.3	32	0.58	0.6	11,981	0.835	322	12,013	0.834	322
0.4	27	0.62	0.6	11,035	0.877	311	11,062	0.876	312
0.5	19	0.68	0.5	9,666	0.937	291	9,685	0.936	292
0.6	14	0.75	0.4	8,153	1.008	264	8,167	1.008	265
0.7	8	0.8	0.3	6,791	1.081	236	6,799	1.081	236
0.8	3	0.85	0.2	5,526	1.157	206	5,529	1.157	206
0.9				4,497	1.229	178	4,497	1.229	178
1.0				3,466	1.311	146	3,466	1.311	146

Cutoff	INFERRED 2008
Grade g/t Au	Tonnes (000’s)	Grade Au g/t	oz Au (000’s)
0.2	11,214	0.81	292
0.3	10,723	0.84	289
0.4	10,344	0.85	284
0.5	9,381	0.9	270
0.6	7,997	0.96	246
0.7	6,733	1.01	219
0.8	5,206	1.09	182
0.9	3,296	1.23	131
1.0	1,984	1.42	91

As stated by Law 24196 (Act of Mining Investment), projects that have presented an approved feasibility study before the Mining Secretariat, are otorgued with a fiscal stability that grants no changes in the total fiscal and custom charges. As Minas Argentinas S.A., the Argentinean Corporation that operates the Gualcamayo Project has been granted with the fiscal stability since November 14, 2007, any change in the legal, tax and political environment should not affect the project.

The resources are influenced by the following factors, metallurgy recoveries, the mining methods (selectivity, recovery and dilutions of them), the infrastructure, etc. The challenge of mining is to optimize these factors, Yamana has achieved high standard of metallurgy recoveries, maintaining ranges over 80% (see section metallurgy), and continues doing metallurgical tests to raise these values, especially in the mineral from the AIM deposit. All resource models have been obtained from Ron Simpson, an external consultant from the company Geosim. For the optimization of reserves the software Whittle was used and later the pits were designed in MineSight software. For the planning, dynamic spreadsheets were used. In regards to the selectivity of the mining methods, two alternative approaches to mining the deposit were considered, while both mining methods are feasible to be applied at QDDLW deposit, the Company has elected to proceed with the front caving mining alternative as it is expected to provide significantly improved returns, allow for the expansion of resources and better address geotechnical constraints (see section mining). The infrastructure that Gualcamayo currently has is over the standard and has been design with very high safety factors. The negative impact that these factors will have on the current resources in Gualcamayo is very low.

17.0                       OTHER RELEVANT DATA AND INFORMATION

The authors are of the opinion that all known relevant technical data and information with regard to the Gualcamayo gold project has been reviewed and addressed in this technical report update.

18.0                       INTERPRETATION AND CONCLUSIONS

This technical report has been update to meet the requirements of NI 43-101 and Form 43-101F1. The technical report will also serve to provide regulators and investors with a formal and up-to-date reference for the property that incorporates the results of the most recent work program completed by Yamana as of September, 2008.

The information and data included in the report or used in its preparation has been generated exclusively by MASA employees and their consultants. Much of the data, including the drill assay and geological database upon which the estimate is based, has undergone thorough scrutiny by project staff as well as certain data verification procedures by the authors. In addition to the supplied data, the authors have also relied on the input of project staff and their consultants. The sources of information used in this report are listed in Section 20: References.

Exploration work carried out on the QDD Lower Zone since 2006 has defined a mineral resource with potential for economic extraction by underground mining methods. The mineralization is similar to that of the main QDD deposit and is hosted by the same lithology. The zone remains open to the west and possible fault offsets may occur along the east-west structure extending along the southern boundary of the zone.

Underground exploration is continuing to confirm and expand the known resource. Bulk samples from the underground development have being collected and preliminary metallurgical testing has been carried out. Results suggest that reasonable recoveries can be obtained and that identification of oxidation levels is important.

Results from recent drilling on the AIM deposits have been successful in upgrading resources from the ‘inferred’ to ‘indicated’ category and increasing the overall measured and indicated resource.

A comprehensive QA/QC program and extensive data validation procedures have been in place since 2004. Accuracy and overall precision of gold assays is considered acceptable.

Samples are robust, QA/QC demonstrates that all the assumptions for grades and tonnage evaluations are valid and variability will be not a key issue for the mine in terms of grades.

The financial evaluation shows that the Gualcamayo Property is a positive project at the current gold prices prices and with the current NI 43-101 resource. The resource used in this study is compliant to NI 43-101. The economic resource in this study includes measured and indicated resources.

While both alternative methods of mining considered for the Gualcamayo project in the recent Feasibility Study on the QDD Lower West zone, being mining by shrinkage or front caving with pillar recovery method, were determined to be feasible, Amelia Inés and Magdalena open pit is starting its pre-striping, and QDD is in full production. The underground method elected to proceed was the front caving mining alternative as it is expected to provide significantly improved returns, allow for the expansion of resources and better address geotechnical constraints. The shrinkage fill method would accelerate production from QDDLW however the front caving alternative would provide for a longer mine life and a higher return and value. The Company should continue to advance drilling with the goal of proving up the QDDLW western extension which has the potential to significantly expand reserves. With additional drilling and an extension of QDDLW, the Company may advance the schedule under the front caving alternative by beginning mining in the western extremity, thereby advancing production, further increasing the value of QDDLW and the return.

Based on results of the study, advantages of pursuing the front caving alternative include: (a) significant increase in mineable and recoverable reserves to limiting geotechnical constraints, (b) increased mine life for Gualcamayo to approximately 13 years from its current mine life of nine years, (c) improved project returns and net present value, and (d) improved cash costs relating to the underground mining thereby decreasing the average cash costs for Gualcamayo

The production expectations of the two alternatives are as follows (AIM includes a potential UG):

Table 52 — Production Profile (000 oz).

PRODUCTION PROFILE (000 oz)

	Shrinkage Fill				Delayed Caving Option
	QDD LW	QDD	AIM	TOTAL	QDD LW	QDD	AIM	TOTAL
2009		168	60	228		168	60	228
2010		151	86	237		151	86	237
2011	40	124	39	203		124	39	163
2012	79	156	33	268		156	33	188
2013	95	153	32	279		153	32	184
2014	102	140	32	275		140	32	172
2015	21	181	32	233	54	181	32	267
2016		192	5	197	108	192	5	305
2017		104	1	105	92	104	1	198
2018					92			92
2019					92			92
2020					74			74
2021					63			63
Total	337	1,368	320	2,024	576	1,368	320	2,263

The Company continues to evaluate advancing production before 2015 by beginning mining to the western extension. The Company has allocated approximately US$4 million in 2009 toward further exploration of QDDLW.

19.0                       RECOMMENDATIONS

QDD Lower West

The cross cut tunnel should be extended to the west (same azimuth and slope) another 100 m. This is expected to take place from mid January 2010 on.

To evaluate the possibility of opening a new access/exploration adit which might give access to the exploration target from the west, starting nearby the Target 3D area.

To exploit the bottom of Amelia Inés and Magdalena, seek leaching alternative of current leach pads.

The project meets the minimum economic results required by Yamana (i.e. 20% IRR), however it will be necessary for Yamana to take the following actions to allow the continuity of the Gualcamayo underground project: (a) increase underground mine selectivity, (b) increase recovery of resources, (c) reduce mining costs, (d) reduce capital (use of trucks hauling up to open-pit conveyor), to seek the elimination of fill level by changing mining method); (e) accelerate exploration to the West, and (f) accelerate the mine preparation works by using a continuous miner, when confirming data it indicates extension to the west and/or technical-economic confirmation of the mining method for the best recovery of resources.

Amelia Ines and Magdalena

Amelia Ines and Magdalena (AIM) cash flow and Life of Mine shown in the section 23, tables 75, 76, and tables 12, 52; the mentioned tables include Mineral Resources out of open pit reserves considering mineable underground resources. Although there is not a significant impact in the total economics, it is recommended a detailed underground mine design to the 2009 year end reserve estimate update.

Breakdown of Operating Costs (Open Pit)

The table 53 below details the operating costs of the open pit deposit, showing the first two years of production as first stage, with full production on Amelia Ines and Magdalena sector, and the steady stage after year 2011, when costs are modeled without variance.

Table 53 — Breakdown of Operating Costs (Open pit).

	2009	2010	2011 and +
Mining costs per tonne mined - Open pit
Technical services	0.052	0.054	0.057
Drilling	0.080	0.084	0.088
Loading	0.103	0.108	0.113
Blasting	0.225	0.236	0.247
Hauling	0.186	0.195	0.205
Water management	0.011	0.011	0.012
Auxiliary equipment	0.200	0,210	0.220
Mine supervision	0.007	0.007	0.007
Mine Maintenance	0.096	0.101	0.106
Other maintenance services	0.006	0.007	0.007
Cost per tone minned in USD	0.965	1.013	1.061

	2009	2010	2011 and +
Process costs per tonne treated - Open pit
Crushing	0.650	0.683	0.715
Leaching	0.870	0.913	0.957
Smelting	0.067	0.070	0.074
ADR Plant	0.292	0.306	0.321
Laboratory	0.148	0.155	0.162
Plant maintenance	0.066	0.069	0.072
Plant supervision	0.092	0.096	0.101
Conveying	0.227	0.238	0.249
Metallrugy	0.049	0.052	0.054
Cost per tonne treated in USD	2.460	2.583	2.706

G&A cost per tonne treated	0.981	0.933	0.979

20.0                       REFERENCES

Simpson. R.G., January 2008, Mineral Resource Update QDD Lower West Zone Gualcamayo Gold Project, San Juan, Argentina.

Simpson. R.G., March 2008, Mineral Resource Update Gualcamayo Gold Project, San Juan, Argentina.

Simpson. R.G., November 2008, Mineral Resource Update, San Juan, Argentina, Draft Report.

Simpson. R.G., October 2008, Mineral Resource Estimate QDD Lower, San Juan, Argentina, Draft Report.

Exploration Report Argentina (MASA), 30th October 2008, Gualcamayo Project.

Wardrop, Technical Report on the Gualcamayo Property-San Juan Province, Argentina Document No. 0751240100-REP-R0010-00, Noviembre 2007.

Hatch, November 2008, Estudio de Expansión Trituración y Correas Transportadoras para Incremento de Producción de Gualcamayo, Informe Final.

Ingeroc, Ingeniería de Rocas Ltda., Octubre 2008, Informe Técnico Análisis Geomecánico para Diseño de Explotación Subterráneo.

SRK Consulting, May 2008, Gualcamayo Project, Lower QDD Deposit Geotechnical Evaluation.

IIM (Instituto de Investigaciones Mineras) UNSJ (Universidad Nacional de San Juan), 2008, Ensayos Metalúrgicos de Material Oxidado en QDD para el Proyecto Gualcamayo Análisis Mineralógico Informe Final Item 4.

IIM UNSJ, 2008, Ensayos Metalúrgicos de Material Oxidado en QDD para el Proyecto Gualcamayo Determinación de Densidad Aparente Informe Final Item 4.

IIM UNSJ, 2008, Ensayos Metalúrgicos de Material Oxidado en QDD para el Proyecto Gualcamayo Ensayos en Frascos Informe de Avance Item 1.

IIM UNSJ, 2008, Ensayos Metalúrgicos de Material Oxidado en QDD para el Proyecto Gualcamayo Ensayos Adicionales de Lixiviación en Frascos Informe Final Item Adicional.

IIM UNSJ, 2008, Ensayos Metalúrgicos de Material Oxidado en QDD para el Proyecto Gualcamayo Ensayos en Columnas Informe Final Item 2.

Hernández, M., Diciembre 2008, Informe de Impacto Ambiental, 5º Actualización, Etapa de Exploración, Proyecto Gualcamayo, Expediente Nº 520-1051-M-97.

Knight Piésold, Octubre 2006, Informe de Impacto Ambiental, Etapa de Explotación, Proyecto Gualcamayo, Ref. Nº SA202-000124/1-1.

Metaproject Ingeniería e Innovación S.A., Octubre 2008, Proyecto Subterráneo Gualcamayo, QDD Lower West.

JRI, Enero 2009, Proyecto Subterráneo Gualcamayo QDD Lower West.

Ing. Más Miguel, Alternativas de Tratamiento de los Sulfuros AIM, 2008.

21.0                       DATE AND SIGNATURE PAGE

This report titled “Gualcamayo Project San Juan, Argentina Technical Report”, dated as of February 27, 2009, was prepared and signed by the following authors:

Evandro Cintra, P.Geo
Senior Vice President, Technical Services
Yamana Gold Inc.

Renato Petter, P.Eng.
Director, Technical Services
Yamana Gold Inc.

Ronald Simpson, P. Geo.
GeoSim Services Inc.

22.0                       CERTIFICATES OF QUALIFIED PERSONS

Certificate of Evandro Cintra

As a qualified person responsible for preparing or supervising the preparation of the technical report entitled “Gualcamayo Project San Juan, Argentina Technical Report” dated as of February 2009, I hereby certify as follows:

(a)       My name is Evandro Cintra of 150 York Street, Suite 1902, Toronto, ON, Canada M5H 3S5, and I am a Professional Geologist and the Senior Vice President, Technical Services, of Yamana Gold Inc.

(b)       This certificate relates to the technical report entitled “Gualcamayo Project San Juan, Argentina Technical Report” dated as of February 2009.

(c)       I am qualified as a Professional Geologist. I have worked as a geologist for a total of 23 years since my graduation from university. I am a Practising Member (Nb. 1280) of the Association of Professional Geoscientists of Ontario (APGO) and Licensed Professional Geologist (Nb. 0601272542) of the Conselho Regional de Engenharia e Arquitetura de São Paulo, Brazil, (CREA-SP). I am also a member of the Society of Economic Geologists and a member of Sociedade Brasileira de Geologia (Geological Brazilian Society). I am a “qualified person” for the purposes of National Instrument 43-101.

(d)       My most recent personal inspection of the Gualcamayo property was in January, 2009 and the duration of my visited was for four days.

(e)       I am responsible for the supervision of all items of this technical report other than the disclosure relating to mineral resource and mineral reserve estimates.

(f)        I am not independent of Yamana Gold Inc. within the meaning of National Instrument 43-101.

(g)       My prior involvement with the Gualcamayo property includes planning and supervision of exploration program in 2007.

(h)       I have read National Instrument 43-101 and the technical report has been prepared in compliance with National Instrument 43-101.

(i)        As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to been disclosed to make the technical report not misleading.

Signed as of February 27, 2009.

Evandro Cintra, P.Geo

Senior Vice President, Technical Services

Yamana Gold Inc.

****************************************************************

Certificate of Renato Petter

As a qualified person responsible for preparing or supervising the preparation of the technical report entitled “Gualcamayo Project San Juan, Argentina Technical Report” dated as of February 2009, I hereby certify as follows:

(a)       My name is Renato Petter of busines address at Funchal 411, São Paulo, Brasil, and I am a Professional Engineer and the Director of Technical Services at Yamana Gold Inc.

(b)       This certificate relates to the technical report entitled “Gualcamayo Project San Juan, Argentina Technical Report” dated as of February 2009.

(c)       I am qualified as a Professional Engineer. I have practiced my profession continuously since graduation. I am a member in good standing of CANADIAN INSTITUTE OF MINING METALURGY AND PETROLEUM nº 141768, and MAusIMM nº 209012 AUSTRALIAN INSTITUTE OF MINING AND METALLURGY. I am a “qualified person” for the purposes of National Instrument 43-101.

(d)       My most recent personal inspection of the Gualcamayo property was in December, 2008 and the duration of my visited was for seven days.

(e)       I am responsible for the preparation and supervision of all items of this technical report other than the disclosure relating to mineral resource estimates.

(f)        I am not independent of Yamana Gold Inc. within the meaning of National Instrument 43-101.

(g)       My prior involvement with the Gualcamayo property includes being the author of this TECHNICAL REPORT ON THE MINING AND MINEABLE RESOURCE OF AMELIA INES AND MAGDALENA dated August 2007.

(h)       I have read National Instrument 43-101 and the technical report has been prepared in compliance with National Instrument 43-101.

(i)        As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to been disclosed to make the technical report not misleading.

Signed as of February 27, 2009.

Renato Petter, P.Eng.
Director, Technical Services
Yamana Gold Inc.

****************************************************************

Certificate of Ronald Simpson

As a qualified person responsible for preparing or supervising the preparation of the technical report entitled “Gualcamayo Project San Juan, Argentina Technical Report” dated as of February 2009, I hereby certify as follows:

(a)       My name is Ronald Simpson of GeoSim Services Inc., residing at 1975 Stephens St., Vancouver, British Columbia, V6K 4M7, and I am president of GeoSim Services Inc.

(b)       This certificate relates to the technical report entitled “Gualcamayo Project San Juan, Argentina Technical Report” dated as of February 2009.

(c)       I am qualified as a Professional Geologist. I graduated with an Honours Degree of Bachelor of Science in Geology from the University of British Columbia in 1975. I have practiced my profession continuously since 1975. I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (Registered Professional Geoscientist, No. 19513) and a Fellow of the Geological Association of Canada. I am a “qualified person” for the purposes of NI 43-101 due to my experience and current affiliation with a professional organization as defined in NI 43-101. I am a “qualified person” for the purposes of National Instrument 43-101.  My relevant experience is as follows:

•          1975-1993 Geologist employed by several mining/exploration companies including Cominco Ltd., Bethlehem Copper Corporation, E & B Explorations Ltd, Mascot Gold Mines Ltd., and Homestake Canada Inc.

•          1993-1999 Self employed geological consultant specializing in resource estimation and GIS work

•          1999 – Present: President, GeoSim Services Inc.

(d)       I have visited the property on 6 occasions, most recently from September 21-25, 2008.

(e)       I am responsible for the preparation and supervision of the items in this technical report relating to the mineral resource estimates, exploration and geology.

(f)        I am independent of Yamana Gold Inc. within the meaning of National Instrument 43-101.

(g)       I have had prior involvement with the property that is the subject of the Technical Report. The nature of my prior involvement involves the following technical reports prepared for Viceroy Exploration Ltd. and Yamana Gold Inc.:

•          December 2004: Update on Resources, Gualcamayo Gold Project, San Juan, Argentina by GeoSim Services Inc.

•          January 2005: Preliminary Assessment and Economic Evaluation of Quebrada Del Diablo Deposit, Gualcamayo Project, AMEC Americas Ltd.

•          September 2006: Mineral Resource Update, Gualcamayo Project, San Juan, Argentina by GeoSim Services Inc

•          August 2007 Technical Report on the Gualcamayo Property, San Juan Province, Argentina by Wardrop Engineering

•          February 2008 Mineral Resource Update, Gualcamayo Gold Project, San Juan, Argentina by GeoSim Services Inc.

(h)       I have read National Instrument 43-101 and the technical report has been prepared in compliance with National Instrument 43-101.

(i)        As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to been disclosed to make the technical report not misleading.

Signed as of February 27, 2009.

Ronald Simpson, P. Geo.

GeoSim Services Inc.

23.0                       ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

23.1                       MINING OPERATIONS

23.1.1             OPEN PIT - QDD UPPER

The QDD deposit is located in an area of rugged topography. Natural slopes in most of the mining areas are greater than 40°, and in some areas exceed 80°. The highest elevation of the mine is 2,670 m and the lowest elevation 1,940 m.

Because of the rugged terrain, trucking is an expensive choice for transporting the ore to the primary crushing circuit. The rugged topography and the continuous nature of the broad low-grade mineralized zone within a limestone/marble breccia provided the opportunity to investigate alternate mining and transportation methods. The proposed method for ore transportation from the pit is by two ore passes located within the pit. This system is well proven in the mining industry, mostly within the industrial minerals sector.

Figure 40 — Open pit with ore pass located within the pit.

The deposit was divided into two major structural domains (West and East) for the purposes of open pit assessment. A series of pit design sectors were defined based on the site geology plans, surface geological mapping, and the oriented geotechnical drilling. Pit slope design criteria for each design sector were formulated to minimize significant structurally controlled failures along continuous bedding based on the results of kinematic analyses. The pit slope design includes conventional benched slopes and footwall slopes. The benched slopes are typically at an inter-ramp angle of 43 to 49 degrees, and “footwall design” is recommended for design sectors where bedding is believed to dip between 35 and 50 degrees and the dip direction of bedding is within 30 degrees of the dip direction of the pit wall.

For the west side of the pit the ore will be dumped into the ore pass at elevation 2,100 m and then transferred to the primary crusher at the bottom of ore pass via conveyor within an adit. Another key aspect to the mining of QDD is the waste removal and storage. The waste is essentially limestone and contains no deleterious elements. Therefore, the mine plan is based on blasting and pushing or hauling the waste short distances over the edge of the pit into the large deep valleys below.

The final pit designed and optimized with the software Whittle (optimization) and MineSight (design), for the QDD mine gave the following general results, as shown in the following table.

Table 54 – Design Parameters.

Bench height	10	m
Pre-splitting	20	m
Mined	10	m
Dilution	7%
Ramp gradient	15%
Ramp width	12	m
Ramp long	70	m
Berm width	12	m
Slope angle	43-49	º
Bench face angle	75	º

Low-damage careful blasting practices are being utilized for the current pit wall development. 4.5” diameter pre-split holes are drilled at 65 degrees along the final bench faces with a close spacing of 1.5 to 2.0 m. Small diameter drills (4.5” to 5.5”) were also used for buffer holes and production blastholes with typical spacing of 3.0 to 4.5 m. This blasting practice minimizes wall damage behind design lines and results in less backbreak along the upper benches.

Technical parameters of waste dumps desing

The following table shows the desing parameters for QDD waste dumps, it defined the parameters for slope stability and the desing fatures, by annual period, according to the mine plan.

Table 55 — Security Factors for Waste Dumps.

Phase	Load condition	Strength Condition	Security Factors
Short term (Construction and Operation)	Static Pseudostactic	Strength Drainage	1.3 1.0
Long term (Closure)	Static Pseudostatic	Strength Drainage	1.5 1.1

Desing Features

The following table shows the most important desing features for waste dumps, associed to the slope capacity and stability.

Table 56 — Waste dumps desing.

Features	QDD waste dump in Quebrada Varela
Capacity (Mt)	208
Density (t/m3)	1.6
Volume (Mm3)	130
Slope Angle (°)	35

Reserves optimization

The milling cutoff grade of 0.18 g/t Au was calculated using a gold price of US$480/oz, 80% recovery, and a processing cost of US$2.19/t. The process operating cost includes general and administration, power and environmental costs. This grade was used for pit reserve calculations. All blocks with grade less than 0.18 g/t were considered as waste rock.

The final pit was designed and optimized with the software Whittle (optimization) and MineSight (design), the following figures shows the optimization results and the graphic, to apply the optimum pit selection in which the revenue factor is equal to 1.

Figure 41 — Discounted Pit Value and Tonnage of Ore and Waste.

Table below shows the total diluted proven and probable reserves.

Table 57 — Ore Reserve inside the Final Open Pit (Diluted).

Class	Tonnes	Au g/t	Au Oz
Proven	7,522,519	0.978	236,534
Probable	59,332,446	0.804	1,533,696
Proven+Probable	66,854,965	0.824	1,771,136

The production schedule was developed based on the final pit design. To maximize the net present value of the project, mining of high-grade ore and deferral of waste is scheduled in the first years of operation. Tables 73 and 74 outline the production schedule based on a production rate of 7.6 Mt/y for the QDD open pit and is based on the mine plan developed for the feasibility report. This indicates a reserve of approximately 1.4 million ounces of recoverable gold over a 9-year mine life.

Ptz. Blanco, in the easternmost area of the pit, will be the first area to be mined. Ptz. Blanco is at a lower level than the main orebody, a short, interim haul road will be built so that ore from Ptz. Blanco can be hauled by truck to the ore pass. The average distance to the ore pass for Year 1 is 300 m. In this period, 30 Mt of waste and 3.26 Mt of ore at 1.23 g/t Au will be mined.

Year 2 is the first full year of production, when 7.6 Mt of ore with an average grade of 0.97 g/t Au will be mined. An average of 7.6 Mt of ore will be mined each year until the end of mine life. The life of mine QDD open pit will produce 66.8 Mt of ore at 0.824 g/t Au. The average stripping ratio will be 3.42:1 Waste:Ore.

There are about 0.7 Mt of ore at 1.1 g/t Au available with zero to a very small amount of pre stripping. This amount of ore can be mined and stockpiled in the early months of operation. However, to reach the full production rate (24,000 td) a minimum of 25 Mt of pre-stripping in the east is required.

23.1.2             OPEN PIT — AMELIA INÉS & MAGDALENA (AIM) DEPOSITS

A scoping level mine plan has been developed by the technical services group of Yamana Desenvolvimiento Mineral S.A. for the Amelia Inés and Magdalena mineral deposits based on the measured and indicated resource. These deposits are two separate gold resources located in the Gualcamayo Gold project area, approximately 700 m from the edge of the QDD deposit.

Figure 42 — General Views of Pit Shells in Amelia Inés and Magdalena.

Table below shows the total diluted proven and probable reserves.

Table 58 — AIM Reserves (Diluted — 2008).

	Proven			Probable			Proven + Probable
	Tonnes	Au	Au	Tonnes	Au	Au	Tonnes	Au	Au
Deposit	(x1000)	(g/t)	(ozx1000)	(x1000)	(g/t)	(ozx1000)	(x1000)	(g/t)	(ozx1000)
AIM	404	2.420	31	4,939	2.390	380	5,343	2.392	411
Total AIM	404	2.420	31	4,939	2.390	380	5,343	2.392	411

	Inferred
	Tonnes	Au	Au
Deposit	(x1000)	(g/t)	(ozx1000)
AIM	424	2.500	34
Total AIM	424	2.500	34

Metallurgical Recovery is related to the percentage of oxidation measured on the gold and is obtained from the gold extraction recovery table below:

Table 59 — Oxidation and Recovery.

Oxidation %	Field Recovery %
0 to 40	45
41 to 70	65
71 to 100	80

The final pit, designed and optimized with the software Whittle (optimization) and MineSight (design), for the Amelia-Inés y Magdalena mines gave the following general results, as shown in the following table.

Table 60 — Design Parameters.

Bench height	10	m
Pre-splitting	20	m
Mined	10	m
Dilution	7%
Ramp gradient	15%
Ramp width	12	m
Ramp long	70	m
Berm width	12	m
Slope angle	43-49	º
Bench face angle	75	º

The following table summarizes the economic parameters used in AIM optimization.

Table 61 — Technical and Economical Parameters.

COSTS
MINE	US$/t	0.85
REHABILITATION COST	US$/t	0.03
LEACHING	US$/t process	2.83
G&A	US$/t process	1.355
SELLING COST	US$/t.oz	63.37
EXPORT DUTY	US$/t.oz	33.75
ROYALTY Y FIDUCIARY FOUND	US$/t.oz	27
REFINING AND TRANSPORTATION	US$/t.oz	2.62

UNDERGROUND MINING ALT. 1	US$/t	8
UNDERGROUND MINING ALT. 2	US$/t	15

GOLD PRICE	US$/t.oz	675

RECOVERY	%	56
OVERALL SLOPE ANGLE	degree	45°
MINING CAPACITY	Mton	47
LEACH CAPACITY	Mton	8,5
DILUTION	%	7

Pit Optimization

Using the Whittle program, the Lerchs—Grossman algorithm has been applied to find the optimum economic pit shell for the Amelia Inés and Magdalena mineral deposits.

Table 62 — Pit Optimization Results (Whittle).

Pil hp pil praph AMOX

Chard laders

Final Pit	Open pit cashfolw best US$ disc	Open pit cashflow specifed US$ disc	Open pit cashflow worst US$ disc	tonne input best	Waste best tonne	Mine life years best	Mine life years specified	Mine life years worst	tonne in place best	Grade ground AU best
	x1000	x1000	x1000	x1000	x1000				x1000
1	53823	53823	53823	1973	1976	0.23216	0.23216	0.23216	3949	3.126
2	56260	56260	56260	2131	2097	0.25076	0.25076	0.25076	4228	3.044
3	66934	66934	66934	2787	3381	0.32791	0.32791	0.32791	6169	2.929
4	67699	67699	67699	2860	3411	0.33651	0.33651	0.33651	6271	2.897
5	69563	69563	69563	3038	3624	0.35744	0.35744	0.35744	6662	2.826
6	83191	83191	83191	4204	6033	0.4946	0.4946	0.4946	10238	2.673
7	85262	85262	85262	4390	6540	0.51649	0.51649	0.51649	10930	2.659
8	88007	88007	88007	4680	7242	0.55062	0.55062	0.55062	11922	2.621
9	90444	90444	90444	4921	8067	0.57897	0.57897	0.57897	12989	2.602
10	90765	90765	90765	4964	8130	0.58402	0.58402	0.58402	13094	2.594
11	96320	96320	96320	5413	11351	0.63677	0.63677	0.63677	16764	2.576
12	96849	96849	96849	5492	11547	0.64609	0.64609	0.64609	17039	2.566
13	97636	97636	97636	5650	11787	0.66472	0.66472	0.66472	17437	2.526
14	97724	97724	97724	5665	11829	0.66649	0.66649	0.66649	17494	2.524
15	99289	99289	99289	5823	13373	0.68507	0.68507	0.68507	19196	2.516
16	102250	102250	102250	6253	15974	0.7357	0.7357	0.7357	22228	2.49
17	102336	102336	102336	6285	15991	0.73943	0.73943	0.73943	22276	2.482
18	102502	102502	102502	6318	16160	0.74328	0.74328	0.74328	22478	2.48
19	103935	103935	103935	6563	18240	0.77209	0.77209	0.77209	24803	2.456
20	104018	104018	104018	6601	18307	0.77653	0.77653	0.77653	24908	2.447
21	104625	104625	104625	6693	19482	0.78745	0.78745	0.78745	26175	2.453
22	105424	105424	105424	6811	21200	0.80127	0.80127	0.80127	28010	2.455
23	105480	105480	105480	6851	21283	0.80601	0.80601	0.80601	28134	2.446
24	105656	105656	105656	6906	21784	0.81252	0.81252	0.81252	28690	2.438
25	105722	105722	105722	6949	21983	0.81755	0.81755	0.81755	28932	2.429
26	105724	105724	105724	6963	21982	0.81923	0.81923	0.81923	28946	2.425
27	105741	105741	105741	6987	22061	0.82203	0.82203	0.82203	29048	2.421
28	105763	105763	105763	7012	22201	0.82499	0.82499	0.82499	29213	2.417
29	106146	106146	106146	7339	24984	0.86338	0.86338	0.86338	32323	2.385
30	106148	106148	106148	7357	25060	0.86557	0.86557	0.86557	32418	2.382
31	106142	106142	106142	7369	25060	0.867	0.867	0.867	32429	2.379
32	106129	106129	106129	7401	25181	0.87069	0.87069	0.87069	32582	2.372
33	106150	106150	106150	7483	26413	0.88034	0.88034	0.88034	33896	2.365
34	106125	106125	106125	7522	26640	0.8849	0.8849	0.8849	34162	2.358
35	106070	106070	106070	7600	27271	0.89417	0.89417	0.89417	34871	2.344
37	105994	105994	105994	7665	27596	0.90179	0.90179	0.90179	35261	2.333
38	105915	105915	105915	7718	27871	0.90804	0.90804	0.90804	35589	2.324
39	105903	105903	105903	7725	27927	0.9088	0.9088	0.9088	35652	2.323
40	105859	105859	105859	7749	28039	0.9116	0.9116	0.9116	35787	2.319
41	104480	104480	104480	8216	35801	0.96654	0.96654	0.96654	44016	2.269
42	104470	104470	104470	8222	35801	0.96725	0.96725	0.96725	44022	2.268
43	104453	104453	104453	8231	35802	0.96839	0.96839	0.96839	44033	2.266
44	104387	104387	104387	8248	36122	0.97041	0.97041	0.97041	44371	2.264
45	104170	104170	104170	8323	36678	0.97912	0.97912	0.97912	45000	2.253
46	102905	102580	102580	8717	41767	1.07414	1.17987	1.17987	50485	2.211
47	102070	100821	100821	8994	45875	1.16743	1.34507	1.34507	54869	2.18
48	102068	100817	100817	8994	45878	1.16749	1.34519	1.34519	54872	2.18
49	102038	100740	100740	9002	46007	1.17041	1.35141	1.35141	55009	2.179
50	102008	100679	100679	9014	46089	1.17241	1.35565	1.35565	55103	2.178
51	101933	100503	100503	9031	46361	1.17856	1.3683	1.3683	55392	2.176
52	101860	100343	100343	9052	46606	1.18421	1.37991	1.37991	55658	2.173
53	101088	98509	98509	9179	49604	1.25072	1.50155	1.50155	58784	2.168
54	101072	98473	98473	9186	49643	1.25168	1.5038	1.5038	58829	2.167
55	101056	98451	98451	9188	49663	1.25217	1.50461	1.50461	58852	2.166
56	101015	98360	98360	9200	49777	1.25484	1.50979	1.50979	58977	2.165
57	100857	98007	98007	9238	50196	1.26456	1.52879	1.52879	59435	2.159
58	100585	97504	97504	9306	50842	1.27975	1.55364	1.55364	60148	2.15
59	99911	96125	96125	9396	52879	1.32501	1.61646	1.61646	62276	2.143
60	99725	95714	95714	9431	53363	1.33603	1.63535	1.63535	62793	2.138
61	99700	95672	95672	9434	53423	1.33739	1.63691	1.63691	62857	2.138
62	99399	95080	95080	9465	54212	1.35484	1.66025	1.66025	63677	2.135
63	99332	94992	94992	9477	54361	1.35826	1.66256	1.66256	63838	2.133

The following table shows the list of equipment required for open pit operation.

Table 63 – AIM Equipments.

Númber of equipments		2009	2010	2011	2012	2013

AIM	Mine Equipments	6	0	0	0	0
	Truck Komatsu HM400_2	3
	Excavators Komatsu PC800_5	1
	Bulldozer Komatsu D375	1
	Whell Dozer WD600	1
	Infrastructure/Others Estimated	3	0	0	0	0
	Feed Conveyor to Primary Crushing Tunnel TG11	1
	Extension Tunnel TG11	1
	Acces Road & Connection AIM	1

U$S		Unit Price	2009	2010	2011	2012	2013

AIM	Mine Equipments		3,608,984	0	0	0	0
	Truck Komatsu HM400_2	$475,927	1,427,782
	Excavators Komatsu PC800_5	$742,856	742,856
	Bulldozer Komatsu D375	$814,612	814,612
	Whell Dozer WD600	$623,734	623,734
	Infrastructure/Others Estimated		4,411,163	0	0	0	0
	Feed Conveyor to Primary Crushing Tunnel TG11	$3,180,000	3,180,000
	Extension Tunnel TG11	$586,816	586,816
	Acces Road & Connection AIM	$644,347	644,347

23.1.3             QDDLW, UNDERGROUND MINING

A feasibility study was developed by Yamana on QDDLW deposit, two alternative approaches to mining the deposit were considered. Under the first approach, mining is by shrinkage and the second approach, a front caving with pillar recovery method.

Figure 43 – General location of QDDLW deposit.

For the development of mining section, Yamana has hired two consultants, JRI and Metaproject. The main objective was to conduct the analysis and selection of the method of operation applicable to their future underground mine project of the Gualcamayo project, called QDDLW.

This study has been divided into two sections, denominated Option 1 for the JRI consultant and Option 2 for the Metaproject consultant.

Option 1 – Shrinkage Method

To support the production expansion, Yamana has requested JRI Ingeniería S.A. the study of this section (Mining) whose results are described below:

The ore body QDDLW is located approximately 500 m below ground level, and it has spindle shape, with the main axis oriented N80W, slightly declining 10° to the West. The mineralization spreads without preferential ways or concentrations. The quality of the surrounding and mineralized rock does not present differences, both with regular competence, the ore being limited by a cut grade only.

The ore body is located below the West end of the open pit mining considered by the basic project; consequently, the QDDLW underground mining should not cause surface subsidence.

For the purpose of incrementing production, it is necessary to draw from the underground mine at a rate of 5 ktpd, that is, 1.8 Mtpy, in the term 2011 to 2015. When the open pit mining ends under the event of confirming evidence that there are more underground reserves to the West of the QDDLW body these reserves may be exploited further than 2015, without subsidence restrictions.

Mine Design and Mineral Reserves

The selected method for the QDDLW deposit is Shrinkage Long Hole Stoping with Rock Backfill. The mine design proposes 19 mineable stopes, the dimensions of the stopes are around 25 m in width, with a height varying from 82 to 88 m approximately and a length ranging from 25 m to 112 m. The pillars are 15 m wide and their height corresponds to the stope they support. A continuous pillar of 15 m was left longitudinally to the deposit with an east-west direction; the main purpose of which is to diminish the tensions in the stope walls, thus avoiding their collapse. From the upper level of the stopes and extending up to the access level of backfill, an ore pillar of 15 m was left with the purpose of preserving this level to be eventually used as backfill level. At the bottom of each stope, funnels shall be built in order to be used for extracting the ore, they will be drilled in the shape of fans with chutes of around 15 m, and this level is called production level.

Dilution is a critical factor of the selected mining method since it directly affects the quality of the production in relation to the contact waste-ore within the stopes. An approximate 10% dilution has been estimated and in order to control it, the following factors have been considered:

•                  the speed of the ore extraction and backfilling;

•                  the granulometry of waste; and

•                  the behaviour of the rock mass in movement.

The main objective shall be to keep the waste-ore contact uniform. For doing this, two factors related to the ore extraction shall be taken into account: one being the distribution of draw points in the funnels, and the other being the coordinated extraction from each load out bin.

As the rock is being blasted in each stope, the material to be extracted will exclusively be the material corresponding to the bulking, which has been estimated as 40%. The rest of the ore shall be left in the stope as support for its walls.

Figure 44 – Remaining Resources.

Mineral Reserves

The QDDLW mineral reserves estimate at 1 g/t cutoff considering US$700 per ounce gold price and 80% metallurgical recovery.

Table 64 - QDDLW Mineral Reserves (Shrinkage).

Mineral Reserves	Tonnes	Au (g/t)	Au Oz
Proven	192,257	2.88	17,775
Probable	3,484,625	2.63	294,671
Total P+P	3,676,882	2.64	312,446
Internal Dilution	3,246,574	1.04	108,533
Total Planning Reserves	6,923,456	1.89	420,980

Mining process is composed by 3 systems: filling, stoping and material handling.

Filling

For obtaining the filling material a reception hopper located below the waste zone has been considered in order to get material by gravity. For this purpose the hopper has two withdrawal places each provided with plate feeders discharging over a belt conveyor. Said belt conveyor transport the material to an underground silo located in a mineralized zone (This in order the excavation to be paid with the ore thus obtained). Finally, using a plate feeder identical to those used for the hopper, trucks are loaded to distribute the filling material to the stopes.

The filling hopper is located near the exit to surface of the “Exploration Tunnel”, which will end up covered by the waste dump from the pit. The design gets profit of that condition to provide the fill for the stopes and as its location remains at the toe of the dump, most material will be coarse material, condition favorable to prevent mixing in the stopes. This is also the reason to store in a silo and not in a simple waste pass before distribution. A waste pass may get hanged up.

Stoping

As said, in the selected method, stoping is developed simultaneously with filling such a way that always the stope remain full of broken material to guarantee that subsidence cannot occur.

Once the fragmentation of the stope ore is completed, drawing of the 60% remaining ore is initiated. As extraction progresses, stopes are filled with waste material trough waste passes. Short raises are built by VCR to this purpose after a “gap” is created by the effect of withdrawal of ore. A “bridge” of solid rock is let between the upper drilling level and the “roof” of the stopes to allow the drilling drifts be converted to filling distribution drifts.

In order to prevent mixing ore with waste, drawing ore from the stopes bottom requires that the draw points be close enough and that the withdrawal be steady. Such procedure causes the so called “massive flow” occurs, without or with minimum penetration of waste into the ore.

Following figures show the mining method sequence:

Figure 45 – Phase I Fragmentation.

Figure 46 – Phase II Simulation Drawing and Filling.

Material Handling

Ore withdrawal from stopes is made with low profile loaders (“LHD”) which discharge on directly over Sizer crushers, who reduces the sizing to 100% below 150 mm (6”) and discharges through a transfer raise to the main transport system. Loaders are diesel propelled because the existent electrical capacity is not enough to operate with electrical LHD as it would preferable.

The main transport system is made up by the following four steps:

•                  Transfer Conveyor from Sizer rise to Underground Mine Conveyor;

•                  Underground Mine Conveyor;

•                  Transfer Conveyor to Existing Conveyor; and

•                  Existing Conveyor.

The three first conveyors are 24” belts, with capacity to transport 400 tph and form part of this project. Modification of capacity of the existing conveyor to 1,500 tph, is part of the study regarding process expansion.

Feeders, conveyors and sizer equipments are controlled and operated remotely from the existent control room in the underground crushing plant.

Option 2 – Front Caving Method

Once the information was captured, gathered and validated, we proceeded to analyze various options for groundwater exploitation methods such as Cut and Fill, Shrinkage, Sub Level Stoping, Block Caving and Front, each with designs depending on the size and shape of the shell; geomechanical and geotechnical parameters, production rate, recovery and dilution, etc.

Aside from the above factors, one of the most important elements in the selection of the method was the restrictions imposed by the operation of the QDD Upper deposit, since the decision was faced with a scenario not favorable to taking the best option in terms of the subsidence that would be generated on the surface, full capacity use of the existing access, infrastructure, etc.

As a result of the analysis of methods and models developed by various authors regarding the classification and selection of an underground operation, in addition to the restrictions imposed by Yamana in connection with a plan to ensure consumer stocks of 5000 tpd, a combined method was finally selected: SLS to exploit stopes and Front Caving to recover the pillars, the latter is a variant of Block Caving (“BC”) successfully applied in underground mining for recovering the pillars left by the BC.

The deposit exploitation boundaries resulted from the determination of a cut-off law based on a long-term price of an ounce of gold, and metallurgical and mining costs. The area referred to was confined between the 1800 m and 1900 m elevations. It was defined for purposes of simplifying the layout, the N-S and E-O axes as principal axes of tunneling, transport, access, etc. These axes are nearly coincident with body axes.

The type of rock found in this deposit with low RQD values and therefore classified as poor and incompetent, has considerable advantages in terms of fragmentation, collapse, material handling, cost of development tunnels etc. But on the other hand, it will require an extreme control of the roof and boxes of the big rambling Stopes in abandonment, and additional fortifications in some sectors.

According to modern trends in mining it was recommended for handling materials with LHD-Sizer-Belt and opening the possibility for the automation of this system in the near future. Although Scoop was considered in the final evaluation as part of capital cost, it should not be discarded in the initial phase of the operation the leasing mineral extraction (operator plus equipment) as part of the operators´ learning curve.

Mine Design and Mineral Reserves

According to the ore distribution within the blocks model, the underground operation was planned only in the area covered by the largest amount of tonnage, leaving small isolated remains for a future study.

The removal of this area was carried out using two methods of operation: Sublevel Stoping and Front Caving. The general sequence considered the total removal of the stopes by Sublevel Stoping and a second stage will the removal of the pillars by Front Caving.

The Operation Basic Unit (“UBE”) in the stopes of the 1850 Higher Level consists of a perforation gallery in the roof and a base gallery that will also serve as tunnel of transport, both 4mx4m works. The Lower Level UBE 1800 has a similar design but also incorporates the raise loading for the LHD.

The transport galleries develop by the contiguous pillars. All these additional tasks will be 4mX4m size that will accelerate traffic from the blades.

The pillars UBE is a type of design like Front Caving (“FC”) a simplified variant of the SLC method. In this case is a single gallery at the base of the pillar and the material is drawn backward product of the pierced fan shots of the blasting.

Figure 47 – Stopes.

Figure 48 – Stopes Dimension.

The width of the UBP was defined by applying the stability chart shown in the previous section, handling ranges of maximum and minimum length. The height was defined on the basis of geomechanical and operational conditions. Geomechanical factors mainly to minimize the collapse of roofs and enclosures; operational factors principally relate to maximum drill length of the jumbos.

For the planning of reserves in the long run, it was considered a dilution of 10%.

Figure 49 – 3D Mine Design.

Mineral Reserves

The QDDLW mineral reserves estimate at 1 g/t cut off considering US$700 per ounce gold price and 80% metallurgical recovery. Mining method considered was Sublevel Stoping and Front Caving.

Table 65 - QDDLW Mineral Reserves (Front Caving).

Mineral Reserves	Tonnes	Au (g/t)	Au Oz
Proven	431,703	2.54	35,254
Probable	6,872,156	2.46	543,525
Total P+P	7,303,859	2.46	578,779
Internal Dilution	4,167,853	1.05	140,700
Total Planning Reserves	11,471,712	1.95	719,479

General Description of the Mining Process - Sub Level Stoping and Front Caving Methods

The method consists of removing ore from mineral sublevels, by firing fan shots. The removed material is pulled away from the stope base by a collector ditch built all over it.

The preparation consists primarily of drilling galleries, base galleries, galleries of transportation, raise loading and of a slot or open side of the starting.

LHD reach the point of extraction from the pit by raise loading, the material is loaded, transported and emptied into transfer mining pits. The angle between the transport galleries and raises is a function of the radius of curvature of the blade, usually around the 60° to LHD about 10 meters long.

This method is applied in narrow veins as solid bodies and in rocks with good geomechanical properties and competent, to ensure roof and boxes stability of the stope during the operation, and once abandoned.

It applies to vertical deposits over 60 ° dip, with regular shapes and sizes.

This method is considered among the most economic in underground mining because it offers various ways of handling materials, which combine LHD-Belts, LHD-Trucks, LHD-FFCC, etc.

Stopes height creates opposite interests, high stopes involves low costs of development, but in turn makes them more unstable and vulnerable to dilution of the boxes. The width should cover the whole vein when it is strong or the entire mantle when it has a strong dip; in the case of massive bodies, multiple stopes can be created separated by sterile areas or pillars to be recovered at the end of the operation.

The construction of the collector ditch progresses in the same direction and at the same rate of exploitation.

Its application in this case of QDDLW Project does not alter the typical characteristics of the method, especially at the 1800 level; in the case of the higher level, point of extraction is restricted only to the base galleries.

23.2                       RECOVERABILITY

An important number of testwork programs have been developed to determine the metallurgical response to the QDD, AIM and QDDLW deposits and to optimize the process flowsheets for each.

The QDD open pit and plant flowsheet designs are based on the results of comprehensive crushing and metallurgical testwork performed by RDi, University of San Juan, and other laboratories.

The crushing circuit designed during the Detailed Engineering phase for the Gualcamayo Project includes primary, secondary and tertiary crushing. The tonnage and feed grades used were from the updated mining model based on 2006 geological exploration data. The recovery rate of 80% is based on the RDi testwork/UNSJ and summary as reported in section 15 and shown above. All described recuperations are refereed to the actual process applied in Gualcamayo Mine.

Figure 50 – Recovery varying with oxidation Level*.

*Bottle Roll Test-Additional Report, UNSJ, 2008.

The process plant for Gualcamayo will typically operate at a throughput of approximately 1,100 t/h (7,600,000 tpy based on 80% availability) however the equipment in the circuit has been designed for a maximum throughput of 1,250 t/h to allow for campaigning of AIM and QDDLW ore through the process plant during the mine life.

23.3                       MARKETS

The final product of the Gualcamayo Mine is gold dore in form of Bullion, suitable for direct melting and sampling. Gualcamayo’s bullion will containing approximately 80-90% of gold, the balance being base metals. 100% of the bullion production will be exported from Argentina, shipped by ground transportation and air freight for final refining overseas. The dore will be shipped in the form of bars weighing 15-30 kilograms from San Juan, thru airfreight departing from Mendoza International Airport.

23.4                       CONTRACTS

On October 28, 2008, Minas Argentinas S.A. signed a contract with Johnson Matthey Limited for refining and smelting the 100% of the production of the Gualcamayo mine through October 2010. The exportation of the material from QDD upper will commence in the second quarter 2009, Yamana is studying the settlement options to see convenience of selling the material to the refiner or crediting the outcome of the refining process to a metal account for selling it to third parties (bullion dealers). All contracts and procedures of material movement are accordingly to best practices of security, insurance and in compliance with the Argentinean Customs Regulation.

23.5                       ENVIRONMENTAL CONSIDERATIONS

In 2009, the update of the Environmental Assessment Report – Mining Phase must be done and it will include the Environmental Assessment Report – Mining Phase, Lower QDD Access Ramp and the mining Project of the underground deposit.

Project basis review so as to identify possibly abnormal conditions or hazards during the initial operation stage in QDDLW mine that may influence the occurrence of incidents affecting the facilities, equipment, individuals’ safety and environment.

No fatal risks are foreseen at site from the safety point of view. Neither have risks resulting from the feasibility engineering design been detected. Among the evaluated technical risks, it is important to point out those resulting from insufficient information at this engineering stage. For these cases, the necessary studies must be carried out in later stages to count on the information that allows eliminating present uncertainty about Inferred Resources.

In regards to risks related to Environmental Impact, neither ‘High’ nor ‘Moderate’ risks were detected. Other slight impacts on environment correspond to the generation of solid residues such as the dust expelled with the ventilation air and/or the tunnel development rock fill that will accumulate near the mine adits, in this case at AIM Ramp.

All solid residues different from the aforementioned ones shall be removed, sorted and reduced according to acceptable industrial practices and as regulated by the pertinent authorities. These procedures will probably be the same as those foreseen for the Open Pit project.

Environmental Monitoring

During development of the Gualcamayo environmental impact assessment, site-specific studies and monitoring to define existing conditions were carried out in a broad range of disciplines including hydrology and hydrogeology, archaelogy, traffic, noise and vibrations, geomorphology and geologic risk, seismology, terrestrial and aquatic life, socio-economic aspects, palaeontology, soil, water quality, air quality, meteorology, landscape values.

In order to determine the presence of aquifers in the mineable area of QDDLW deposit, a drillhole of 300m with 5 1/2” diameter was carried out according to the following coordinates: (X2.535.124; Y6.713.365; Z2.065). The result of this drilling was negative, no trace of aquifers was found in the nearby areas.

Several hydrological and geophisical studies has been carried in Gualcamayo property on 2008, they have been conducted by Hidroar S.A. These studies will be updated in the Environmental Assessment Report, 2009.

Monitoring will be continued during construction, operation, and closure phases of the project. Monitoring proposed in the environmental assessment includes ongoing monitoring of surface and groundwater sites, sewage-treatment plant effluent, airborne particulate, and meteorological conditions. Periodic monitoring is proposed for noise, vibration, flora, fauna, and archaeological sites.

Closure

A conceptual closure plan was developed for the Gualcamayo project, and was submitted as part of the environmental impact assessment document. This plan considers both temporary (for example, in the case of depressed gold prices), and definitive closure scenarios.

Once operations cease, closure activities, including demolition and dismantling, remediation, and leach pad chemical and physical stabilization are expected to be completed within two years. Environmental and geotechnical monitoring would continue on a reduced schedule for an additional four years until final closure.

In the environmental impact assessment, the company has committed to refining and updating the closure plan throughout the project life, and to submitting a final closure plan to the mining authority two years prior to the anticipated definitive closure date.

23.6                       PROJECT ECONOMIC ANALYSIS

A full cost and tax economic analysis was developed by Yamana Technical Services, supported by the Finance Department at San Juan, for the entire reserves of the Gualcamayo Mine, including QDD upper, AIM and QDDLW. A discounted cash flow analysis in real terms considered the full investment since the commencement of construction of QDD project in late 2007 is presented in this study.

23.6.1             ECONOMIC PARAMETERS

The following economic parameters from Yamana Corporate Guidance (December, 2008) were used to prepare the economic model.

A) Foreing Exchange Rates

Table 66 - Foreing Exchange Rates.

	1	2	3	4+
R$/US$	2.20	2.20	2.20	2.20
ARG$/US$	3.40	3.40	3.40	3.40
CLP/US$	650	625	600	600

B) Metal Prices

Table 67 - Metal Prices.

	1	2	3	4+
Gold (US$/oz.)	775	800	825	725
Copper (US$/lb)	1.75	2.00	2.25	2.25
Silver (US$/oz)	10.00	12.00	11.00	14.50

C) Taxes

There is an export retention tax of 5% payable on the value of dore exported. In addition, an income tax rate is 35% is applicable in the case of companies residing in the country, upon their net taxable income. Next taxable income is calculated based on the net accounting profit, less tax special deductions, such as additional deduction of exploration and development expenses and accelerated depreciation of infrastructure in the first three years. Due to this special deductions, conservatly Minas Argentinas S.A. estimates that there is no tax payable in the first three years of operation.

And additional 1.5% of contributions to infrastructure fiduciary funds is calculated upon the gross sales and is payable to the San Juan government. This contribution is included in the Minesite overhead line of the cash flow, along with the debit and credit tax (1.2% upon the total transactions in the Argentinean Banking system).

As per San Juan tax code (2008), the existing tax exemption for mining construction contracts was discontinued. Hence a potential increase of 1% over the total construction costs potentially might be considered. The model only considers the accrued stamp tax generated in the QDD project finance. The contribution established by Ley 7.909 of 4% with the current scope of the regulation taxes the importation on goods and services and potentially might have an effect on the project operating and capital expenditures starting in 2009. Again it was not modelled with the capital costs, as it was not considered in the original project either. Personal asset tax, (equity tax) was considered upon the net assets of the company, and is calculated to be 0.5% of the net accounting equity. Value added tax (“VAT”) (generally a 21% upon the net price of goods and services purchased), is payable at the moment of the purchase or importation, generating a tax credit that can be recovered when the exportation commences. The VAT was not modelled but the potential effect needs to be considered as there might have a negative impact (due to immobilization finance costs during construction phase) in the internal rate of return calculation.

23.6.2             CAPITAL AND OPERATING COST ESTIMATES

Capital Cost

Mining capital cost was calculated considering, the estimate for the underground infrastructure calculated by JRI, a Chilean infrastructure and mining consultant engineering company. Transport infrastructure and plant modification were calculated by Hatch Chile. For the initial investment in the QDD/AIM deposit was considered the final forecast estimated by the construction management enclosed below (table 68).

Estimate for sustaining capital was estimated based on the latest plan submitted to the board that includes US$43.8 million expenditures, including US$11.7 million to be spent in 2009, out of which US$6.3 includes the purchase of the fleet of haul trucks and heavy equipment of AIM. Additionally it includes the expansion of leach pad to the northern area.

Table 68 – Open Pit Mining Capital Cost.

DESCRIPTION	FORESCAST TO COMPLETEKu$s
CONSTRUCTION TEAM SCOPE DIRECT COSTS
Mine Mobile Equipment	20,508
Prestripping	22,250
Tunnel and Chamber	22,099
Massive Earthwork	8,347
Leach Valley (earthwork, liner & piping)	16,300
Civil Works	13,337
Structure	3,647
Arquitectural and Buildings	10,767
Mechanical equipment, steamers and pipings	24,765
Mechanical assembly	17,304
Electrical instrumentation	13,016
Power line 132Kv Substation	22,379
Subtotal direct costs	194,718

CONSTRUCCTION TEAM SCOPE INDIRECT COST

Spare parts	1,961
Transportation	3,763
Subtotal Indirect costs	10,994
EPCM	20,930
EP	9,931
CM	11,000
Subtotal EPCM Costs	226,642
Contingencies	13,119
Owner costs in construction scope	10,567
Subtotal Cost QDD - Construction group scope	250,328

QDD/AIM PREOPERATING OWNER TEAM SCOPE CHANGES

Stripping costs from July 1 st to December 31 st 2008	12,583
Major components parts	900
Overhead costs from July 1 st to December 31 st 2008	1,189
Subtotal costs QDD/AIM Project cost	265,000

Table 69 – Underground Mining Capital Cost (both mined options).

Gualcamayo Project Capital Cost US$ 000

WBS	Area	Total
100	General Area	5,599
100.1	Main Equipment	1,459
100.3	Piping	515
100.4	Electrical and Instrumentation	3,625
100.5	Mining works	0
200	Fill (surface)	7,110
200.1	Main Equipment	4,389
200.2	Civil Works	319
200.3	Piping	439
200.4	Electrical and Instrumentation	219
200.5	Mining works	1,744
300	UG Mine Area	37,945
300.1	Main Equipment	14,173
300.2	Civil Woks	388
300.3	Piping	867
300.4	Electrical and Instrumentation	700
300.5	Mining works	21,819
	Total Direct Costs	50,654
	Indirect Cost Contractor (15% Contractor Ind , and Erection)	4,266
	Freight and Inssurances on Equipment (9.5% Imported, 2.5% National).	1,020
	Equipment Sapare Parts (5%)	959
	Basic and Detailled Engineering (5%)	2,845
	Owner costs (3%)	1,792
	Total Indirect cost	10,881
	Contingencies Mine 15%
	Plant and Infrastructure (included contingencies)	550
	Total Capital Cost	62,085

Operating Costs

Mining costs were calculated considering separately the open pit operating expenditures and for underground mine with two methods of mining one Shrinkage Long Hole drilling with simultaneous fill (by JRI) and the second one Front Caving (by Metaprojct). Ore is transported to the plant using a belt conveyor system. Primary crusher is MMD 500. The current plant can be used to treat the material from QDD, AIM and QDDLW due to their oxide predominance. The following table summarizes the operating costs.

Table 70 – Open Pit Operating Cost.

Mining costs per tonne mined-Open pit	2099	2010	2011 and +
Technical services	0.052	0.054	0.057
drilling	0.080	0.084	0.088
Loading	0.103	0.108	0.113
Blasting	0.225	0.236	0.247
Hauling	0.186	0.195	0.205
Water management	0.011	0.011	0.012
Auxiliary equipment	0.200	0.210	0.220
Mine supervison	0.007	0.007	0.007
Mine Maintenance	0.096	0.101	0.0106
Other Maintenance services	0.006	0.007	0.007
Cost per tone minned in USD	0.965	1.013	1.061

Process costs per tonne treated-Open pit	2099	2010	2011 and +
Crushing	0.650	0.683	0.715
Leaching	0.870	0.913	0.957
Smelting	0.067	0.070	0.074
ADR Plant	0.292	0.306	0.321
Laboratory	0.148	0.155	0.162
Plant Maintenance	0.066	0.069	0.072
Plant supervision	0.092	0.096	0.101
Conveying	0.227	0.238	0.249
Metallurgy	0.049	0.052	0.054
Cost per tonne treated in USD	2.460	2.583	2.706

G&A cost per tonne treated	0.981	0.933	0.979

Table 71 — UG Operating Cost (Shrinkage).

UG Mining cost	Years				US$/ton	%
	1	2	3	4
Supervision	0.54	0.56	0.57	0.58	0.56	6.0%
Fill	1.95	1.96	1.97	1.98	1.97	21.1%
Drilling	0.83	0.85	0.86	0.87	0.85	9.2%
Blasting	0.17	0.17	0.17	0.18	0.17	1.8%
Loading	1.00	1.01	1.02	1.03	1.02	10.9%
Development	2.73	2.73	2.73	0.00	2.05	22.0%
Fix Equipment	0.92	0.94	0.96	0.98	0.95	10.2%
Auxiliar and support activities	1.60	1.69	1.77	1.85	1.73	18.6%
Total Direct Cost	9.75	9.90	10.05	7.47	9.29	100%
Indirect Costs (25%)	2.44	2.47	2.51	1.87	2.32
Total cost	12.19	12.37	12.56	9.34	11.62

UG average costs
Total (US$/ton)	9.29
Indirect cost	2.32
Total Mining cost (US$/ton)	11.62
Total Plant Cost (US$/ton)	2.70

Table 72 — UG Operating Cost (Front Caving).

	Years
UG Mining Cost	1	2	3	4	US$/t	%
Supervision	0.66	0.67	0.68	0.64	0.66	8.3
Drilling	1.08	1.09	1.1	1.07	1.08	13.5
Blasting	0.35	0.35	0.37	0.33	0.35	4.4
Loading	0.92	0.94	0.94	0.90	0.92	11.6
Development	2.73	2.72	2.7	2.60	2.69	33.6
Fix Equipment	0.86	0.88	0.9	0.88	0.88	11.0
Auxiliar and Support Activities	1.42	1.37	1.31	1.58	1.42	17.73
Total Cost	8.00	8.00	8.00	8.00	8.00	100.0

UG average costs
Total Mining cost (US$/t)	8.00
Total Plant Cost (US$/t)	2.70

23.6.3             PRODUCTION PLAN AND GOLD PRODUCTION

The estimated combined production plan gives 9 years of production, starting in 2009 and ending in 2017. A yearly production of 9.1 Mt in average, giving the following production per year.

Table 73 — Production Plan with Shrinkage Alternative.

Total	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9
Area	2009	2010	2011	2012	2013	2014	2015	2016	2017	Total
Ore Mined (t)	7,936,063	8,760,000	9,660,000	10,560,000	10,560,000	10,560,000	9,383,456	8,760,000	6,074,152	82,253,671
Grade (g/t)	1.24	1.15	0.91	1.06	1.10	1.08	1.05	0.89	0.68	1.03
Ounces Contained (mined ore)	316,153	325,175	283,084	359,044	372,914	367,018	315,286	249,685	132,473	2,720,831
Ounces Recovered (oz)	227,630	236,841	202,856	267,552	279,256	274,539	233,152	196,897	105,363	2,024,085
Recovery	72%	73%	72%	75%	75%	75%	74%	79%	80%	74%
Waste Mined (t)	36,706,320	39,567,295	34,622,695	17,592,913	34,276,371	21,299,881	21,177,559	8,093,388	4,621,104	217,957,527
Waste Rehandled (t)	7,356,468	723,683	6,197,315	23,238,551	6,190,027	15,483,978	1,322,326	—	—	60,512,349
Total Waste + Ore Mined (t)	51,998,852	49,050,978	49,580,010	49,591,464	49,226,398	45,543,859	31,259,885	16,853,388	10,695,256	353,800,091

QDD	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9
Area	2009	2010	2011	2012	2013	2014	2015	2016	2017	Total
Ore Mined (t)	6,702,186	6,866,145	7,679,916	7,822,733	7,822,379	7,822,379	7,822,379	8,619,857	6,043,884	67,201,858
Grade (g/t)	1.08	0.85	0.63	0.77	0.76	0.70	0.90	0.87	0.67	0.80
Ounces Contained (mined ore)	232,744	188,126	154,900	194,473	190,692	175,536	225,841	240,181	130,420	1,732,913
Ounces Recovered (oz)	167,576	150,501	123,920	155,578	152,553	140,429	180,673	192,145	104,336	1,367,711
Recovery	72%	80%	80%	80%	80%	80%	80%	80%	80%	79%
Waste Mined (t)	34,555,805	35,138,738	32,004,333	14,830,419	30,671,687	17,695,197	17,572,875	7,554,609	4,504,739	194,528,402
Waste Rehandled (t)	7,356,468	723,683	6,197,315	23,238,551	6,190,027	15,483,978	1,322,326			60,512,349
Total Waste + Ore Mined (t)	48,614,459	42,728,567	45,881,564	45,891,704	44,684,093	41,001,553	26,717,579	16,174,467	10,548,622	322,242,609

AIM	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9
Area	2009	2010	2011	2012	2013	2014	2015	2016	2017	Total
Ore Mined (t)	1,233,877	1,893,855	1,080,084	937,267	937,621	937,621	937,621	140,143	30,268	8,128,357
Grade (g/t)	2.10	2.25	2.27	2.18	2.11	2.11	2.11	2.11	2.11	2.17
Ounces Contained (mined ore)	83,408	137,049	78,703	65,611	63,587	63,587	63,587	9,504	2,053	567,089
Ounces Recovered (oz)	60,054	86,341	39,352	32,806	31,793	31,793	31,793	4,752	1,026	319,711
Recovery	72%	63%	50%	50%	50%	50%	50%	50%	50%	56%
Waste Mined (t)	2,150,515	4,428,557	2,618,362	2,762,494	3,604,684	3,604,684	3,604,684	538,778	116,366	23,429,125
Waste Rehandled (t)										—
Total Waste + Ore Mined (t)	3,384,392	6,322,411	3,698,446	3,699,761	4,542,306	4,542,306	4,542,306	678,921	146,634	31,557,482

QDD Lower	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9
Area	2009	2010	2011	2012	2013	2014	2015	2016	2017	Total
Ore Mined (t)			900,000	1,800,000	1,800,000	1,800,000	623,456	—	—	6,923,456
Grade (g/t)			1.71	1.71	2.05	2.21	1.29	—	—	1.89
Ounces Contained (mined ore)			49,480	98,960	118,636	127,896	25,857	—	—	420,829
Ounces Recovered (oz)			39,584	79,168	94,909	102,317	20,686			336,664
Recovery			80%	80%	80%	80%	80%			80%

Table 74 — Production Plan with Front Caving Alternative.

Total	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9
Area	2009	2010	2011	2012	2013	2014	2015	2016	2017	Total
Ore Mined (t)	7,936,063	8,760,000	9,660,000	10,560,000	10,560,000	10,560,000	10,560,000	10,560,000	7,645,864	86,801,927
Grade (g/t)	1.24	1.15	0.97	1.16	1.09	1.04	1.19	1.01	0.86	1.08
Ounces Contained (mined ore)	316,153	325,175	301,530	394,797	369,831	354,182	404,477	342,380	211,036	3,019,559
Ounces Recovered (oz)	227,630	236,841	217,613	296,154	276,789	264,269	304,506	271,053	168,213	2,263,068
Recovery	72%	73%	72%	75%	75%	75%	75%	79%	80%	75%
Waste Mined (t)	36,706,320	39,567,295	34,622,695	17,592,913	34,276,371	21,299,881	21,177,559	8,093,388	4,621,104	217,957,527
Waste Rehandled (t)	7,356,468	723,683	6,197,315	23,238,551	6,190,027	15,483,978	1,322,326	—	—	60,512,349
Total Waste + Ore Mined (t)	51,998,852	49,050,978	49,580,010	49,591,464	49,226,398	45,543,859	31,259,885	16,853,388	10,695,256	353,800,091

QDD	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9
Area	2009	2010	2011	2012	2013	2014	2015	2016	2017	Total
Ore Mined (t)	6,702,186	6,866,145	7,679,916	7,822,733	7,822,379	7,822,379	7,822,379	8,619,857	6,043,884	67,201,858
Grade (g/t)	1.08	0.85	0.63	0.77	0.76	0.70	0.90	0.87	0.67	0.80
Ounces Contained (mined ore)	232,744	188,126	154,900	194,473	190,692	175,536	225,841	240,181	130,420	1,732,913
Ounces Recovered (oz)	167,576	150,501	123,920	155,578	152,553	140,429	180,673	192,145	104,336	1,367,711
Recovery	72%	80%	80%	80%	80%	80%	80%	80%	80%	79%
Waste Mined (t)	34,555,805	35,138,738	32,004,333	14,830,419	30,671,687	17,695,197	17,572,875	7,554,609	4,504,739	194,528,402
Waste Rehandled (t)	7,356,468	723,683	6,197,315	23,238,551	6,190,027	15,483,978	1,322,326			60,512,349
Total Waste + Ore Mined (t)	48,614,459	42,728,567	45,881,564	45,891,704	44,684,093	41,001,553	26,717,579	16,174,467	10,548,622	322,242,609

AIM	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9
Area	2009	2010	2011	2012	2013	2014	2015	2016	2017	Total
Ore Mined (t)	1,233,877	1,893,855	1,080,084	937,267	937,621	937,621	937,621	140,143	30,268	8,128,357
Grade (g/t)	2.10	2.25	2.27	2.18	2.11	2.11	2.11	2.11	2.11	2.17
Ounces Contained (mined ore)	83,408	137,049	78,703	65,611	63,587	63,587	63,587	9,504	2,053	567,089
Ounces Recovered (oz)	60,054	86,341	39,352	32,806	31,793	31,793	31,793	4,752	1,026	319,711
Recovery	72%	63%	50%	50%	50%	50%	50%	50%	50%	56%
Waste Mined (t)	2,150,515	4,428,557	2,618,362	2,762,494	3,604,684	3,604,684	3,604,684	538,778	116,366	23,429,125
Waste Rehandled (t)										—
Total Waste + Ore Mined (t)	3,384,392	6,322,411	3,698,446	3,699,761	4,542,306	4,542,306	4,542,306	678,921	146,634	31,557,482

QDD Lower	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9
Area	2009	2010	2011	2012	2013	2014	2015	2016	2017	Total
Ore Mined (t)			900,000	1,800,000	1,800,000	1,800,000	1,800,000	1,800,000	1,571,712	11,471,712
Grade (g/t)			2.35	2.33	2.00	1.99	1.99	1.60	1.55	1.95
Ounces Contained (mined ore)			67,926	134,713	115,553	115,059	115,049	92,695	78,563	719,557
Ounces Recovered (oz)			54,341	107,771	92,442	92,048	92,039	74,156	62,850	575,646
Recovery			80%	80%	80%	80%	80%	80%	80%	80%

23.6.4             CASH FLOW

A discount cash flow was prepared considering real terms based on December 2008. No escalation was considered on commodities or capital and operating cost. No effect of immobilization of value added tax was considered before recoupment commences. For closure and reclamation costs, was considered and updated amount considering the 16% of the initial investment in the open pit infrastructure plus 1% for closure and reclamation of the underground infrastructure. (AIM includes potential UG)

Table 75 — Cash Flow with Shrinkage UG Mined Option.

Gualcamayo Mine Valuation	Version :	26-Jan-09

		2,007	2,008	2,009	2,010	2,011	2,012	2,013	2,014	2,015	2,016	2,017
Reserves & Production UG QDD Lower	Balance	-2	-1	1	2	3	4	5	6	7	8	9
		-2	-1	1	2	3	4	5	6	7	8	9
Mineable - Beginning K Tonnes mined (Assumes P, P&P)	6,923,456	6,923,456	6,923,456	6,923,456	6,923,456	6,923,456	6,023,456	4,223,456	2,423,456	623,456	—	—
Throughput TPD		—	—	—	—	2,466	4,932	4,932	4,932	1,708	—	—
Production - Ore Mined		—	—			900,000	1,800,000	1,800,000	1,800,000	623,456
Au Grade g/t		—	—			1.71	1.71	2.05	2.21	1.29

Production - Ore to Mill	6,923,456					900,000	1,800,000	1,800,000	1,800,000	623,456
Au Grade g/t	1.89					2	2	2	2	1
Contained Gold koz	420.8298	—	—			49.48	98.96	118.64	127.90	25.86	—	—

Gold Mill Recovery %	80%	80%	80%	80%	80%	80%	80%	80%	80%	80%

Gold Production koz UG	336.664	0	0	0	0	40	79	95	102	21	0	0

Reserves & Production Open Pit QDD upper	Balance	-2	-1	1	2	3	4	5	6	7	8	9
		-2	-1	1	2	3	4	5	6	7	8	9
Mineable - Beginning K Tonnes mined (Assumes P, P&P)	67,201,858	67,201,858	67,201,858	67,201,858	60,499,672	53,633,526	45,953,610	38,130,877	30,308,498	22,486,120	14,663,741	6,043,884
Throughput TPD		—	—	18,362	18,811	21,041	21,432	21,431	21,431	21,431	23,616	16,559
Production - Ore Mined		—	—	6,702,186	6,866,145	7,679,916	7,822,733	7,822,379	7,822,379	7,822,379	8,619,857	6,043,884
Au Grade g/t		—	—	1.08	0.85	0.63	0.77	0.76	0.70	0.90	0.87	0.67

Production - Ore to Mill	67,201,858	—	—	6,702,185.96	6,866,145.48	7,679,916.32	7,822,733.07	7,822,378.65	7,822,378.65	7,822,378.65	8,619,857.31	6,043,883.68
Au Grade g/t	0.80	—	—	1.08	0.85	0.63	0.77	0.76	0.70	0.90	0.87	0.67
Contained Gold koz	1,733	—	—	232.74	188.13	154.90	194.47	190.69	175.54	225.84	240.18	130.42

Gold Mill Recovery %	79%			72%	80%	80%	80%	80%	80%	80%	80%	80%

Gold Production koz Open pit QDD upper	1,367.713	0	0	168	151	124	156	153	140	181	192	104

Reserves & Production Open Pit AIM	Balance	-2	-1	1	2	3	4	5	6	7	8	9
		-2	-1	1	2	3	4	5	6	7	8	9
Mineable - Beginning K Tonnes mined (Assumes P, P&P)	8,128,357	8,128,357	8,128,357	8,128,357	6,894,480	5,000,625	3,920,542	2,983,275	2,045,654	1,108,032	170,411	30,268
Throughput TPD		—	—	3,380	5,189	2,959	2,568	2,569	2,569	2,569	384	83
Production - Ore Mined		—	—	1,233,877	1,893,855	1,080,084	937,267	937,621	937,621	937,621
Au Grade g/t		—	—	2.10	2.25	2.27	2.18	2.11	2.11	2.11

Production - Ore to Mill	8,128,357	—	—	1,233,877	1,893,855	1,080,084	937,267	937,621	937,621	937,621	140,143	30,268
Au Grade g/t	2.17	—	—	2.10	2.25	2.27	2.18	2.11	2.11	2.11	2.11	2.11
Contained Gold koz	567.09	—	—	83.41	137.05	78.70	65.61	63.59	63.59	63.59	9.50	2.05

Gold Mill Recovery %	56%			72%	63%	50%	50%	50%	50%	50%	50%	50%

Gold Production koz Open pit AIM	319.711	0	0	60	86	39	33	32	32	32	5	1

Gold production Koz Open pit and Under ground	2,024.088	0	0	228	237	203	268	279	275	233	197	105

Income Statement

Gold Price US$ / OZ		—	—	968.75	1,000.00	1,031.25	906.25	906.25	906.25	906.25	906.25	906.25

Net Revenue from Gold
Total Gross Revenue	1,896,118	—	—	220,517	236,842	209,195	242,469	253,076	248,801	211,295	178,438	95,485
Total Net Revenue (0.95) - 5% retention	0.95	—	—	209,491	225,000	198,736	230,346	240,422	236,361	200,730	169,516	90,711

Gold Refining per Ounce	3.00	—	—	3.00	3.00	3.00	3.00	3.00	3.00	3.00	3.00	3.00
Gold Refining Expense		—	—	683	711	609	803	838	824	699	591	316
						—	—	—	—
Mining Expense-UG	11.62	—	—	—	—	10,458	20,916	20,916	20,916	7,245	—	—
Plant Expense-UG	2.7	—	—	—	—	2,403	4,806	4,806	4,806	1,665	—	—
Mining Expense-OP	4.0			43,288	48,948	46,032	27,963	45,665	31,896	31,766	17,883	11,349
Plant Expense-OP	2.7			19,522	22,626	23,704	23,704	23,704	23,704	23,704	23,704	16,436
Mine G&A	0.84			7,781	8,170	8,579	8,579	8,579	8,579	5,147	4,289	3,432

Gold Royalty	3.5%	—	—	7,718	8,289	7,322	8,486	8,858	8,708	7,395	6,245	3,342

Total Mine Costs kUS$	740,106	—	—	78,993	88,745	99,107	95,256	113,365	99,432	77,621	52,712	34,874
Total Mine Costs US$/oz	394			347	375	489	356	406	362	333	268	331
Total Mine Costs US$/t	10.02	—	—	9.95	10.13	10.26	9.02	10.74	9.42	8.27	6.02	5.74

Total Gross Margin K US$	1,061,206	—	—	130,498	136,255	99,629	135,089	127,057	136,928	123,109	116,804	55,837

Minesite - Other Costs / SJ Overhead				7,037	7,290	7,034	7,627	7,589	6,730	6,634	6,241	4,591

EBITDA	1,000,432	—	—	123,461	128,965	92,595	127,462	119,468	130,198	116,474	110,563	51,246

Depreciation & Amortization	489,751			50,697	52,459	43,716	50,470	55,436	52,400	66,775	61,788	56,009

EBIT	510,680	—	—	72,764	76,506	48,879	76,992	64,032	77,798	49,699	48,775	(4,763)

EBT	510,680	—	—	72,764	76,506	48,879	76,992	64,032	77,798	49,699	48,775	(4,763)

Cash Taxes	35.00%	—	—	—	—	—	26,947.05	22,411.06	27,229.26	17,394.65	17,071.29	—

Net Earnings	399,627			72,764	76,506	48,879	50,045	41,621	50,569	32,304	31,704	(4,763)
Operating Cash Flow*
Principal Debt Repayments
Capex UG	62,085	—	—	8,300	30,658	23,128	—	—	—	—	—	—
Capex OP initial investment	265,000	43,000	193,000	29,000	—	—	—	—	—	—	—	—
Capex OP Development and exploration	—	—	—	—	—	—	—	—	—	—	—	—
Capex OP Sustaining	43,028	—	—	11,712	819	10,166	—	10,166	—	10,166	—	—
Working capital	—			4,250	1,250	1,500						(7,000)
Severance and reclamation and other taxes	51,896			2,059	716	145						48,975

* Does not include effect of Value add tax on the purchase and importation of each goods and services and its recoupment when exportation commences. That would generate an additional inmobilization of 16% during up to 12 months after first exportation commences.

Table 76 — Cash Flow with Front Caving UG Mined Option.

Gualcamayo Mine Valuation	Version :	26-Jan-09

		2,007	2,008	2,009	2,010	2,011	2,012	2,013	2,014	2,015	2,016	2,017
Reserves & Production UG QDD Lower	Balance	-2	-1	1	2	3	4	5	6	7	8	9
		-2	-1	1	2	3	4	5	6	7	8	9
Mineable - Beginning K Tonnes mined (Assumes P, P&P)	11,471,712	11,471,712	11,471,712	11,471,712	11,471,712	11,471,712	10,571,712	8,771,712	6,971,712	5,171,712	3,371,712	1,571,712
Throughput TPD		—	—	—	—	2,466	4,932	4,932	4,932	4,932	4,932	4,306
Production - Ore Mined		—	—			900,000	1,800,000	1,800,000	1,800,000	1,800,000	1,800,000	1,571,712
Au Grade g/t		—	—			2.35	2.33	2.00	1.99	1.99	1.60	1.55

Production - Ore to Mill	11,471,712					900,000	1,800,000	1,800,000	1,800,000	1,800,000	1,800,000	1,571,712
Au Grade g/t	1.95					2.35	2.33	2.00	1.99	1.99	1.60	1.55
Contained Gold koz	719.5580	—	—			67.93	134.71	115.55	115.06	115.05	92.69	78.56

Gold Mill Recovery %	80%	80%	80%	80%	80%	80%	80%	80%	80%	80%	80%	80%

Gold Production koz UG	575.646	0	0	0	0	54	108	92	92	92	74	63

Reserves & Production Open Pit QDD upper	Balance	-2	-1	1	2	3	4	5	6	7	8	9
		-2	-1	1	2	3	4	5	6	7	8	9
Mineable - Beginning K Tonnes mined (Assumes P, P&P)	67,201,858	67,201,858	67,201,858	67,201,858	60,499,672	53,633,526	45,953,610	38,130,877	30,308,498	22,486,120	14,663,741	6,043,884
Throughput TPD		—	—	18,362	18,811	21,041	21,432	21,431	21,431	21,431	23,616	16,559
Production - Ore Mined		—	—	6,702,186	6,866,145	7,679,916	7,822,733	7,822,379	7,822,379	7,822,379	8,619,857	6,043,884
Au Grade g/t		—	—	1.08	0.85	0.63	0.77	0.76	0.70	0.90	0.87	0.67

Production - Ore to Mill	67,201,858	—	—	6,702,185.96	6,866,145.48	7,679,916.32	7,822,733.07	7,822,378.65	7,822,378.65	7,822,378.65	8,619,857.31	6,043,883.68
Au Grade g/t	0.80	—	—	1.08	0.85	0.63	0.77	0.76	0.70	0.90	0.87	0.67
Contained Gold koz	1,733	—	—	232.74	188.13	154.90	194.47	190.69	175.54	225.84	240.18	130.42

Gold Mill Recovery %	79%			72%	80%	80%	80%	80%	80%	80%	80%	80%

Gold Production koz Open pit QDD upper	1,367.713	0	0	168	151	124	156	153	140	181	192	104

Reserves & Production Open Pit AIM	Balance	-2	-1	1	2	3	4	5	6	7	8	9
		-2	-1	1	2	3	4	5	6	7	8	9
Mineable - Beginning K Tonnes mined (Assumes P, P&P)	8,128,357	8,128,357	8,128,357	8,128,357	6,894,480	5,000,625	3,920,542	2,983,275	2,045,654	1,108,032	170,411	30,268
Throughput TPD		—	—	3,380	5,189	2,959	2,568	2,569	2,569	2,569	384	83
Production - Ore Mined		—	—	1,233,877	1,893,855	1,080,084	937,267	937,621	937,621	937,621
Au Grade g/t		—	—	2.10	2.25	2.27	2.18	2.11	2.11	2.11

Production - Ore to Mill	8,128,357	—	—	1,233,877	1,893,855	1,080,084	937,267	937,621	937,621	937,621	140,143	30,268
Au Grade g/t	2.17	—	—	2.10	2.25	2.27	2.18	2.11	2.11	2.11	2.11	2.11
Contained Gold koz	567.09	—	—	83.41	137.05	78.70	65.61	63.59	63.59	63.59	9.50	2.05

Gold Mill Recovery %	56%			72%	63%	50%	50%	50%	50%	50%	50%	50%

Gold Production koz Open pit AIM	319.711	0	0	60	86	39	33	32	32	32	5	1

Gold production Koz Open pit and Under ground	2,263.071	0	0	228	237	218	296	277	264	305	271	168

Income Statement

Gold Price US$/ OZ		—	—	775.00	800.00	825.00	725.00	725.00	725.00	725.00	725.00	725.00

Net Revenue from Gold
Total Gross Revenue	1,691,632	—	—	176,413	189,473	179,531	214,712	200,672	191,596	220,767	196,513	121,954
Total Net Revenue (0.95) - 5% retention	0.95	—	—	167,593	180,000	170,554	203,977	190,638	182,016	209,728	186,688	115,857

Gold Refining per Ounce	3.00	—	—	3.00	3.00	3.00	3.00	3.00	3.00	3.00	3.00	3.00
Gold Refining Expense		—	—	683	711	653	888	830	793	914	813	505

Mining Expense-UG	8.00	—	—	—	—	7,200	14,400	14,400	14,400	14,400	14,400	12,574
Plant Expense-UG	2.7	—	—	—	—	2,403	4,806	4,806	4,806	4,806	4,806	4,196
Mining Expense-OP	4.0			43,288	48,948	46,032	27,963	45,665	31,896	31,766	17,883	11,349
Plant Expense-OP	2.7			19,522	22,626	23,704	23,704	23,704	23,704	23,704	23,704	16,436
Mine G&A	0.84			7,781	8,170	8,579	8,579	8,579	8,579	5,147	4,289	3,432

Gold Royalty	3.5%	—	—	6,174	6,632	6,284	7,515	7,024	6,706	7,727	6,878	4,268

Total Mine Costs kUS$	757,132	—	—	77,449	87,087	94,855	87,855	105,008	90,883	88,464	72,773	52,759
Total Mine Costs US$/oz	337			340	368	436	297	379	344	291	268	314
Total Mine Costs US$/t	8.73	—	—	9.76	9.94	9.82	8.32	9.94	8.61	8.38	6.89	6.90

Exploration Expense K US$
Net Operating revenue
Cash margin		—	—	90,144	92,913	75,700	116,122	85,631	91,132	121,265	113,915	63,097

Recoverable sales taxes

Total Gross Margin K US$	849,918	—	—	90,144	92,913	75,700	116,122	85,631	91,132	121,265	113,915	63,097

Minesite - Other Costs / SJ Overhead				7,037	7,290	7,034	7,627	7,589	6,730	6,634	6,241	4,591

EBITDA	789,144	—	—	83,106	85,623	68,666	108,495	78,042	84,402	114,630	107,673	58,506

Depreciation & Amortization	489,751			50,697	52,459	43,716	50,470	55,436	52,400	66,775	61,788	56,009

EBIT	299,392	—	—	32,409	33,164	24,949	58,024	22,606	32,002	47,855	45,886	2,497

Non-Cash Budget Adjustments
Interest / Other Budget Adjustments - Cash

EBT	299,392	—	—	32,409	33,164	24,949	58,024	22,606	32,002	47,855	45,886	2,497

Cash Taxes	35.00%	—	—	—	—	—	20,308.47	7,911.97	11,200.66	16,749.25	16,059.94	874.10

Net Earnings	226,288			32,409	33,164	24,949	37,716	14,694	20,801	31,106	29,826	1,623

23.6.5             SENSITIVITY ANALYSIS

Table below show the sensitivities of the net present value (“NPV”) and the internal rate of return (“IRR”) for changes of gold price, operating cost and capex. IRR is significantly affected by changes of gold price and secondly by capex and less sensitive to opex change. Thus, the efforts of basic engineering and economic risk analysis should focus on detailing operating costs and gold price forecast.

Table 77 - Sensitivity Analysis (shrinkage).

	US$ x 000
	SENSITIVITY NPV @ 7.5%
	GOLD PRICE	OPEX	CAPEX
25%	247,991	-45,355	-23,435
20%	210,081	-23,359	-7,059
10%	134,261	18,474	25,691
0%	58,441	58,441	58,441
-10%	-18,433	98,407	91,191
-20%	-104,894	138,374	123,941
-25%	-151,699	158,357	140,316

	SENSITIVITY IRR%
	GOLD PRICE	OPEX	CAPEX
25%	28.95%	3.05%	5.68%
20%	25.86%	5.25%	6.93%
10%	19.51%	9.23%	9.70%
0%	12.89%	12.89%	12.89%
-10%	5.72%	16.42%	16.63%
-20%	-3.63%	19.87%	21.11%
-25%	-10.02%	21.56%	23.72%

Table 78 — Sensitivity Analysis (front caving).

	US$ x 000
	SENSITIVITY NPV @ 7.5%
	GOLD PRICE	OPEX	CAPEX
25%	319,479	14,763	35,858
20%	279,130	36,103	52,233
10%	198,432	77,130	84,983
0%	117,733	117,733	117,733
-10%	35,564	157,865	150,483
-20%	-50,877	197,996	183,234
-25%	-96,624	218,061	199,609

	SENSITIVITY IRR%
	GOLD PRICE	OPEX	CAPEX
25%	32.50%	8.76%	9.98%
20%	29.51%	10.55%	11.23%
10%	23.44%	13.92%	13.99%
0%	17.17%	17.17%	17.17%
-10%	10.53%	20.34%	20.91%
-20%	2.92%	23.46%	25.40%
-25%	-1.59%	25.00%	28.01%

23.6.6             PAYBACK

Payback for the combined QDD, QDDLW and AIM resource base case scoping level study is 4.9 years, based on an initial capital cost of US$265 million.

23.6.7             MINE LIFE

The estimated mine life for all mines combined is 9 years.